UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Mechanical Technology, Incorporated
(Exact name of registrant as specified in its charter)
__________________
New York	14-1462255
State or other jurisdiction	(IRS Employer
of incorporation or organization	Identification No.)

325 Washington Avenue Extension, Albany, New York 12205
(Address of principal executive offices) (Zip Code)

(518) 218-2550
(Registrant's telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock
($0.01 par value)
(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☑
Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1:          Business

Unless the context requires otherwise in this Form 10, the terms "MTI," the "Company," "we," "us," and "our" refer to Mechanical Technology, Incorporated, "MTI Instruments" refers to MTI Instruments, Inc. and "EcoChain" refers to EcoChain, Inc. Other trademarks, trade names, and service marks used in this Form 10 are the property of their respective owners.

Mechanical Technology, Incorporated, a New York corporation, was incorporated in 1961 and is headquartered in Albany, New York. The Company's core business is conducted through MTI Instruments, Inc., a wholly-owned subsidiary incorporated in New York in 2000. During January 2020 the Company formed a wholly-owned subsidiary, EcoChain, Inc., to conduct a new line of business, cryptocurrency mining, and in this regard also invested in Soluna Technologies, Ltd. ("Soluna"), a Canadian company that develops vertically-integrated, utility-scale computing facilities focused on cryptocurrency mining and cutting-edge blockchain applications, as further discussed below.

The Company also owns a 47.5% interest, which as of September 30, 2020 has a fair value of $0, in MeOH Power, Inc. (formerly MTI MicroFuel Cells, Inc.), which the Company operated as a subsidiary until December 31, 2013, at which time control of the subsidiary was transferred to a former director of the Company. We do not expect our current interest in MeOH Power, Inc. to have a material impact on our results of operations or financial condition going forward.

Test and Measurement Instrumentation Segment

MTI Instruments, Inc.

MTI Instruments engages in the design, manufacture, sale, marketing, and support of metrology, or measurement, products that provide analytical data to help customers monitor and analyze processes in areas including research and development, manufacturing, process control, quality control, and troubleshooting of third-party equipment. In research and development, our products can help customers collect empirical data that they can use to develop new products or processes. In manufacturing, our sensors can help engineers understand whether or not a process is under control. In the quality control area, our products can help determine if parts in a manufacturing line pass or fail an applicable quality test. With respect to troubleshooting, our products can provide diagnostic, and potential solution, information.

Because of the large number of applications and uses for our products, MTI Instruments' product mix varies from a single sensor to a large multi-channel system that contains many different sensors and software, we can provide our customers a complete solution. In addition, MTI Instruments sells components to original equipment manufacturers ("OEMs") who, in turn, incorporate our components into their own products.

MTI Instruments' operations are headquartered in Albany, New York.

Instrumentation Products

MTI Instruments manufactures a line of products capable of diagnosing vibration and balancing problems of an aircraft engine and generating a visual map of where metal weights should be placed for the customer to balance the engine, also known as "trim balancing." MTI Instruments also specializes in non-contact, highly-accurate metrology products. The measurements are carried from a distance while the sensor is tracking the object's movement. These types of measurement sensors are commonly referred to in the industry as non-contact, linear displacement measurement sensors. Additionally, MTI Instruments manufactures a portable signal generator as well as quality control tools for the semiconductor industry.

Balancing Systems: MTI Instruments manufactures computer-based portable balancing systems ("PBS") products that automatically collect and record aircraft engine vibration data, identify vibration or balance trouble in an engine, and calculate a solution to the problem on-wing, which means that customers do not have to disassemble the engine off the plane to perform this test and correct for the problem, resulting in a significant reduction of downtime. Major aircraft engine manufacturers and the U.S. Air Force, other military and commercial airlines, and gas turbine manufacturers use these products. MTI instruments also manufactures a product with similar characteristics for test cells. Test cells are dedicated engine facilities outfitted with instruments to test aircraft engines when taken off aircrafts.

Listed below are selected MTI Instruments' Balancing Systems product offerings and technologies:

Product	Description
PBS-4100+ Portable Balancing System	Provides easy-to-follow solutions for engine vibration and trim balancing

PBS-4100R+ Test Cell Vibration Analysis and Trim Balance System	Advanced trim balancing and diagnostics for engine test cells

TSC-4800A Tachometer Signal Conditioner	Signal conditioner detects and conditions signals for monitoring, measuring, and indicating engine speeds

Precision Instruments Products: MTI Instruments' precision instruments products are designed to address the needs of process engineers, researchers, designers, product developers, and others who need to measure and monitor what they are working on with precisions down to a nanometer or 1 billionth of a meter - essential to some industries like the semiconductor market, which uses such precision in the manufacturing of products including computer chips and smartphones. These products are also used in general industrial manufacturing applications including measuring dimensions, monitoring thickness, and the vibration of products.

Listed below are selected MTI Instruments' precision instruments product offerings and technologies:

Product Line	Description
Accumeasure ™ Series	High precision capacitive boards and systems offering great stability
Microtrak ™ Series	Single spot laser sensor line equipped with the latest complementary metal oxide semiconductor sensor technology with high sensitivity
Fotonic ® Sensor Series	Fiber-optic-based vibration sensor systems with high frequency response

Diagnostic Equipment: MTI Instruments offers a portable signal generator - its 1510 Calibrator. A signal, or function, generator is a product that delivers an electronic signal simulating other pieces of equipment or sensors to help the user easily isolate potential problems when testing and calibrating electronic equipment. While the product was originally designed to help customers calibrate PBS products in the field, MTI Instruments now markets this product worldwide to different markets.

Semiconductor and Solar Metrology Systems: MTI Instruments manufactures a family of products that can assist in early defect detection in the manufacturing process of semiconductor products. Some of these semiconductor products include microchips, which are the basis for building the sophisticated electronic devices in common use today, including computers and smartphones. MTI Instruments' semiconductor products help our manufacturer customers identify irregularities in the components of their products earlier in their manufacturing process. For example, for microchip manufacturers, our products allow for the detection of defects at the wafer (the surface, usually made of the chemical element silicon, from which microchips are built) stage of the manufacturing process. This allows our customers to discard defective components before they result in the manufacture of defective products, saving them time and money.

Listed below are MTI Instruments' semiconductor and solar metrology systems product offerings and technologies:

Product	Description
Proforma 300iSA	Semi-automated, non-contact full wafer surface scanning system for thickness, total thickness variation, bow, warp, site and global flatness
Proforma 300i	Manual, non-contact measurement of wafer thickness, total thickness variation, and bow
PV 1000	In process tool for measuring thickness and bow of solar wafers

Marketing and Sales

MTI Instruments markets its products and services using selected and specific channels of distribution.  In the Americas, MTI Instruments uses a combination of direct sales and representatives. Overseas, particularly in Europe and Asia, MTI Instruments uses distributors and agents specific to our targeted end markets and has our sales staff frequently (at least once per quarter) visit distributors and customers in these territories to increase our exposure and sales, although during the current COVID-19 pandemic these visits are taking place virtually, either through videoconferences or via webinars. For our balancing systems, MTI Instruments primarily sells directly to end users.

MTI Instruments supplements sales efforts with marketing activities across different media including search engines, targeted newsletters, and purchased customer lists, and participates in trade shows related to our business in hopes to increase lead generation, resulting in new customer sales. The Company also maintains strong working relationships with our existing key customers to continually promote new product sales.

In addition, the Company works with existing OEMs and seeks to work with new OEMs to incorporate our products into their own products or retrofit existing components with our products. In most cases, these OEMs are looking for a semi-custom sensor using our products and technologies as the base for development. While the sales cycle of a new MTI Instruments' product at an OEM can be long, so is the potential for recurring revenue once an OEM adopts our product.

Product Development

MTI Instruments conducts research and development efforts to support its existing products and develop new ones according to its sales and marketing plans. Management believes that our success in our current business depends to a large extent upon innovation, technological expertise, and new product development, and in some cases, seeking a technological advantage in the market. In addition, as noted above MTI Instruments seeks to work with OEMs to develop semi-custom product solutions.  Below are our most recent product development efforts, all of which are part of our Accumeasure ™ Series product line:

  In the first quarter of 2020, MTI Instruments launched our D200 HD, a high-definition product targeting customers looking for a linear displacement sensor capable of achieving a resolution in picometers. Resolution is the minimum detectable change in the position of the object being studied. For reference, one inch can be divided into 25.4 billion picometers. This product can detect small distance changes as low as 20 picometers. This product feature is particularly relevant to companies working in nano-science and nano-technology applications including the semiconductor, medical instrumentation, and electronics industries.

  In 2019, we launched the Digital Accumeasure D Series, Gen 3- the third generation of this product platform with improvements in linearity down to 0.01%, while improving resolution. Linearity is a large component of how an instrument performs and how accurate it is. This product is targeted to customers looking for a linear displacement sensor with both high accuracy and high resolution. This product appeals to companies working on tracking positioning or movement including two-directional moving platform manufacturers, lens positioning developers, and, in general, the semiconductor industry.

  In 2016, MTI Instruments introduced a paper-thin capacitance probe that is non-magnetic, a feature that allows the probe to conform to and be bonded in a thin gap and provides accurate measurement within surrounding magnetic fields. This paper-thin probe, together with the Accumeasure D, is designed to be used to measure and monitor gaps in high power generators, wind turbines, and other auxiliary equipment. That year, we also enhanced the PBS-4100+ to accommodate the latest generation of fuel-efficient aircraft engines.

Product Manufacturing & Operations

While many companies in the sensor, instrument, and systems markets have manufacturing operations overseas, MTI Instruments (and its predecessors) is and has always been a U.S.-based manufacturing company. Products are conceived, developed, tested, and shipped out from our headquarters in Albany, New York.

Our management believes that there are inherent advantages in maintaining our operations in the United States, including reducing the risk of inadvertent technology transfer, the ability to control manufacturing quality, and a much more effective customer management and satisfaction process. We have long-term vendor relationships and believe that most raw materials that we use in our products are readily available from a variety of vendors.

We employ a flexible approach to manufacturing. While cross-training our employees in operations in different functional areas, management also implemented and has kept up-to-date lean principles on the manufacturing floor to increase capacity and productivity when experiencing high sales volumes.

In April 2020, the Company was re-certified ISO 9001:2015 compliant. The certification was authorized by TÜVRheinland®, an independent agency. To initially obtain this certification, which we did in 2017, we underwent a rigorous five-step process including preparation, documentation, implementation, internal audit, and final certification. We believe that operational changes we have implemented in accordance with ISO 9001:2015 confirms our commitment to an effective management system and continuous improvement, a practice that management believes is important for continuous growth.

Competition

We compete with a number of companies, several of which are substantially larger than MTI Instruments.

In the axial turbo machinery market, MTI Instruments' PBS product line competes with products from companies including ACES Systems and Meggitt Sensing Systems (Vibrometer) in the diagnostics of engine vibration and trim balancing.

In the precision automated manufacturing market, MTI Instruments faces competition from companies including Omron, Turck, Pepperl Fuchs, Keyence, Micro Epsilon, Schmitt Industries, Capacitec, Microsense, and Motion Tech Automation.

In the R&D and semiconductor markets, we compete with companies involved in wafer inspection including KLA, Micro Epsilon, and E+H Metrology GmbH. Competitors in precision linear displacement include Keyence, Micro Epsilon, Schmitt Industries, Capacitec, Microsense, and Motion Tech Automation.

The primary competitive considerations in MTI Instruments' markets are product quality, performance, price, timely delivery, responsiveness, and the ability to identify, pursue, and obtain new customers. MTI Instruments believes that its employees, product development skills, sales and marketing systems, and reputation are competitive advantages.

Raw Materials

Our products are made from a wide variety of raw materials and certain subassemblies that are generally available from multiple sources. While we seek to have several sources of supply for our raw materials and subassemblies, however, we do obtain certain materials from a single source or a limited group of suppliers or from suppliers in a single country. While we believe that we have established strong vendor relationships to mitigate the risks associated with single source suppliers and have not experienced disruptions in our supply chain to date, disruptions in supply remain a possibility and could result in delays, increased costs, or reduced operating profits or cash flows.

Significant Customers

All of our product revenues to date during 2020, and all of our revenues during 2019, 2018, and 2017, were earned through MTI Instruments. MTI Instruments' largest customer is the U.S. Air Force. We also have strong relationships with companies in the electronics, aircraft, aerospace, automotive, and semiconductor industries. The U.S. Air Force accounted for 42.9%, 20.8%, 28.0%, and 20.1%, respectively, of our total product revenues during the first nine months of 2020 and during 2019, 2018, and 2017. Our largest commercial customer during the nine months ended September 30, 2020, was to a reseller of our aircraft ground support equipment, which accounted for 8.4% of total product revenue. Our largest commercial customer in 2019 was a U.S. manufacturer of test equipment and constructed service facilities to the aerospace and energy markets, which accounted for 11.0% of total product revenue. Our largest commercial customer in 2018 was a manufacturer of semiconductor equipment in Asia, which accounted for 11.1% of total product revenue, and our largest commercial customer in 2017 was a manufacturer of semiconductor equipment located in Asia, which accounted for 10.0% of total product revenue.

Intellectual Property and Proprietary Rights

We rely on trade secret and copyright laws to establish and protect the proprietary rights of our products. In addition, we enter into standard confidentiality agreements with our employees and consultants and seek to control access to and distribution of our proprietary information. Even with these precautions, however, it may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization or to develop similar technology independently. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries.

Royalty Agreement; Sale of Business

Pursuant to an Asset Purchase Agreement by and between MTI Instruments and 5 Twenty-Two Systems, LLC, dated as of May 10, 2019, we sold all assets related to our former tensile stage product line to 5 Twenty-Two Systems for an aggregate purchase price comprised of $27,500 plus $9,048.20 for certain inventory, plus future royalty payments, and 5 Twenty-Two Systems' assumption of certain liabilities. Pursuant to the Asset Purchase Agreement, 5 Twenty-Two Systems' is required to pay MTI Instruments, through May 10, 2022, a royalty equal to 3% of 5 Twenty-Two Systems' gross sales from its sale of products, equipment, or other assets containing, incorporating, or making use of the assets purchased from MTI Instruments pursuant to the Asset Purchase Agreement. We have received some royalty payments under this agreement but to date such amounts have been immaterial.

Cryptocurrency Segment

EcoChain, Inc.

On January 8, 2020, the Company formed EcoChain as a wholly-owned subsidiary to pursue a new business line focused on cryptocurrency and the blockchain ecosystem. In connection with this new business line, EcoChain has established a facility to mine cryptocurrencies and integrate with the blockchain network. Pursuant to an Operating and Management Agreement dated January 13, 2020, by and between EcoChain and Soluna, Soluna assisted us in developing, and is now operating, the cryptocurrency mining facility. The Operating and Management Agreement requires, among other things, that Soluna provide developmental and operational services, as directed by EcoChain, with respect to the cryptocurrency mining facility in exchange for EcoChain's payment to Soluna of a one-time management fee of $65,000 and profit-based success payments in the event EcoChain achieves explicit profitability thresholds. Pursuant to the Operating and Management Agreement, during the developmental phase of the cryptocurrency mining facility, which ended on March 14, 2020, Soluna gathered and analyzed information with respect to EcoChain's cryptocurrency mining efforts and produced budgets, financial models, and technical and operational plans, including a detailed business plan, that it delivered to EcoChain in March 2020, (the "Deliverables"), all of which was designed to assist with the efficient implementation of a cryptocurrency mine. The agreement provided that, following EcoChain's acceptance of the Deliverables, which occurred on March 23, 2020, Soluna, on behalf of EcoChain, would commence operations of the cryptocurrency mine in a manner that will allow EcoChain to mine and sell cryptocurrency. In that regard, on May 21, 2020, EcoChain acquired the intellectual property of Giga Watt, Inc. ("GigaWatt") and certain other property and rights of GigaWatt associated with GigaWatt's operation of a crypto-mining operation located in Washington State. The acquired assets form the cornerstone of EcoChain's new cryptocurrency mining operation.

The mining facility has electrical capacity of between 1.5 megawatts and 3 megawatts depending on whether the Company decides to upgrade certain electrical infrastructure within the facility. As of November 13, 2020, the Company has upgraded its electrical capacity at the facility to 2.6 megawatts. The Company will continue to assess the economics of further investing in facility upgrades to reach 3 megawatts. As of November 13, 2020, the mine is utilizing approximately 90% of its currently available capacity and we expect it to be at full capacity by December 1, 2020. The Company intends to rigorously evaluate increasing its investment in the Blockchain and dense computing sector.

The Operating and Management Agreement with Soluna provides the management expertise in the cryptocurrency industry that is necessary to operate the mining facility. Soluna handles the operational management of the mine including making decisions regarding miner purchases (as further described below), including the make and model thereof, and management of execution of daily activities. Several members of the Soluna management team have deep experience in the cryptocurrency industry, including leveraging green power and cutting-edge technology advancements. EcoChain has engaged a third-party service provider to handle the day-to-day operational tasks of the mine, including remedial and preventative maintenance, mine operations and general upkeep of the facility. The team handling these matters, which works on-site at the mining facility, has ten years' experience in the daily management of the mining facility as thus same team handled these matters for the facility when it was being operated by GigaWatt and by its bankruptcy trustee prior to EcoChain's purchase of the mine. The Company handles the general and administrative functions of the mine through its corporate office, but otherwise there are no synergies between this business and MTI Instruments' metrology business.  EcoChain has no employees.

Cryptocurrency Mining Operations

EcoChain's cryptocurrency mining operation in East Wenatchee, Washington, operated by Soluna as provided for in the Operating and Management Agreement, commenced operations and immediately began mining several cryptocurrencies, including BitCoin, Ethereum, and LiteCoin, immediately upon consummation of the GigaWatt transaction on May 21, 2020, using the mining equipment we acquired in that transaction. The mine, which is powered by renewable energy, is housed in approximately 19,000 square feet of leased space in four separate buildings. Since commencing its mining operations, EcoChain has acquired additional equipment and initiated improvements to the acquired facilities to increase the mine's capacity. To maximize space utilization at the facility and cut down on our operating costs associated with the facility, EcoChain has entered into a co-location agreement to share both unused space and facility costs with Navier Incorporated. EcoChain sells all cryptocurrencies mined for U.S. dollars, as it is not in the business of accumulating cryptocurrency on its balance sheet for speculative gains.

Cryptocurrency Assets

Cryptocurrency assets, known as miners, consist of hardware and software that perform the computations needed to mine cryptocurrencies, as discussed under "Cryptocurrency Revenue" below, and as such  are the source of the associated revenues generated by a cryptocurrency mine, including EcoChain's. EcoChain has approximately 1,000 miners in service, mostly Bitmains, that generate Bitcoin. For a number of reasons, including the fact that EcoChain purchases miners in the secondary market from a number of different sellers, and that the price fluctuates because of demand and supply fluctuations as well as fluctuations in the price of the specific cryptocurrency that can be mined by the miner purchased, which drives the cost of the miners, the cost of purchasing these assets fluctuates regularly. As a result, EcoChain uses dollar cost averaging to flatten the overall cost of purchasing the miners so that it can consistently purchase miners regardless of the cost on the date of purchase. This allows EcoChain to replace the miners more consistently with newer models, which is important because, as miners age, their speed degrades, usually resulting in decreased computations over the same period and, as a result, fewer mined cryptocurrencies. In addition, miners are subject to ongoing technical obsolescence.

Cryptocurrency Revenue

EcoChain recognizes revenue when the related cryptocurrencies are converted to U.S. dollars through its account with Coinbase, a cryptocurrency exchange (i.e. a platform that facilitates the exchange of cryptocurrencies for other assets, such as conventional money or other digital currencies). EcoChain chooses to exchange cryptocurrency to U.S. dollars through the Coinbase account daily. The primary cryptocurrencies that EcoChain mines are Bitcoin and, to a lesser degree, Ethereum and LiteCoin. The type of cryptocurrency mined is based specifically on the installed miner, as each miner can mine only one type of cryptocurrency. The miners perform complex computations at a speed referred to as the "hash rate." EcoChain participates in mining pools where our miners' computations and those of other miners owned by other persons and entities are combined to place blocks on the blockchain, which generates the relevant cryptocurrency (in other words, it is at this point that more of the relevant cryptocurrency is created, which is memorized in the blockchain by being represented by new "blocks"). The mining pool operator uses software to track contributions made by all the miners and allocates the newly-minted cryptocurrency to the miners based on their pro rata contributions. EcoChain has purchased software that monitors EcoChain's inputs into these pools and the resulting distribution of the resulting cryptocurrency, which allows the Soluna management team to ensure that EcoChain is being allocated the amounts of cryptocurrency it is entitled to based on the number of computations it contributes to the pools and the hash rate thereof. Mining pools are subject to disruption and downtime, however, and in the event that a pool EcoChain participates in experiences downtime, EcoChain's revenues and profitability could be negatively impacted due to an inability to place blocks on the blockchain. The cryptocurrencies allocated to EcoChain are automatically issued to its Coinbase account, which Coinbase exchanges for U.S. dollars based on standard exchange rates.

Crypto Currency Mining Market Overview

According to Global Coin Research,1 Bitcoin miners achieved an aggregate of more than $6 billion in revenues through July 2019 on an annualized basis. The Company believes that cryptocurrency mining has seen a growing demand due to, among other things, the continuous adoption of cryptocurrency worldwide. Crypto Research estimates, based on their research, that there are more than 40 million cryptocurrency users globally as of July 30, 2020.2 Coinbase alone has more than 30 million users, per CoinTelegraph, as of July 22, 2019, adding eight million users from mid-2018 to mid-2019.3 The increase is being fueled by, among other things, the growing adoption of cryptocurrency by a number of industries including, among others, online gaming, online gambling, remittances and digital commerce.4 Research estimates that from 2018 through 2028, the compound annual growth rate (return on investment over a period of time) of the market capitalization for the crypto asset market will be 36%.5 Further, according to Gartner, IDC and Forrester, the total addressable market (total estimate of value based on available population of users) is estimated to grow from $63 billion in 2020 to $86 billion in 2028.6 Based on the estimated growth in the total addressable market, the Company expects continued demand downstream to the mining level of cryptocurrencies.

Mining Ecosystem and Competitive Landscape

There are number of methods that individuals and organizations use to engage in cryptocurrency mining, and mining operations run the gamut from individuals using one or more systems to run mining operations to industrial-scale mining farms with thousands of systems.  The Company believes that the high demand for cryptocurrency is fueling innovation in all aspects of the mining hardware and the mining process. This includes the creation of mining pools, discussed above, that permitted the initial mining operators, which were generally small or individually-owned operations, to pool their resources to compete with larger entities that entered the mining market as cryptocurrencies gained wider use and acceptance and, as a result, mining them became more profitable.

Equity investment - Soluna

Simultaneously with entering into the Operating and Management Agreement with Soluna, the Company, pursuant to a purchase agreement it entered into with Soluna, made a strategic investment in Soluna by purchasing 158,730 Class A Preferred Shares of Soluna for an aggregate purchase price of $500,000 on January 13, 2020. After acceptance of the Deliverables, as required by the terms of the purchase agreement, the Company purchased an additional 79,365 Class A Preferred Shares of Soluna for an aggregate purchase price of $250,000. The Company also has the right, but not the obligation, to purchase additional equity securities of Soluna and its subsidiaries (including additional Class A Preferred Shares of Soluna) if Soluna secures certain levels or types of project financing with respect to its own wind power generation facilities. The Company has additionally entered into a Side Letter Agreement, dated January 13, 2020, with Soluna Technologies Investment I, LLC, a Delaware limited liability company that owns, on a fully diluted basis, 62.5% of Soluna and is controlled by a Brookstone Partners-affiliated director of the Company. The Side Letter Agreement provides for the transfer to the Company of additional Class A Preferred Shares of Soluna in the event Soluna issues additional equity below agreed-upon valuation thresholds.

Several of Soluna's equity holders are affiliated with Brookstone Partners, the investment firm that holds an equity interest in the Company through Brookstone Partners Acquisition XXIV, LLC. Our two Brookstone-affiliated directors also serve as directors and, in one case, as an officer, of Soluna and also have ownership interest in Soluna (See "Item 7. Certain Relationships and Related Transactions, and Director Independence" for additional information on these relationships). In light of these relationships, the various transactions by and between the Company and EcoChain, on the one hand, and Soluna, on the other hand, were negotiated on behalf of the Company and EcoChain via an independent investment committee of the Company's Board of Directors and separate legal representation. The transactions were subsequently unanimously approved by both the independent investment committee and the full Board of Directors of the Company.

___________________________________

1 Global Coin Research Team, Crypto Mining 101 - Overview & Landscape of the Mining Industry, May 5, 2020, available at https://globalcoinresearch.com/2020/05/05/crypto-mining-101/.

2 Demelza Hays, The Status of Cryptocurrency Adoption, Crypto Research, July 30, 2020, available at https://cryptoresearch.report/crypto-research/the-status-of-cryptocurrency-adoption/.

3 Helen Partz, Coinbase Added 8 Million New Users in the Past Year, July 23, 2019, available at https://cointelegraph.com/news/coinbase-added-8-million-new-users-in-the-past-year.

4 Statis Group, Cryptoasset Market Coverage Initiation: Valuation, August 30, 2018, available at https://research.bloomberg.com/pub/res/d37g1Q1hEhBkiRCu_ruMdMsbc0A.

5 Id.

6 Id.

Existing or Probable Governmental Regulations

Test and Measurement Instrumentation Segment

Under the current federal administration, there has been ongoing discussions and activities regarding changes to other U.S. trade policies and treaties, including threats by the United States to withdraw from certain treaties and other countries signing new trade agreements without U.S. participation. These developments may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and, in particular, trade between the impacted nations and the United States. Any of these factors could depress economic activity and restrict our access to suppliers or customers and could have a material adverse effect on our business, financial condition, and results of operations.

In particular, while there has been no impact on MTI to date from recent tariffs, new tariffs may yet be implemented, and it is unclear when and if the incoming administration of President-elect Biden will reverse any such tariffs. New tariffs, if implemented, could negatively impact MTI in a number of ways. While any steel and aluminum we use in our products is produced solely in the United States, the new tariffs may provide domestic steel and aluminum producers the flexibility to increase their prices, at least to a level where their products would still be priced below foreign competitors once the tariffs are taken into account. Any such price increases, to the extent we did not pass such increases on to our customers, would likely increase our cost of product revenue and, as a result, decrease our gross margins, operating income, and net income, which could have a material adverse effect on our financial condition. On the other hand, if we attempt to pass any such increases on to our customers, that may result in lower sales, which would likely decrease our net income, and could have a material adverse effect on our financial condition. In addition, in response to the new tariffs, a number of other countries are threatening to impose tariffs on U.S. imports that, if implemented, could increase the price of our products in these countries and may result in our customers looking to alternative sources for our products. This would result in decreased sales, which could have a negative impact on our gross margins, net income, and financial condition.

We anticipate possible further changes to current policies by the U.S. government that could affect MTI Instruments' business, including changes in U.S. trade relations with other countries (e.g., China). Our suppliers source some of their raw materials from foreign countries, so any new tariffs imposed by the U.S. government on imports into the United States may increase our cost of product revenue to the extent our suppliers pass some or all of the costs of such tariffs on to their customers and, as a result, decrease our gross margins, operating income, and net income, which could have a material adverse effect on our financial condition. Further, the imposition of such tariffs, and other recent and potential actions of the U.S. government with respect to other countries, may generate negative views of the United States in other countries and make persons in those countries less inclined to purchase products from U.S. companies like us.

The ultimate reaction of other countries to recent and potential additional tariffs, and the impact of these tariffs on the United States, the global economy, and our business, financial condition, and results of operations, cannot be predicted at this time, nor can we predict the impact of any other actions, including U.S. withdrawal from or attempted renegotiation of trade treaties, that may be undertaken by the current or the incoming administration with respect to global trade and the impact this may ultimately have on our business, operating results, and financial condition.

Cryptocurrency Segment

While the United States and a number of other countries are considering how to regulate cryptocurrencies, very little action has been taken in that regard to date. While we expect that regulation, particularly in the United States, governing the cryptocurrency arena will be adopted at some point, there is no certainty at this time when such regulations may be adopted, what form such regulation will take, or the parts of the cryptocurrency sector that such regulations will impact. As a result, we cannot at this time determine or even estimate what the impact of such regulations may be on EcoChain's business or on EcoChain's and, as a result, the Company's, financial condition or results of operations.

Human Capital Resources

As of November 16, 2020, we had 33 employees including 26 full-time employees. Of these employees 10 are engaged in product development, nine in manufacturing, and the remainder in sales and general and administrative functions. The manufacturing personnel include both individuals directly involved in the manufacturing of our products as well as warehouse and operations supervisory personnel. Certain positions within our organization require industry-specific technical knowledge. We have been successful in attracting and retaining qualified technical personnel for these positions. None of our employees are covered by any collective bargaining agreement.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, engaging, incentivizing, and integrating our existing and additional employees. The Company supports its employees through a generous benefits package and has recently expanded human resource activities to include wellness activities.

Item1A:       Risk Factors

Not required due to the Company's status as a smaller reporting company.

Item 2:          Financial Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the related notes included elsewhere in this Form 10.

Cautionary Statement Regarding Forward-Looking Statements

This registration statement, including the discussion in this section, contains forward-looking statements that involve risks and uncertainties. Any statements herein that are not statements of historical fact may be forward-looking statements. When we use the words "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend," "should," "could," "may," "will" and similar words or phrases, we are identifying forward-looking statements. Such forward-looking statements include, but are not limited to, statements regarding:

  statements with respect to management's strategy and planned initiatives;
  management's belief that it will have adequate resources to fund the Company's operations and capital expenditures for the remainder of the year ending December 31, 2020 and for the year ending December 31, 2021;
  future capital expenditures and spending on research and development;
  expected funding of future cash expenditures;
  our expectations with respect to pending legal proceedings;
  statements regarding the expected operations of EcoChain, Inc. and the impact on our business, operating results, and financial condition as a result thereof;
  the expected impact of pending accounting updates, including potential updates pertaining to cryptocurrency; and
  the expected impact of our investments in Soluna Technologies Ltd. and MeOH Power, Inc.

Forward-looking statements involve risks, uncertainties, estimates, and assumptions that may cause our actual results, performance, or achievements to be materially different from those expressed or implied by forward-looking statements. Important factors that could cause these differences include the following:

  sales revenue growth may not be achieved or maintained;
  the dependence of our business on a small number of customers and potential loss of government contracts - particularly in light of potential cuts that may be imposed as a result of U.S. government budget appropriations;
  our lack of long-term purchase commitments from our customers and the ability of our customers to cancel, reduce, or delay orders for our products;
  our inability to build and maintain relationships with our customers;
  our inability to develop and utilize new technologies that address the needs of our customers;
  our inability to retain existing or obtain new credit facilities;
  the cyclical nature of the electronics and military industries;
  the uncertainty of the U.S. and global economy, particularly in light of the COVID-19 pandemic;
  the impact of future exchange rate fluctuations;
  failure of our strategic alliances to achieve their objectives or perform as contemplated and the risk of cancellation or early termination of such alliance by either party;
  the loss of services of one or more of our key employees or the inability to hire, train, and retain key personnel;
  risks related to protection and infringement of intellectual property;
  our occasional dependence on sole suppliers or a limited group of suppliers;
  our ability to generate income to realize the tax benefit of our historical net operating losses;
  risks related to the limitation of the use, for tax purposes, of our net historical operating losses in the event of certain ownership changes;
  EcoChain's development efforts with respect to its current cryptocurrency mining facility may not lead to construction of additional operational cryptocurrency mines;
  even if EcoChain's development of an operational cryptocurrency mine is successful, it still may not achieve profitability in our expected timeframe or at all depending on numerous uncertainties, including the costs of operation, the future price of cryptocurrencies and fluctuations in such prices, government and quasi-government regulation of cryptocurrencies and their use, restrictions on or regulation of access to and operation of blockchain networks or similar systems, and the availability and popularity of other forms or methods of buying and selling goods and services, including government-backed cryptocurrencies;
  general economic conditions;

  risks related to scaling the EcoChain cryptocurrency mine to larger-scale cryptocurrency mining operations;
  the general risk that the EcoChain business may not be successful;
  uncertainty regarding EcoChain's ability to consistently monetize cryptocurrency;
  fluctuating valuations of cryptocurrency; and
  other risks discussed in this Form 10.

Except as may be required by applicable law, we do not undertake or intend to update or revise our forward-looking statements and we assume no obligation to update any forward-looking statements contained in this registration statement. Thus, assumptions should not be made that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements.

Overview

MTI's core business is conducted through our wholly-owned subsidiary, MTI Instruments. MTI Instruments is a supplier of vibration measurement and system balancing solutions, precision linear displacement sensors, instruments and system solutions, and wafer inspection tools, serving markets that require 1) engine balancing and vibration analysis systems for both military and commercial aircraft, 2) the precise measurements and control of products and processes in automated manufacturing, assembly, and consistent operation of complex machinery, and 3) metrology tools for semiconductor and solar wafer characterization. We are continuously working on ways to increase our sales reach, including expanded worldwide sales coverage and enhanced internet marketing.

Results of Operations

Results of Operations for the Three and Nine Months Ended September 30, 2020 Compared to the Three and Nine Months Ended September 30, 2019.

The following table summarizes changes in the various components of our net income during the three months ended September 30, 2020 compared to the three months ended September 30, 2019.

(Dollars in thousands)	Three Months Ended September 30, 2020	Three Months Ended September 30, 2019	$ Change	% Change
Product revenue	$3,511	$1,640	$1,871	114.1%
Cryptocurrency revenue	$176	$-	$176
Operating costs and expenses:
Cost of product revenue	$879	$575	$304	52.9%
Cost of cryptocurrency revenue	$172	$-	$172
Research and product development expenses	$363	$374	$(11)	(2.9)%
Selling, general and administrative expenses	$818	$689	$129	18.7%
Operating income	$1,455	$2	$1,453	72,650%
Other income, net	$55	$3	$52	1,733.3%
Income before income taxes	$1,510	$5	$1,505	30,100%
Income tax (expense) benefit	$(3)	$33	$(36)	(109.1)%
Net income	$1,507	$38	$1,469	3,865.8%

The following table summarizes changes in the various components of our net income during the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019.

(Dollars in thousands)	Nine Months Ended September 30, 2020	Nine Months Ended September 30, 2019	$ Change	% Change
Product revenue	$7,484	$5,096	$2,388	46.9%
Cryptocurrency revenue	$226	$-	$226
Operating costs and expenses:
Cost of product revenue	$2,038	$1,689	$349	20.7%
Cost of cryptocurrency revenue	$248	$-	$248
Research and product development expenses	$1,127	$1,034	$93	9.0%
Selling, general and administrative expenses	$2,384	$2,000	$384	19.2%
Operating income	$1,913	$373	$1,540	412.9%
Other income, net	$59	$30	$29	96.7%
Income before income taxes	$1,972	$403	$1,569	389.3%
Income tax benefit	$-	$33	$33
Net income	$1,972	$436	$1,536	352.3%

Product Revenue: Product revenue consists of revenue recognized from sales of MTI Instruments' products.

Product revenue for the three months ended September 30, 2020 increased by $1.9 million, or 114.1%, to $3.5 million from $1.6 million during the three months ended September 30, 2019. The primary reason for the increase in product revenue was a $1.5 million increase in shipments to the U.S. Air Force as a result of additional incremental PBS units ordered versus prior year and an associated $400 thousand increase in associated accessories. The instrumentation line of business had a decline in the capacitance line of $69 thousand during the quarter compared to the third quarter of last year, which decline was offset by increases in sales of various other instrumentation products.

Product revenue for the nine months ended September 30, 2020 increased by $2.4 million, or 46.9%, to $7.5 million from $5.1 million during the nine months ended September 30, 2019. The primary reason for the increase was a $2.7 million increase in overall shipments to the U.S. Air Force, which offset a $300 thousand decline in instrumentation sales, primarily $242 thousand in shipments of our semi-automated wafer metrology tools, due to our customers' more conservative spending policies during the 2020 period resulting primarily from COVID-19-related challenges.

As further discussed in "Item 1. Business," we are dependent on a limited number of customers for a significant portion of our sales, including the U.S. Air Force, which accounted for 57.7% and 31.1% of our product revenues for the three months ended September 30, 2020 and 2019, respectively, and 49.4% and 18.5%, respectively, of our product revenues for the nine months ended September 30, 2020 and 2019. This can cause significant fluctuations in our product sales and, as a result, revenues, from one fiscal period to the next. We may sell a significant amount of our products to one or a few customers for various short-term projects in one period and then have markedly decreased sales in following periods as these projects end or customers have the products they require for the foreseeable future. The fact that we sell a significant amount of our products to a limited number of customers also results in a customer concentration risk. The loss of any significant portion of such customers or a material adverse change in the financial condition of any one of these customers could have a material adverse effect on our revenues.

Information regarding government contracts included in product revenue is as follows:

(Dollars in thousands)		Revenues for the Three Months Ended September 30,		Revenues for the Nine Months Ended September 30,		Contract Revenues to Date September 30,	Total Contract Orders Received to Date September 30,
Contract (1)	Expiration	2020	2019	2020	2019	2020	2020

$9.74 million U.S. Air Force Systems, Accessories and Maintenance	06/30/2021 (2)	$2,025	$493	$3,694	$940	$9,157	$9,257

_________________

(1)      Contract values represent maximum potential values at time of contract placement and may not be representative of actual results.
(2)      Date represents expiration of contract, including the exercise of the option extension.

Cryptocurrency Revenue: Cryptocurrency revenue consists of revenue recognized from EcoChain's' cryptocurrency mining facility.

Cryptocurrency revenue was $176 thousand and $226 thousand, respectively, for the three and nine months ended September 30, 2020. As noted above, EcoChain's' cryptocurrency mining facility did not begin operations until the second quarter of 2020, and therefore there was no cryptocurrency revenue for the three and nine months ended September 30, 2019. This revenue represents the cash received upon the sale of the various cryptocurrencies mined at our new mining facility during the second and third quarters of 2020.

Cost of Product Revenue; Gross Margin: Cost of product revenue includes the direct material and labor cost as well as an allocation of overhead costs that relate to the manufacturing of the products we sell. Cost of product revenue also includes the labor and material costs incurred for product maintenance, replacement parts, and service under our contractual obligations.

Cost of product revenue for the three months ended September 30, 2020 increased by $304 thousand, or 52.9%, to $879 thousand from $575 thousand for the three months ended September 30, 2019. Gross profit, as a percentage of product revenue, increased to 75.0% during the third quarter of 2020 compared to 64.9% for the third quarter of 2019. Cost of product revenue for the nine months ended September 30, 2020 increased by $349 thousand, or 20.7%, to $2.0 million from $1.7 million for the nine months ended September 30, 2019. Gross profit, as a percentage of product revenue, increased to 72.8% during the nine months ended September 30, 2020 compared to 66.9% during the nine months ended September 30, 2019.

The primary reason for the increase in the cost of product revenue during the 2020 periods was the increase in U.S. Air Force shipments, as discussed above in "Product Revenue." The improvement in gross profit during the 2020 periods was primarily attributable to changes in the product mix as the proportion of our most profitable product line made up an increased percentage of overall sales during 2020, and efficiencies gained with an increased amount of sales of new engine vibration balancing systems during the 2020 periods compared to greater sales of repaired systems, accessories, and wafer metrology tools, which have higher labor and material components, during the 2019 periods.

Cost of Cryptocurrency Revenue: Cost of cryptocurrency revenue includes direct utility costs as well as an allocation of overhead costs that relate to the operations of EcoChain's' cryptocurrency mining facility.

Cost of cryptocurrency revenue was $172 thousand and $248 thousand, respectively, for the three and nine months ended September 30, 2020. As noted above, EcoChain's' cryptocurrency mining facility did not begin operations until the second quarter of 2020, and therefore there was no cryptocurrency revenue or associated costs for the three and nine months ended September 30, 2019.

Research and Product Development Expenses: Research and product development expenses includes the costs of materials to build development and prototype units, cash and non-cash compensation and benefits for the engineering and related staff, expenses for contract engineers, fees paid to outside suppliers for subcontracted components and services, fees paid to consultants for services provided, materials and supplies consumed, facility related costs such as computer and network services, and other general overhead costs associated with our research and development activities, to the extent not reimbursed by our customers.

Research and product development expenses for the three months ended September 30, 2020 decreased $11 thousand, or 2.9%, to $363 thousand from $374 thousand for the three months ended September 30, 2020. This decrease was primarily due a decrease in associated product development cost of materials, although we expect this savings to be spent in the fourth quarter.

Research and product development expenses for the nine months ended September 30, 2020 increased $93 thousand, or 9.0%, to $1.1 million from $1.0 million for the nine months ended September 30, 2020. This increase was primarily due to the addition of one full-time employee to the engineering staff during the first quarter of 2020 in connection with the development of our next-generation engine vibration balancing systems and capacitance products, slightly offset by the movement of a highly-compensated employee from full-time to part-time status during the third quarter. This work is expected to continue at similar spending levels throughout the remainder of 2020 and into 2021 as we introduce these next-generation products to the market.

Selling, General and Administrative Expenses: Selling, general and administrative expenses includes cash and non-cash compensation, benefits, and related costs in support of our general corporate functions, including general management, finance and accounting, human resources, selling and marketing, information technology, and legal services.

Selling, general and administrative expenses for the three months ended September 30, 2020 increased by $129 thousand, or 18.7%, to $818 thousand from $689 thousand for the three months ended September 30, 2019. This increase was primarily a result of $35 thousand in spending associated with EcoChain's mining operation and $51 thousand related to salary and benefits of our new Chief Financial Officer, who was hired in July 2020.

Selling, general and administrative expenses for the nine months ended September 30, 2020 increased by $384 thousand, or 19.2%, to $2.4 million from $2.0 million for the nine months ended September 30, 2019. This increase was primarily a result of $150 thousand related to the salary and benefits of the new President of MTI Instruments, who was originally hired as Director of Marketing late in the third quarter of 2019 and promoted to President of MTI Instruments in September 2020, $147 thousand in legal fees associated with the Company's investment in Soluna and the March 2020 and September 2020 Form 10 filings, $144 thousand in spending associated with EcoChain's mining operation, which included a $65 thousand one-time management fee paid to Soluna in January 2020, and $90 thousand related to the salary, benefits, and recruitment of our new Chief Financial Officer, partially offset by a $160 thousand decrease in spending on travel for customer visits and trade shows due to COVID-19 restrictions in place since March 2020.  Like most companies, we are evaluating our position with respect to such travel and considering how to optimize use of a virtual environment going forward, but we do expect travel-related spending to increase from current levels when it is safe to travel and meet with people in person, hopefully beginning during 2021.

The Company has and expects to continue to periodically fund EcoChain with respect to its development and construction of the cryptocurrency mining facility pursuant to budgets agreed upon with Soluna under the Operating and Management Agreement. The Company spent $705 thousand on such funding of EcoChain during the nine months ended September 30, 2020, $147 thousand of which is reflected in selling, general and administrative expenses for the period, and expects to spend a total of approximately $750 thousand on such funding during the full-year 2020, a portion of which will be reflected in selling, general and administrative expenses for the full year. This initial $750,000 funding includes a combination of fixed assets and operating expenses pursuant to an investment, operations, and management plan that Soluna is executing on behalf of EcoChain.

The Company expects selling, general and administrative expenses to continue to increase in 2020 and generally going forward as a result of the re-registration of our common stock under Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act") and the resulting resumption of filing periodic reports, annual proxy statements, and other filings with the Securities and Exchange Commission (the "SEC").

Operating Income: Operating income was $1.5 million for the three months ended September 30, 2020 compared to $2 thousand for the three months ended September 30, 2019, and $1.9 million for the nine months September 30, 2020 compared to $373 thousand for the nine months ended September 30, 2019. These improvements were the result of the factors noted above, that is, the increased sales, specifically delivering the majority of the PBS units for the United States Air Force and the improvement in the profit margin,  partially offset by increased selling, general and administrative expenses.

Other Income: Other income was $55 thousand and $59 thousand, respectively, for the three and nine months ended September 30, 2020, and was primarily related to income from the sale of EcoChain's excess equipment and interest income on operating cash balances. Other income was $3 thousand for the three months ended September 30, 2019 and related to royalty income associated with the tensile product line. Other income was $30 thousand for the nine months ended September 30, 2019 and was primarily related to the disposal of the tensile product line and related three-year royalty agreement and interest income on operating cash balances.

Income Taxes: Income tax expense was $3 thousand for the three months ended September 30, 2020 and related to a 2019 incurred state tax for Texas. There was a refund paid for $3 thousand from a 2018 overpayment of California income taxes, which offset the income tax expense for the nine months ended September 30, 2020. Income tax benefit was $33 thousand for each of the three and nine months ended September 30, 2019 and related to a refund associated with prior taxes paid under alternative minimum tax expense that were previously carried forward, and with the repeal of the federal alternative minimum tax this carryforward was refunded. The Company owed no taxes during the 2020 periods as it is, and during the 2020 periods, was, carrying forward previously-accumulated net operating losses that it can credit against income to reduce or eliminate any taxes that it would otherwise owe.

Net Income: Net income was $1.5 million for the three months ended September 30, 2020 compared to $38 thousand for the three months ended September 30, 2019, and $2.0 million for the nine months ended September 30, 2020 compared to $436 thousand for the nine months ended September 30, 2019. These improvements were the result of the factors noted above, that is, the increased sales and improvement in the profit margin in each period, partially offset by increases in general and administrative expenses, cost of product revenue, and cost of cryptocurrency revenue.

Results of Operations for the Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018.

The following table summarizes changes in the various components of our net income during the year ended December 31, 2019 compared to the year ended December 31, 2018.

(Dollars in thousands)	Year Ended December 31, 2019	Year Ended December 31, 2018	$ Change	% Change
Product revenue	$6,571	$8,062	$(1,491)	(18.5)%
Operating costs and expenses:
Cost of product revenue	$2,205	$2,327	$(122)	(5.2)%
Research and product development expenses	$1,381	$1,236	$145	11.7%
Selling, general and administrative expenses	$2,726	$2,976	$(250)	(8.4)%
Operating income	$259	$1,523	$(1,264)	(83.0)%
Other income, net	$36	$21	$15	71.4%
Income before income taxes	$295	$1,544	$(1,249)	(80.9)%
Income tax benefit	$28	$392	$(364)	(92.9)%
Net income	$323	$1,936	$(1,613)	(83.3)%

Product Revenue: Product revenue during the year ended December 31, 2019 compared to 2018 decreased by $1.5 million, or 18.5%, to $6.6 million from $8.1 million. The primary reasons for the decrease in product revenue was a $0.9 million decline in U.S. Air Force purchases caused by federal resources not being apportioned to funded delivery orders under its existing multi-year contract with us, a 12% sales decline in the semiconductor industry, per the Semiconductor Industry Association, which translated into a $0.3 million drop in sales to a manufacturer of semiconductor equipment in Asia, and international trade conditions that made it difficult to ship U.S. products to Asia because of delays in export approvals and Asian customers unwillingness to purchase U.S. products, which resulted in a $0.3 million decline in sales to our Asian distributors. Sales to the U.S. Air Force accounted for 20.8% and 28.0% of our annual product revenues for the years ended December 31, 2019 and 2018, respectively. As discussed above under "Results of Operations for the Three and Nine Months Ended September 30, 2020 Compared to the Three and Nine Months Ended September 30, 2019," our dependence on a limited number of customers, including the U.S. Air Force, can cause significant fluctuations in our product sales and, as a result, revenue, from one fiscal period to the next. In addition, Air Force sales can change as a result of a potential redeployment of, or cuts in, government funding, as was the case in 2019.

Information regarding government contracts included in product revenue is as follows:

(Dollars in thousands)		Revenues for the Year Ended December 31,		Contract Revenues to Date December 31,	Total Contract Orders Received to Date December 31,
Contract(1)	Expiration	2019	2018	2019	2019

$9.35 million U.S. Air Force Systems, Accessories and Maintenance	06/30/2021(2)	$1,286	$2,069	$5,497	$5,497

(1) Contract values represent maximum potential values at time of contract placement and may not be representative of actual results.
(2) Date represents expiration of contract, including the exercise of option extensions.

Cost of Product Revenue; Gross Margin: Cost of product revenue decreased by $122 thousand, or 5.2%, to $2.2 million during the year ended December 31, 2019, from $2.3 million during the year ended December 31, 2018. The primary reason for the decrease in the cost of product revenue was the reduction in sales of our products during 2019, as discussed above in "Product Revenue." Gross profit as a percentage of product revenue decreased from 71.1% during the year ended December 31, 2018 to 66.4% during the year ended December 31, 2019 due primarily to changes in the product mix, which in 2019 was more concentrated on vibration system accessories and repairs (27% versus 22%) and our capacitance based systems (27% vs 25%), both of which have higher labor and material costs, and, to a lesser extent, $76 thousand in obsolete/slow moving inventory write-offs primarily associated with first generation digital capacitance systems that have been replaced by newer products such that we can no longer sell them and excessive quantities of laser components.

Research and Product Development Expenses: Research and product development expenses increased $145 thousand during the year ended December 31, 2019 compared to 2018 due primarily to increased staffing driving the current development of our next generation capacitance and engine vibration balancing systems.

Selling, General and Administrative Expenses: Selling, general and administrative expenses for the year ended December 31, 2019 decreased by $250 thousand, or 8.4%, to $2.7 million in 2019 from $3.0 million in 2018. This decrease is primarily the result of a $77 thousand decrease in the variable portion of executive compensation due to the drop in revenue and profitability during 2019 compared to the prior year, $65 thousand of sales staff resources being allocated to product development initiatives, a $45 thousand reduction in legal fees, which were higher in 2018 due to the de-registration of the Company's common stock under Section 12 of the Exchange Act and the attendant cessation of the filing of periodic and current reports and annual proxy statements with the SEC in 2018, and $40 thousand lower sales commission expense consistent with the decrease in product sales during 2019.

Operating Income: Operating income was $259 thousand for the year ended December 31, 2019 compared to operating income of $1.5 million in 2018. This $1.3 million decrease was a result of the factors noted above, that is, reductions in revenue and gross margins, along with an increase in research and development expenses, partially offset by a decrease in selling, general and administrative expenses.

Other Income: Other income was $36 thousand for the year ended December 31, 2019 and was primarily related to the disposal of the tensile product line and related three-year royalty agreement and interest income on operating cash balances. Other income was $21 thousand for the year ended December 31, 2018 and primarily consisted of interest income on operating cash balances.

Income Tax Benefit: Income tax benefit for the year ended December 31, 2019 was $28 thousand and was primarily a result of a $33 thousand income tax benefit due to a refund associated with the repeal of the federal alternative minimum tax for C corporations. Our effective income tax rate for the year ended December 31, 2019 was (9)%. Income tax benefit for the year ended December 31, 2018 was $392 thousand and was primarily a result of the release of a portion of our valuation allowance against our deferred tax assets. The partial release of the valuation allowance caused us to recognize an incremental tax benefit of $395 thousand in the fourth quarter of 2018. Our effective income tax rate for the year ended December 31, 2018 was (26)%.

Net Income: Net income for the year ended December 31, 2019 was $323 thousand compared to net income of $1.9 million in 2018. As discussed above, the decrease in net income during 2019 was attributable to reductions in revenue and gross margins, along with an increase in research and development, partially offset by a decrease in selling, general and administrative expenses.

Liquidity and Capital Resources

Several key indicators of our liquidity are summarized in the following table:

(Dollars in thousands)	Nine Months Ended or as of	Year Ended or as of	Year Ended or as of
	September 30,	December 31,	December 31,
	2020	2019	2018
Cash	$2,894	$2,510	$5,771
Working capital	$3,832	$3,093	$6,370
Net income	$1,972	$323	$1,936
Net cash provided by operating activities	$1,516	$289	$1,936
Purchase of property, plant and equipment	$(382)	$(83)	$(93)
Cash dividends on common stock	$-	$(3,541)	$-

The Company has historically incurred significant losses primarily due to its past efforts to fund direct methanol fuel cell product development and commercialization programs and had a consolidated accumulated deficit of approximately $117.8 million as of September 30, 2020. As of September 30, 2020, the Company had working capital of approximately $3.8 million, no debt, no outstanding commitments for capital expenditures, and approximately $2.9 million of cash available to fund its operations.

Based on business developments, including changes in production levels, staffing requirements, and network infrastructure improvements, additional capital equipment may be required in the foreseeable future. We expect to spend a total of approximately $425 thousand on capital equipment and $1.6 million in research and development during 2020. We expect to finance any future expenditures and continue funding our operations from our current cash position and our projected 2020 cash flows pursuant to management's plans. We may also seek to supplement our resources by obtaining credit facilities to fund operational working capital and capital expenditure requirements. Any additional financing, if required, may not be available to us on acceptable terms or at all.

As discussed above, the Company spent $704 thousand during the nine months ended September 30, 2020, to fund EcoChain with respect to its development and construction of the cryptocurrency mining facility pursuant to budgets agreed upon with Soluna under the Operating and Management Agreement. The Company expects to spend a total of approximately $750 thousand on such funding of EcoChain during 2020 and to continue to periodically fund such expenses with respect to EcoChain going forward, although under the terms of  the Operating and Management Agreement with Soluna it is not obligated to provide any additional funding. This initial $750,000 funding includes a combination of fixed assets and operating expenses pursuant to an investment, operations and management plan that Soluna is executing on behalf of EcoChain. Such expenses have and we intend will continue to be funded from MTI's available cash resources, and expenses funded to date are reflected in the Company's consolidated balance sheet and income statement beginning in the first quarter of 2020.

While it cannot be assured, management believes that, due in part to our current working capital level, projected cash requirements for operations and capital expenditures, its current available cash of approximately $2.9 million, its projected 2020, and 2021 cash flow pursuant to management's plans, we will have adequate resources to fund operations and capital expenditures for the remainder of 2020 and for the year ending December 31, 2021.

If our revenue estimates are off either in timing or amount, however, or if cash generated from operations is insufficient to satisfy the Company's operational working capital and capital expenditure requirements, the Company may need to implement additional steps to ensure liquidity including, but not limited to, the deferral of planned capital spending and/or delaying existing or pending product development initiatives, or the Company may be required to obtain credit facilities, if available, to fund these initiatives. The Company has no other formal commitments for funding its future needs at this time and any additional financing we may require during the remainder of 2020 or the year ending December 31, 2021, may not be available to us on acceptable terms or at all. Such steps, if required, could potentially have a material and adverse effect on our business, results of operations, and financial condition.

Debt

On May 7, 2020, in connection with receipt of a $3.3 million U.S. Air Force delivery order, MTI Instruments obtained a $300 thousand secured line of credit from Pioneer Bank that will, among other things, assist with MTI Instruments' timely fulfillment of the delivery order. The line of credit may be drawn in the discretion of MTI Instruments and bears interest at a rate of Prime +1% per annum. Accrued interest is due monthly and principal is payable over a period of 30 days following lender's demand. The line of credit is secured by the assets of MTI Instruments and is guaranteed by the Company. As of September 30, 2020, there were no amounts outstanding under the line of credit.

We had no credit facilities available at either December 31, 2019 or December 31, 2018 and no debt outstanding at September 30, 2020, December 31, 2019, or December 31, 2018.

Backlog, Inventory, and Accounts Receivable

At September 30, 2020, our order backlog was $848 thousand compared to $721 thousand at December 31, 2019. The increase in backlog from December 2019 was primarily due to the remaining military cable kits from an order placed during the second quarter of 2020 that were due to be (and were) delivered in October.

The Company's order backlog was $721 thousand at December 31, 2019 compared to $621 thousand at December 31, 2018. The increase at December 31, 2019 was due to orders from our largest European customer during 2019, with scheduled deliveries throughout 2020 and into 2021.

Our inventory turnover ratios and average accounts receivable days outstanding for the trailing 12 month periods and their changes at September 30, 2020 and 2019 are as follows:

	2020	2019	Change
Inventory turnover	2.3	2.8	(0.5)
Average accounts receivable days outstanding	37	40	(3)

The 12-month inventory turns declined during the 2020 period compared to the prior 12-month period due to a 19% increase in average inventory balances corresponding to material purchases and buildup of inventory in advance of deliveries to the U.S. Air Force under the existing multi-year contract.

The average accounts receivable days' outstanding during the 2020 periods decreased compared to the prior year by three days, driven primarily by the increased volume of sales to the U.S. Air Force during the 2020 periods compared to the corresponding 2019 periods, as the U.S. Air Force generally pays for its purchases within 15 days of delivery, compared to an average of approximately 30 days for non-government customers.

Our inventory turnover ratios and average accounts receivable days outstanding for the years ended December 31, 2019 and 2018 and their changes are as follows:

	Years Ended December 31,
	2019	2018	Change
Inventory turnover	2.3	3.0	(0.7)
Average accounts receivable days outstanding	40	43	(3)

The decrease in inventory turns is due to a 15% increase in average inventory balances on an 18% decline in comparable annual sales volume due to accelerated inventory purchases made in 2019 for orders that are delayed until 2020.

The average accounts receivable days' outstanding decreased three days during 2019 compared to the prior year due to improved internal collection efforts.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Critical Accounting Policies and Significant Judgments and Estimates

The prior discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Note 2 of the consolidated financial statements for the years ended December 31, 2019 and 2018 included in this Form 10 includes a summary of our most significant accounting policies. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosure of assets and liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, inventories, income taxes, and share-based compensation. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Periodically, our management reviews our critical accounting estimates with the Audit Committee of our Board of Directors.

The significant accounting policies that we believe are most critical to aid in fully understanding and evaluating our consolidated financial statements include the following:

Revenue Recognition, Accounts Receivable, and Allowance for Doubtful Accounts. Product revenue consists of revenue recognized from MTI Instruments' product lines. Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for returns and any taxes collected from customers, which are subsequently remitted to governmental authorities.

If a customer requires that that we provide installation of a purchased product, all revenue related to the product is deferred and recognized upon the completion of the installation. If the terms of our contract with the customer or the customer's purchase order requires specific customer acceptance criteria with respect to a product, such as on-site customer acceptance and/or acceptance after install, then revenue is deferred until customer acceptance occurs or the acceptance provisions lapse, unless we can objectively and reliably demonstrate that the criteria specified in the acceptance provisions is satisfied. We may also record unearned revenues, which include payments for other offerings for which we have been paid in advance. The resulting revenue would be earned when we transfer control of the product or service.

MTI Instruments currently has distributor agreements in place for the international sale of general instrument and semiconductor products in certain global regions. Such agreements grant a distributor the right of first refusal to act as distributor for such products in the distributor's territory. In return, the distributor agrees to not market products that are considered by MTI Instruments to be in direct competition with MTI Instruments' products. The distributor is allowed to purchase MTI Instruments' equipment at a price that is discounted off the published domestic/international list prices. Such list prices can be adjusted by MTI Instruments during the term of the distributor agreement. Generally, payment terms with the distributor are standard net 30 days, but, on occasion, we have granted extended payment terms. Title and risk of loss of the product passes to the distributor upon delivery to the independent carrier (standard "free-on-board" factory), and the distributor is responsible for any required training and/or service with the end-user. The sale of products to our distributors (and their subsequent payment to us) is completed upon delivery and is not contingent upon the distributors' resale of the products. Distributor sales are covered by MTI Instruments' standard one-year warranty and there are no special return policies for distributors.

Our contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. We determine the standalone selling price ("SSP") for each distinct performance obligation. Since we sell products and services separately, the SSP is directly observable.

Trade accounts receivable are stated at the invoiced amount billed to customers and do not bear interest. An allowance for doubtful accounts, if necessary, represents our best estimate of the amount of probable credit losses in our existing accounts receivable. We determine the allowance based on historical write-off experience and current exposures identified. We review our allowance for doubtful accounts monthly. We review past due balances over 90 days and over a specified amount individually for collectability. We review all other balances on a pooled basis by type of receivable. We charge off account balances against the allowance when we believe it is probable the receivable will not be recovered. We do not have any off-balance-sheet credit exposure related to our customers.

Inventories. We value inventories at the lower of cost (first-in, first-out) or net realizable value. We periodically review inventory quantities on hand and record a provision for excess, slow moving, and obsolete inventory based primarily on our estimated forecast of product demand, as well as based on historical usage. We also provide estimated inventory allowances for inventory whose carrying value is in excess of net realizable value. Demand and usage for products and materials can fluctuate significantly. A significant decrease in demand for our products could result in a short-term increase in the cost of inventory purchases and an increase of excess inventory quantities on hand. Although we make every effort to assure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand could have a significant impact on the value of our inventory and our reported operating results. If changes in market conditions result in reductions in the estimated net realizable value of our inventory below our previous estimate, we would increase our reserve in the period in which we made such a determination and record a charge to cost of product revenue.

Share-Based Payments. We grant options to purchase our common stock and award restricted stock to our employees and directors under our equity incentive plans. The benefits provided under these plans are share-based payments and we account for stock-based awards exchanged for employee service in accordance with the appropriate share-based payment accounting guidance. Stock-based compensation represents the cost related to stock-based awards granted to employees and directors. We measure stock-based compensation cost at grant date based on the estimated fair value of the award, and recognize the cost as expense on a straight-line basis in accordance with the vesting of the options (net of estimated forfeitures) over the option's requisite service period. We estimate the fair value of stock-based awards on the grant date using a Black-Scholes valuation model. We use the fair value method of accounting with the modified prospective application, which provides for certain changes to the method for valuing share-based compensation. The valuation provisions apply to new awards and to awards that are outstanding on the effective date and subsequently modified.

The determination of the fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate, and expected dividends.

Theoretical valuation models and market-based methods are evolving and may result in lower or higher fair value estimates for share-based compensation. The timing, readiness, adoption, general acceptance, reliability, and testing of these methods is uncertain. Sophisticated mathematical models may require voluminous historical information, modeling expertise, financial analyses, correlation analyses, integrated software and databases, consulting fees, customization, and testing for adequacy of internal controls.

For purposes of estimating the fair value of stock options granted using the Black-Scholes model, we use the historical volatility of our stock for the expected volatility assumption input to the Black-Scholes model, consistent with the accounting guidance. The risk-free interest rate is based on the risk-free zero-coupon rate for a period consistent with the expected option term at the time of grant. We paid a special dividend during the year ended December 31, 2019 and did not pay any dividends during the nine months ended September 30, 2020 or the year ended December 31, 2018. We are required to assume a dividend yield as an input to the Black-Scholes model. Since the 2019 dividend was a special dividend and we do not anticipate paying any cash dividends in the foreseeable future, we therefore use an expected dividend yield of zero in the option valuation model. The expected option term is calculated based on our historical forfeitures and cancellation rates.

Income Taxes. We are subject to income taxes in the U.S. (federal and state). As part of the process of preparing our consolidated financial statements, we calculate income taxes for each of the jurisdictions in which we operate. This involves estimating actual current taxes due together with assessing temporary differences resulting from differing treatment for tax and accounting purposes that are recorded as deferred tax assets and liabilities, loss carryforwards, and tax credit carryforwards, for which income tax benefits are expected to be realized in future years. Deferred tax assets are reported net of a valuation allowance when it is more likely than not that a tax benefit will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our net deferred tax assets. We considered all available evidence, both positive and negative, such as historical levels of income and future forecasts of taxable income amongst other items in determining our valuation allowance. In addition, our assessment requires us to schedule future taxable income in accordance with accounting standards that address income taxes to assess the appropriateness of a valuation allowance, which further requires the exercise of significant management judgment.

We account for taxes in accordance with the asset and liability method of accounting for income taxes. Under this method, we must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The impact of our reassessment of our tax positions for these standards did not have a material impact on our results of operations, financial condition, or liquidity.

We are also currently subject to audit in various jurisdictions, and these jurisdictions may assess additional income tax liabilities against us. Developments in an audit, litigation, or in applicable laws, regulations, administrative practices, principles, and interpretations could have a material effect on our operating results or cash flows in the period or periods in which such developments occur, as well as for prior and in subsequent periods.

Tax laws, regulations, and administrative practices in various jurisdictions may be subject to significant change, with or without notice, due to economic, political, and other conditions, and significant judgment is required in evaluating and estimating our provision and accruals for these taxes. There are many transactions that occur during the ordinary course of business for which the ultimate tax determination is uncertain. Our effective tax rates could be affected by numerous factors, such as intercompany transactions, earnings being lower than anticipated in jurisdictions where we have lower statutory rates and higher than anticipated in jurisdictions where we have higher statutory rates, the applicability of special tax regimes, losses incurred in jurisdictions for which we are not able to realize the related tax benefit, changes in foreign currency exchange rates, entry into new businesses and geographies, changes to our existing businesses and operations, acquisitions and investments and how they are financed, changes in our stock price, changes in our deferred tax assets and liabilities and their valuation, and changes in the relevant tax, accounting, and other laws, regulations, administrative practices, principles, and interpretations.

Item 3:          Properties

For our MTI corporate office and MTI Instruments subsidiary, we lease approximately 17,400 square feet of office, manufacturing and research and development space at 325 Washington Avenue Extension, Albany, NY 12205. The current lease agreement expires on November 30, 2024.

EcoChain leases approximately 19,000 square feet of space in Buildings A, C, B and H at 474 Highline Dr., East Wenatchee, WA 12205. The space is leased for the purpose of operating EcoChain's cryptocurrency mining business. The lease agreement for Building A expired on June 30, 2020 and was re-negotiated in July 2020. The lease agreements for Building C and Buildings B and H expire on November 30, 2024 and July 31, 2023, respectively.

We believe our facilities are generally well-maintained and adequate for our current needs and for expansion, if required.

Item 4:          Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of our common stock at November 13, 2020 by each of our directors and our executive officer and by our executive officer and all of our directors as a group. We have also included information with respect to persons or groups that, to our knowledge, beneficially own more than 5% of our common stock at November 13, 2020.

	Shares Beneficially Owned
Name and Address of Beneficial Owner (1)	Number (2)	Percent of Class
Executive Officers
Jessica L. Thomas	-	0.0%
Michael Toporek (3),(8)	3,753,750	39.1%

Non-Employee Directors
Edward R. Hirshfield (3)	3,750	*
Matthew E. Lipman (3),(8)	3,753,850	39.1%
Thomas J. Marusak (4)	195,310	2.0%
David C. Michaels (5)	115,512	1.2%
William P. Phelan (6)	202,250	2.1%

All current directors and executive officer as a group (7 persons) (7)	4,274,422	43.8%

Persons or Groups Holding More than 5% of the Common Stock
Brookstone Partners Acquisition XXIV, LLC (8)	3,750,000	39.1%
* Less than 1%

(1)         Unless otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of Common Stock beneficially owned by the shareholder.

(2)         The number of shares beneficially owned by each shareholder is determined under rules promulgated by the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power and includes any shares as to which the individual or entity has the right to acquire beneficial ownership within 60 days after November 13, 2020 through the exercise of any warrant, stock option, or other right. The inclusion in this schedule of such shares, however, does not constitute an admission that the named shareholder is a direct or indirect beneficial owner of such shares. The number of shares of Common Stock outstanding used in calculating the percentage for each listed person includes the shares of Common Stock underlying options held by such person that are exercisable within 60 days of November 13, 2020, but excludes shares of Common Stock underlying options held by any other person.

(3)         Includes 3,750 shares of common stock issuable upon exercise of stock options exercisable within 60 days of November 13, 2020.

(4)         Includes 38,250 shares of common stock issuable upon exercise of stock options exercisable within 60 days of November 13, 2020.

(5)         Includes 35,500 shares of common stock issuable upon exercise of stock options exercisable within 60 days of November 13, 2020.

(6)         Includes 77,250  shares of common stock issuable upon exercise of stock options exercisable within 60 days of November 13, 2020.

(7)         Includes 162,250 shares of common stock issuable upon exercise of stock options exercisable within 60 days of November 13, 2020.

(8)         Representatives of Brookstone Partners Acquisition XXIV, LLC, a Delaware limited liability company ("Brookstone XXIV"), have provided us the following information: As the Manager of Brookstone XXIV, Brookstone Partners I.A.C. may be deemed to beneficially own the shares of common stock owned directly by Brookstone XXIV. Michael Toporek is President of Brookstone Partners I.A.C. and Matthew Lipman is Secretary of Brookstone Partners I.A.C. and share voting and dispositive power over the shares of common stock owned by Brookstone XXIV. The address of each of Brookstone XXIV, Brookstone Partners I.A.C., Michael Toporek, and Matthew Lipman is 232 Madison Avenue, Suite 600, New York, New York 10016.

Item 5:           Directors and Executive Officers

Information about Our Directors

Set forth below is certain information about our directors.

Name	Age	Current Term Ends in:

Edward R. Hirshfield	48	2021
Matthew E. Lipman	42	2022
Thomas J. Marusak	70	2023
David C. Michaels	65	2022
William P. Phelan	64	2021
Michael Toporek	55	2023

Edward R. Hirshfield has served as a director since October 2016. In 2018, Mr. Hirshfield joined the restructuring group at B Riley FBR, Inc. where he advises stressed and distressed companies and their constituencies. From 2015 until 2018, Mr. Hirshfield served as a partner at Steppingstone Group, LLC, a special situations private equity fund located in New York. Mr. Hirshfield's responsibilities in this role included business development activities, conducting extensive credit analysis on target companies, as well as portfolio management. Mr. Hirshfield began his career as a loan officer at CIT Group Inc. and then became a restructuring advisor at a boutique investment bank, CDG Group. In 2003, Mr. Hirshfield moved over to the buy side and joined Longacre Fund Management, LLC, a $2.5 billion distressed debt fund. Mr. Hirshfield continued as a distressed investor at Del Mar Asset Management, LP, Ramius LLC and most recently CRG, LLC from 2012 through 2014. At CRG, LLC, Mr. Hirshfield was responsible for identifying and managing investments in distressed situations and conducting extensive research on potential investments. Mr. Hirshfield has a B.S. in Applied Mathematics from Union College and an M.B.A. from Fordham University Graduate School of Business. Mr. Hirshfield brings over 20 years of experience understanding and analyzing public and private companies. He has an expertise in providing operational and investment recommendations as well as providing extensive valuation and credit analysis, which the Board believes qualifies him to serve as a director.

Matthew E. Lipman has served as a director since October 2016. Since 2004, Mr. Lipman has served as Managing Director of Brookstone Partners, a lower middle market private equity firm based in New York and an affiliate of Brookstone Partners Acquisition XXIV, LLC. Mr. Lipman's responsibilities at Brookstone Partners include identifying and evaluating investment opportunities, performing transaction due diligence, managing the capital structure of portfolio companies and working with management teams to implement operational and growth strategies. In addition, Mr. Lipman is responsible for executing add-on acquisitions and other portfolio company-related strategic projects. From July 2001 through June 2004, Mr. Lipman was an analyst in the mergers and acquisitions group at UBS Financial Services Inc. responsible for formulating and executing on complex merger, acquisition and financing strategies for Fortune 500 companies in the industrial, consumer products and healthcare sectors. Mr. Lipman currently serves on the Board of Directors of Instone, LLC, Denison Pharmaceuticals, LLC, Virginia Abrasives Corporation, and Capstone Therapeutics Corp. Mr. Lipman has a B.S. in Business Administration from Babson College. Mr. Lipman brings over 18 years of experience working with companies to establish growth strategies and execute acquisitions, is proficient in reading and understanding financial statements, generally accepted accounting principles and internal controls as a direct result of his investment experience evaluating companies for potential investments, the management of financial reporting and capital structure for three portfolio companies, as well as relevant experience in board service, which the Board believes qualifies him to serve as a director.

Thomas J. Marusak has served as a director since December 2004. Since 1986, Mr. Marusak has served as President of Comfortex Corporation, a manufacturer of window blinds and specialty shades. Mr. Marusak was a member of the Advisory Board of Directors for Key Bank of New York from 1996 through 2004 and served on the Board of Directors of the New York Energy Research and Development Authority from 1998 through 2006. In 2019, Mr. Marusak retired from the Board of Directors of the Capital District Physician's Health Plan, Inc., in Albany, where he had served for the prior eight years and had participated as a member of the board's Finance, Compensation, Audit, Investment, and Executive Committees. Mr. Marusak received a B.S. in Engineering from Pennsylvania State University and an M.S. in Engineering from Stanford University. Mr. Marusak brings technical development, manufacturing experience, product development and introduction, financial accounting, and human resources expertise to the Board, as well as relevant experience in committee and board service, which the Board believes qualifies him to serve as a director.

David C. Michaels has served as our Chairman of the Board since January 2017 and as a director since August 2013. Mr. Michaels served as the Chief Financial Officer of the American Institute for Economic Research, Inc., an internationally recognized economics research and education organization, from October 2008 to May 2018. Mr. Michaels served as Chief Financial Officer at Starfire Systems, Inc. from December 2006 to September 2008. Mr. Michaels worked at Albany International Corp. from March 1987 to December 2006 as Vice President, Treasury and Tax and Chief Risk Officer. Mr. Michaels also worked at Veeco Instruments from May 1979 to March 1987 in various roles including Controller and Tax Manager. Mr. Michaels is a member of the Board of Directors and Chair of the Audit Committee of Iverson Genetic Diagnostics, Inc. Mr. Michaels also serves as a member of the Board of Governors and Treasurer of the Country Club of Troy. Mr. Michaels served as the Chairman of the Board of Directors of Starfire Systems, Inc. from January 2009 through December 2009. Mr. Michaels has a Bachelor of Science degree with dual majors in Accounting and Finance and a minor in Economics from the University at Albany. Mr. Michaels completed graduate-level coursework at the C.W. Post campus of Long Island University. Mr. Michaels also completed the Leadership Institute Program at the Lally School of Management & Technology at Rensselaer Polytechnic Institute. Mr. Michaels contributes more than 30 years of international financial and operating experience in a wide variety of roles in both public and private organizations to the Board, which the Board believes qualifies him to serve as a director.

William P. Phelan has served as a director of MTI since December 2004 and as President of EcoChain since March 2020. Mr. Phelan is the co-founder and Chief Executive Officer of Bright Hub, Inc., a software company founded in 2005, which focuses on the development of online software for commerce. In May 1999, Mr. Phelan founded OneMade, Inc., an electronic commerce marketplace technology systems and tools provider. Mr. Phelan served as Chief Executive Officer of OneMade, Inc. from May 1999 to May 2004, including for a year after it was sold to, and remained a subsidiary of, America Online. Mr. Phelan serves on the Board of Trustees and is a Finance Committee member and an Investment Committee Chair for Capital District Physician's Health Plan, Inc. Mr. Phelan also serves on the Board of Trustees and Chairman of the Audit Committee of the Paradigm Mutual Fund Family. He has also held numerous executive positions at Fleet Equity Partners, Cowen & Company, First Albany Corporation, and UHY Advisors Inc., formerly Urbach Kahn & Werlin, PC. Mr. Phelan has a B.A. in Accounting and Finance from Siena College, an M.S. in Taxation from City College of New York, and is a Certified Public Accountant. Mr. Phelan contributes leadership, capital markets experience, strategic insight as well as innovation in technology to the Board, which the Board believes qualifies him to serve as a director.

Michael Toporek was named our Chief Executive Officer on November 2, 2020 and has served as a director since October 2016. Since 2003, Mr. Toporek has served as the Managing General Partner of Brookstone Partners, a lower middle market private equity firm based in New York and an affiliate of Brookstone Partners Acquisition XXIV, LLC. Prior to founding Brookstone Partners in 2003, Mr. Toporek was both an active principal investor and an investment banker. Mr. Toporek began his career in Chemical Bank's Investment Banking Group, later joined Dillon, Read and Co., which became UBS Warburg Securities Ltd. during his tenure, and SG Cowen and Company. Mr. Toporek currently serves on the Board of Trustees of Harlem Academy and on the Board of Directors of Capstone Therapeutics Corp. Mr. Toporek has a B.A. in Economics and an M.B.A. from the University of Chicago. Mr. Toporek brings strategic and financial expertise to the Board as a result of his experience with Brookstone Partners, which the Board believes qualifies him to serve as a director.

Information about Our Executive Officer Who is Not a Director

Jessica L. Thomas, age 47, joined MTI as our Chief Financial Officer in July 2020. Ms. Thomas supervises the Company's financial reporting, treasury, human resources and risk management. Prior to her employment with the Company, Ms. Thomas served as Director of Optimization for Pregis, LLC, a provider of protective packaging materials, from 2014 through July 2020, where she was responsible for operations, system and financial optimization. From 2009 through 2014, Ms. Thomas worked at Plasan NA as Manager of Budget & Control and FP&A and was also responsible for compliance with government contracting, including DCAA & FAR. From 2007 to 2009, Ms. Thomas was a Senior Staff Auditor at Cruden & Company, CPA's PLLC. Ms. Thomas has also held positions in the banking industry as an officer at Key Bank and a Bank Branch Manager at M&T Bank. Ms. Thomas received a bachelor's degree in Business Administration and Accounting from Siena College and an M.B.A. in Finance & International Finance from Northeastern University. Ms. Thomas obtained her Certified Public Accountant license in May 2009, has been a member of the American Institute of Certified Public Accountants (AICPA) since 2005, and holds the Chartered Global Management Accountant (CGMA) designation.

There are no family relationships among any of our directors or our executive officer.

Item 6:           Executive Compensation

Compensation Philosophy

The primary objectives of our compensation policies are to attract, retain, motivate, develop, and reward our management team for executing our strategic business plan, thereby enhancing shareholder value, while recognizing and rewarding individual and Company performance. These compensation policies include: (i) an overall management compensation program that is competitive with companies of similar size or within our industry; and (ii) long-term incentive compensation in the form of stock-based compensation that is aimed towards encouraging management to continue to focus on shareholder returns. Our executive compensation program ties a substantial portion of our executive's overall compensation to key strategic, financial, and operational goals, including: establishing and maintaining customer relationships; signing original equipment manufacturer agreements; meeting revenue targets and profit and expense targets; introducing new products; progressing products towards manufacturing; and improving operational efficiency.

We believe that potential equity ownership in our Company is important to provide executive officers with incentives to build value for our shareholders. We believe that equity awards provide executives with a strong link to our short-term and long-term performance while creating an ownership culture to maintain the alignment of interests between our executives and our shareholders. When implemented responsibly, we also believe these equity incentives can function as a powerful executive retention tool.

Our Compensation Committee, consisting entirely of independent directors, administers our compensation plans and policies, including the establishment of policies that govern base salary as well as short-term and long-term incentives for our executive management team.

Summary of Cash and Other Compensation

The following table sets forth the total compensation received for services rendered in all capacities to the Company during the fiscal years ended December 31, 2019 and December 31, 2018 by our sole "named executive officer," namely Frederick W. Jones, who served as our Chief Executive and Chief Financial Officer during 2019 and 2018. We had no other executive officers during these years.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Option Awards (2)	Non-Equity Incentive Plan Compensation ($) (3)	All Other Compensation (4)	Total
Frederick W. Jones (1)	2019	192,995	-	25,000	7,720	225,715
Chief Executive, Chief Financial Officer and Secretary	2018	187,400	18,500	100,000	7,496	313,396

(1)         Mr. Jones resigned from the Company effective September 11, 2020.

(2)         The amounts shown in this column represent the grant date fair values of any stock option awards awarded in each of the past two years. The assumptions we used in calculating these amounts are discussed in Note 11 to our consolidated financial statements for the years ended December 31, 2019 and 2018 in this Form 10.

(3)         The amounts shown in this column represent accruals made pursuant to the successful completion of certain performance objectives.

(4)         "All Other Compensation" consists of matching contributions to our 401(k) plan.

Base Salary and Cash Incentives of our Chief Executive Officer and Chief Financial Officer

On May 5, 2017, the Company entered into an employment agreement with Mr. Jones to serve as its Chief Executive Officer and Chief Financial Officer. The agreement provided for an initial term ending December 31, 2018, and, unless either party provided written notice that the agreement would not be renewed, was renewed for an additional year on December 31, 2018 and each subsequent December 31; such non-renewal could be for any or for no stated reason. Mr. Jones resigned from the Company and provided notice of non-renewal on August 24, 2020.

The agreement provided that Mr. Jones would receive an annual base salary of $182,310 or such higher figure as may be agreed upon from time to time by the Board. Mr. Jones was also eligible to receive an annual bonus in accordance with MTI's executive bonus program, which is established annually by the Board at its sole discretion, and also could have received, at MTI's sole discretion, an additional, discretionary bonus in connection with his annual evaluation by the Board. Mr. Jones was also eligible to receive options to purchase MTI's common stock or other equity awards under MTI's equity incentive plans in such amounts as determined by the Board, and was entitled to such employee benefits, if any, as are generally provided to MTI's full-time employees.

The agreement also contained non-disparagement, non-solicitation, and confidentiality provisions.

In January 2019, the Compensation Committee increased Mr. Jones' annual base salary to $193,125. The Compensation Committee approved a $25,000 payment for Mr. Jones for his additional responsibilities and duties relative to the Company's initiative to establish EcoChain and associated investment in the field of vertically integrated energy production and crypto mining. As such, we accrued for Mr. Jones, as of December 31, 2019, a $25,000 payment. This accrual was paid in full during January 2020.

In January 2018, the Compensation Committee increased Mr. Jones' annual base salary to $187,500. The Compensation Committee approved a $100,000 payment for Mr. Jones under our executive bonus program based on the criteria the Board established under this program for 2018. As such, we accrued for Mr. Jones, as of December 31, 2018, a $100,000 payment. This accrual was paid in full during February 2019.

In addition to base salary compensation, we consider short-term cash incentives to be an important tool in motivating and rewarding near-term performance against established short-term goals. We do not utilize a specific formula, but executive management is eligible for cash awards contingent upon achievement of individual, financial, or Company-wide performance criteria. The criteria are established to ensure that a reasonable portion of an executive's total annual compensation is performance-based.

We believe that the higher an executive's level of responsibility, the greater the portion of that executive's total earnings potential should be tied to the achievement of critical technological, operational and financial goals. We believe this strategy places the desired proportionate level of risk and reward on performance by the Chief Executive Officer and Chief Financial Officer and, when applicable, our other executive officers.

While performance targets are established at levels that are intended to be achievable, we believe that we have structured these incentives so that maximum bonus payouts would require a substantial level of both individual and Company performance.

Long-Term Equity Incentive Compensation

Equity awards typically take the form of stock options, although the Company has the ability to award restricted stock grants under its equity compensation plan and did so in January 2020. Authority to make equity awards to executive officers rests with our Compensation Committee. In determining the size of awards for new or current executives, we consider the competitive market, strategic plan performance, contribution to future initiatives, benchmarking of comparative equity ownership for executives in comparable positions at similar companies, individual option history, and recommendations of our Chief Executive Officer and Chairman.

We generally base our criteria for performance-based equity awards on one or more of the following long-term measurements:

  procurement and maintenance of original equipment manufacturer alliance/strategic agreements;

  manufacturing readiness;

  financing targets;

  gross revenue and profit goals;

  operating expense improvements; and

  product launches, new product introductions or improvements to existing products or product-intent prototypes.

These performance measurements support various initiatives identified by the Board as critical to our future success, and are either expressed as absolute in terms of success or failure, or will be measured in more qualitative terms.

The timing of all equity awards for our named executive officers have coincided with either employment anniversary dates or our annual meeting dates, or such equity awards are granted at the next scheduled meeting of the Compensation Committee following the completion or assignment of the applicable objectives. We do not time option grants to our executives in coordination with the release of material non-public information, nor do we impose any equity ownership guidelines on our executives.

The following table sets forth certain information regarding the options held and value of our named executive officer's unexercised options as of December 31, 2019.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2019

Name	Option Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Frederick W. Jones	03/12/2014	25,000	-	1.08	03/12/2024
	03/05/2015	25,000	-	1.20	03/04/2025
	01/14/2016	26,000	-	0.78	01/14/2026
	12/12/2018	3,125	9,375 (2)	0.90	12/12/2028
	12/12/2018	3,125	9,375 (2)	0.90	12/12/2028

 (1)        These options remain exercisable for 90 days after September 11, 2020, the effective date of Mr. Jones' resignation from the Company.

(2)         The options vest at the rate of 25% on each of the first four anniversaries of the date of the award, with first vest occurring on December 12, 2019, becoming fully exercisable on December 12, 2022. The options that were unvested as of September 11, 2020, the effective date of Mr. Jones' resignation from the Company, were terminated.

At December 31, 2019, there were no unvested stock awards held by our named executive officer.

Equity Awards to Officers

Equity awards were not granted during 2019.

MTI Equity Incentive Plans

As of December 31, 2019, we had three equity compensation plans: 1) the Amended and Restated 2006 Equity Incentive Plan; 2) the Amended and Restated 2012 Equity Incentive Plan; and 3) the 2014 Equity Incentive Plan. The Compensation Committee administers all of our equity compensation plans and has the authority to determine the terms and conditions of the awards granted under equity plans.

2006 Equity Incentive Plan

The 2006 Equity Incentive Plan, or 2006 Plan, was adopted by the Board on March 16, 2006 and approved by our shareholders on May 18, 2006. The 2006 Plan was amended and restated by the Board in 2009 to increase the number of shares of Common Stock issuable under the 2006 Plan from 250,000 shares to 600,000 shares, in 2011 to increase such number of shares issuable under thereunder to 1,200,000, and in 2016 to allow for the award agreement or another agreement entered into between the Company and the award grantee to vary the method of exercise of options issued under the 2006 Plan. The number of shares that could be awarded under the 2006 Plan and any outstanding awards has been adjusted for stock splits and other similar events. In connection with seeking shareholder approval of the 2012 Plan, the Company agreed not to make further awards under the 2006 Plan. As of December 31, 2019, options to purchase 23,000 shares of Common Stock were outstanding under the 2006 Plan, all of which were exercisable, with no shares reserved for future grants under the 2006 Plan.

2012 Equity Incentive Plan

The 2012 Equity Incentive Plan, or 2012 Plan, was adopted by the Board on April 14, 2012 and approved by our shareholders on June 14, 2012. The 2012 Plan was amended and restated by the Board effective October 20, 2016 to (i) permit the award agreement or another agreement entered into between the Company and the award grantee to vary the method of exercise of options issued under the 2012 Plan and (ii) permit another agreement entered into between the Company and the award grantee, in addition to the award agreement, to vary the provisions governing expiration of options or other awards under the 2012 Plan following termination of the award recipient's service with the Company. The 2012 Plan provides an aggregate of 600,000 shares of Common Stock that may be awarded or issued pursuant to the 2012 Plan. The number of shares that may be awarded under the 2012 Plan and awards outstanding may be subject to adjustment on account of any recapitalization, reclassification, stock split, reverse stock split and other dilutive changes in Common Stock. Under the 2012 Plan, the Board is authorized to issue stock options (incentive and nonqualified), stock appreciation rights, restricted stock, restricted stock units and other stock-based awards to employees, officers, directors, consultants and advisors of the Company and its subsidiaries. Incentive stock options may only be granted to employees of the Company and its subsidiaries. As of December 31, 2019, options to purchase 203,375 shares of Common Stock were outstanding under the 2012 Plan, of which 146,625 were exercisable, with 67,930 shares reserved for future grants of equity awards under the 2012 Plan.

2014 Equity Incentive Plan

The 2014 Equity Incentive Plan, or 2014 Plan, was adopted by the Board on March 12, 2014 and approved by our shareholders on June 11, 2014. The 2014 Plan provides an aggregate number of 500,000 shares of Common Stock that may be awarded or issued under the 2014 Plan. The number of shares that may be awarded under the 2014 Plan and awards outstanding may be subject to adjustment on account of any stock dividend, spin-off, stock split, reverse stock split, split-up, recapitalization, reclassification, reorganization, combination or exchange of shares, merger, consolidation, liquidation, business combination, exchange of shares or the like. Under the 2014 Plan, the Board-appointed administrator of the 2014 Plan is authorized to issue stock options (incentive and nonqualified), stock appreciation rights, restricted stock, restricted stock units, phantom stock, performance awards and other stock-based awards to employees, officers and directors of, and other individuals providing bona fide services to or for, the Company or any affiliate of the Company. Incentive stock options may only be granted to employees of the Company and its subsidiaries. As of December 31, 2019, options to purchase 301,500 shares of Common Stock were outstanding under the 2014 Plan, of which 222,750 were exercisable, with 1,000 shares reserved for future grants of equity awards under the 2014 Plan.

Perquisites and Other Benefits

Our executive officers are eligible to participate in similar benefit plans available to all our other employees including medical, dental, vision, group life, disability, accidental death and dismemberment, paid time off, and 401(k) plan benefits.

We also maintain a standard directors and officers liability insurance policy with coverage similar to the coverage typically provided by other small publicly held technology companies.

Potential Payments upon Termination

The following table sets forth a breakdown of termination payments and the net realizable value of stock options if Mr. Jones' employment with MTI Instruments had been terminated without cause and in connection with a change of control as of December 31, 2019; as noted above, Mr. Jones resigned from the Company effective September 11, 2020. The information assumes a price of $0.67 per share of our common stock as of December 31, 2019. Severance payments would have been made either on a salary continuation basis paid over the severance period or on a lump sum basis payable upon a fixed date subsequent to termination of employment.

Name	Severance Term	Salary	Accrued Vacation	Total Potential Payment
Frederick W. Jones	Twelve months salary & benefits	$193,125	$18,941	$212,066

Directors' Compensation

Directors who are also our employees, if any, are not compensated for serving on the Board.

On January 14, 2019, the Compensation Committee authorized non-employee directors to continue to receive cash compensation of $10,000 per year, with additional consideration for the Lead Independent Director of $5,000 per year. The Committee reviewed and reaffirmed the Board's prior approval of stock option compensation for board members, our Chief Executive Officer and Chief Financial Officer, and select professional staff.

Future director compensation will be determined by the Compensation Committee.

DIRECTOR COMPENSATION FOR FISCAL YEAR 2019

Name	Fees Earned or Paid in Cash/Total
Edward R. Hirshfield (1)	$10,000
Matthew E. Lipman (2)	$10,000
Thomas J. Marusak (3)	$10,000
David C. Michaels (4)	$15,000
William P. Phelan (5)	$10,000
Michael Toporek (6)	$10,000

(1)     As of December 31, 2019, Mr. Hirshfield had 7,500 options outstanding, 1,875 of which were exercisable.

(2)     As of December 31, 2019, Mr. Lipman had 7,500 options outstanding, 1,875 of which were exercisable.

(3)     As of December 31, 2019, Mr. Marusak had 44,500 options outstanding, 35,125 of which were exercisable.

(4)     As of December 31, 2019, Mr. Michaels had 43,000 options outstanding, 31,750 of which were exercisable.

(5)     As of December 31, 2019, Mr. Phelan had 98,500 options outstanding, 89,125 of which were exercisable.

(6)     As of December 31, 2019, Mr. Toporek had 7,500 options outstanding, 1,875 of which were exercisable.

Item 7:           Certain Relationships and Related Transactions, and Director Independence

The following is a summary of transactions among related parties that occurred since January 1, 2019, and any ongoing related party relationships:

Legal Services

To date during 2020 and during the year ended December 31, 2019, the Company incurred $93 thousand and $54 thousand, respectively, to Couch White, LLP for legal services associated with contract review. A partner at Couch White, LLP is an immediate family member of Thomas J. Marusak, one of our Directors. We expect to continue using Couch White for certain legal services during the remainder of 2020 and for the foreseeable future as well.

Soluna Transactions

We have entered into relationships with Soluna and a Soluna-affiliated entity, as discussed in the Business section of this Form 10.  Three of our directors have various affiliations with Soluna.

Chief Executive Officer and Director Michael Toporek (i) owns 90% of the equity of Soluna Technologies Investment I, LLC, which owns 60.3% of Soluna and (ii) owns 100% of the equity of MJT Park Investors, Inc., which owns 3.1% of Soluna, in each case on a fully-diluted basis. Mr. Toporek does not own directly, or indirectly, equity interest in Tera Joule, LLC, which owns 8.4% of Soluna; however, as a result of his 100% ownership of Brookstone IAC, Inc., which is the manager of Tera Joule, LLC, he has dispositive power over the equity interests that Tera Joule owns in Soluna.

Director Matthew E. Lipman serves as a director and as acting Secretary and Treasurer of Soluna. Mr. Lipman does not own directly, or indirectly, equity interest in Tera Joule, LLC, which owns 8.4% of Soluna; however, as a result of his position as a director and officer of Brookstone IAC, Inc., which is the manager of Tera Joule, LLC, he has dispositive power over the equity interests that Tera Joule owns in Soluna.

As a result, the approximate dollar value of the amount of Mr. Toporek's and Mr. Lipman's interest in the Company's transactions with Soluna through November 24, 2020, are $468 thousand and $0, respectively.

The Company's investment in Soluna is carried at the cost of investment and is $750 thousand as of November 24, 2020. The Company owns approximately 1.8% of Soluna's stock, calculated on a fully-diluted basis, as of November 24, 2020.

Director William P. Phelan serves as a director of Soluna.

Director Independence

The Board has determined that Messrs. Hirshfield, Marusak, and Michaels are "independent directors," as defined by the listing standards of The Nasdaq Stock Market LLC.

Item 8:           Legal Proceedings

At any point in time, we may be involved in various lawsuits or other legal proceedings. Such lawsuits could arise from the sale of products or services or from other matters relating to our regular business activities, compliance with various governmental regulations and requirements, or other transactions or circumstances.

We have been named as a party in the December 19, 2019 United States Environmental Protection Agency (EPA) Demand Letter regarding the Malta Rocket Fuel Area Superfund Site ("Site") located in Malta and Stillwater, New York, in connection with an alleged release of hazardous materials into the environment. The EPA is seeking reimbursement of response costs from all named parties in the amount of approximately $358,000 plus interest in connection with the investigation and disposal activities associated with the various drum caches discovered at the Site, issuance of the Explanation of Significant Differences ("ESD") of the Site, and implementation of the work contemplated by the ESD. We consider the likelihood of a material adverse outcome with respect to this matter to be remote and do not currently anticipate that any expense or liability that we may incur as a result of this matter in the future will be material to the Company's business or financial condition.

Item 9:           Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters

Market Information

Our common stock is quoted on the OTC Markets Group quotation system on the OTC Pink - Current Information tier under the symbol "MKTY"; prior to March 20, 2018, our common stock was quoted on the OTC Markets' OTCQB venture stage marketplace for early stage and developing U.S. and international companies. Investors can find Real-Time quotes and market information for the Company on www.otcmarkets.com. The following table sets forth the high and low bid information for our common stock as reported on the OTC Market Group quotation system for the periods indicated:

	High	Low
Fiscal Year Ending December 31, 2020
First Quarter	$0.94	$0.51
Second Quarter	0.70	0.43
Third Quarter	1.57	0.65

Fiscal Year Ended December 31, 2019
First Quarter	$1.56	$0.80
Second Quarter	1.30	0.95
Third Quarter	1.08	0.74
Fourth Quarter	0.90	0.64

Fiscal Year Ended December 31, 2018
First Quarter	$1.01	$0.66
Second Quarter	-	-
Third Quarter	-	-
Fourth Quarter	-	-

The bid information set forth above was obtained from OTC Markets Group and reflects inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

Holders

We have one class of common stock, par value $.01, and are authorized to issue 75,000,000 shares of common stock. At November 13, 2020, there were 9,602,927 shares of common stock issued and outstanding. At September 30, 2020, there were approximately 266 shareholders of record of the Company's common stock. The number of shareholders of record does not reflect the number of persons whose shares are held in nominee or "street" name accounts through brokers.

Dividends

Dividends are recorded when declared by our Board of Directors. During 2019, we declared and paid a special dividend of $3.5 million or $0.37 per common share. A portion of dividends were charged against paid in capital because the Company does not have sufficient retained earnings.

Other than 2019, we have never declared or paid dividends on our common stock and do not anticipate or contemplate paying cash dividends on our common stock in the foreseeable future. We currently intend to use all available funds to develop our business. We can give no assurance that we will ever have excess funds available to pay dividends. Any future determination as to the payment of dividends will depend upon critical requirements and limitations imposed by our credit agreements, if any, and such other factors as our Board of Directors may consider.

Equity Compensation Plans

We have three equity compensation plans, each of which was originally approved by our shareholders; the Mechanical Technology Incorporated 2006 Equity Incentive Plan (the "2006 Plan"), the Mechanical Technology Incorporated 2012 Equity Incentive Plan and the Mechanical Technology Incorporated 2014 Equity Incentive Plan (collectively, the "Plans"). The 2006 Plan was amended and restated and approved by our Board of Directors in 2011 and 2009. See "Item 6. Executive Compensation - MTI Equity Incentive Plans" and Note 11 of our consolidated financial statements for the years ended December 31, 2019 and 2018 in this Form 10 for a description of the Plans.

The following table presents information regarding these plans as of December 31, 2019:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2) (c)
Equity compensation plans approved by security holders	504,875	$ 0.90	68,930

Equity compensation plans not approved by security holders(3)	23,000	0.59	-0-

Total	527,875		68,930

___________________

(1)          The securities available under the Plans for issuance and issuable pursuant to exercises of outstanding options may be adjusted in the event of a change in outstanding stock by reason of stock dividend, stock splits, reverse stock splits, etc.

(2)          No awards can currently be made out of the 2006 Plan.

(3)          Includes options outstanding under the 2006 Plan, which was amended by our Board of Directors without shareholder approval in 2009 and 2011 to increase the number of shares available for issuance thereunder. Under the 2006 Plan, the Board of Directors is authorized to issue stock options, stock appreciation rights, restricted stock, and other stock-based incentives to officers, employees, and others.

Item 10:       Recent Sales of Unregistered Securities

Not applicable.

Item 11:       Description of Registrant's Securities to be Registered

General

The Company is authorized to issue up to 75,000,000 shares of common stock, $0.01 par value. The holders of the Company's common stock are entitled to one vote per share held and have the right and power to vote on all matters on which a vote of shareholders is taken. Shareholders do not have cumulative voting rights in the election of directors.  The election of directors of the Company is decided by plurality vote and all other questions are decided by majority vote of shareholders present in person or by proxy, except as otherwise required by the New York Business Corporation Law ("NYBCL") or the Company's certificate of incorporation.  The Company's certificate of incorporation provides that, except in instances of removal for cause, the shareholders of the Corporation may only remove a director of the Company from service as a director after the affirmative vote of 75% or more of outstanding shares of stock. The NYBCL provides, among other things, that (1) the above discussed provision regarding removal of Company directors may only be altered, amended, or repealed by the affirmative vote of more than 75% of the outstanding shares of stock, (2) a plan of merger or consolidation involving the Company must be approved by two-thirds of all the outstanding shares of stock, (3) a sale or disposition of substantially all of the assets of the Company must be approved by two-thirds of all the outstanding shares of stock, and (4) any dissolution of the Company must be approved by two-thirds of all the outstanding shares of stock.

The Board of Directors of the Company is divided into three classes, with each class consisting, as nearly as may be possible, of one-third of the total number of directors, with the terms of the classes scheduled to expire in successive years. At each annual meeting of the shareholders of the Company, the shareholders elect the members of a single class of directors for three-year terms.

Holders of the Company's common stock are entitled to receive dividends when, as, and if declared by the Board of Directors of the Company, out of funds legally available therefore. Upon liquidation, dissolution, or the winding up of the Company, common shareholders are entitled to receive any remaining assets of the Company in proportion to the respective number of shares held after payment of and reservation for Company liabilities. The holders of shares of our common stock do not have any preemptive right to subscribe for or purchase any shares of any class of stock of the Company. The outstanding shares of common stock are not subject to redemption by the Company and are fully paid and non-assessable. To the extent that the Company issues additional shares of common stock, the relative interest in the Company of existing shareholders will likely be diluted.

Certain Provisions of Our Restated Certificate of Incorporation, Amended and Restated By-Laws

Our certificate of incorporation, our By-Laws, and a Section 382 Rights Plan of the Company, dated October 6, 2016 ("Rights Plan"), contain provisions and terms that may delay, defer, or prevent a tender offer or change in control of the Company that a shareholder might consider to be in his, her, or its best interests, including attempts that might result in a premium being paid over the market price for our shares. The Company expects that such provisions and terms will operate to discourage extraordinary corporate transactions with respect to the Company, such as takeover bids, and will instead encourage any potential acquiror of the Company to first correspond with the Company's Board of Directors.  The Rights Plan is additionally intended to preserve the Company's net operating loss carryforwards ("NOLs") and to act as a deterrent to any person (together with all affiliates and associates of such person) acquiring beneficial ownership of 4.99% or more of outstanding shares of common stock of the Company without approval of the Board of Directors of the Company (such person, an "Acquiring Person").  These provisions and terms include:

  Special meetings of shareholders may only be called by the Chief Executive Officer, President, or Secretary of the Company or otherwise by resolution of the Board of Directors of the Company; shareholders have no right to call special meetings thereof.

  The Company maintains a classified Board of Directors that is divided into three classes serving for respective three-year terms. As a result, it would take at least two successive annual meetings of shareholders to replace a majority of our Board of Directors.

  Vacancies on the Company's Board of Directors may be filled only by majority vote of remaining directors then in office, even if less than a quorum, with the individual elected to serve for the remainder of the unexpired term.

  Except in instances of removal for cause, a director of the Company may be removed from service as a director only after the affirmative vote of 75% or more of outstanding shares of stock or 75% of the entire Board of Directors.

  Our certificate of incorporation authorizes us to issue up to 75,000,000 shares of common stock. Under New York law, our Board of Directors is permitted, in its discretion, at any time, and from time to time, without any action by the shareholders of the Company, to issue shares of our common stock (except to the extent such issuance would be violative of fiduciary duties, so dilutive to existing holders that it would be the equivalent of a sale of the Company, or otherwise prohibited by select provisions of the NYBCL). The issuance of shares of authorized but unissued stock could, under certain circumstances, have an anti-takeover effect, for example, by diluting the stock ownership of a person seeking to effect a change in the composition of our Board of Directors or contemplating a tender offer or other transaction for the acquisition of the Company.

  The Rights Plan resulted in the Company declaring, on October 19, 2016, a dividend distribution of one right under the Rights Plan (a "Right") for each share of Company common stock. In the event, (1) any person becomes an Acquiring Person without the consent of the Board of Directors or (2) the Company is otherwise acquired by, consolidates with or sells more than 50% of its assets, cash flow or earning power to another person, holders of Rights may exercise their Rights for shares of Company common stock having a market value of $10.00 (subject to adjustment under the Rights Plan) following payment to the Company of $5.00 (subject to adjustment under the Rights Plan) per applicable share. The Board of Directors of the Company may redeem the Rights at a price of $0.001 per Right any time prior to October 19, 2026 and may cause the Rights to expire to the extent the Rights are no longer material to the Company's preservation of its NOLs. The Board of Directors of the Company may also exchange the Rights at an exchange ratio of one share of common stock per Right (subject to adjustment) at any time after a person becomes an Acquiring Person.

Item 12:       Indemnification of Directors and Officers

The NYBCL generally provides that a New York corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding by reason of the fact that such person was a director or officer of the corporation against judgments, fines, amounts paid in settlement, and reasonable expenses, including attorneys' fees actually and necessarily incurred, if such director or officer acted in good faith, for a purpose which he or she reasonably believed to be in the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his or her conduct was unlawful.  In connection with actions by or in right of a corporation, the NYBCL prohibits such indemnification for (1) pending or threatened actions that are settled or otherwise disposed of and (2) any claim, issue, or matter for which the applicable person is adjudged to be liable to the corporation (in each case, unless a court of competent jurisdiction determines such person is fairly and reasonably entitled to indemnification). The NYBCL further provides that any such indemnifiable person who has been successful on the merits in the defense of an applicable action or proceeding shall be affirmatively entitled to the foregoing indemnity. The NYBCL additionally permits a corporation to advance expenses incurred by a director or officer in defending an action or proceeding prior to final disposition upon receipt of an undertaking by the applicable person to repay such advanced amount if the advancement is ultimately found to not be permitted by law or otherwise.

In addition to the above, the Company, pursuant to its certificate of incorporation, has determined to indemnify any person made, or threatened to be made, a party to an action or proceeding (including if in the right of the Company) by reason of the fact that such person was a director or officer of the corporation against judgments, fines, amounts paid in settlement, and expenses, including attorneys' fees actually incurred, if such director or officer acted in good faith for a purpose which he or she reasonably believed to be in or not opposed to the best interests of the Company and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his or her conduct was unlawful. Despite the foregoing, this specific indemnity from the Company is not available to such a director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his or her acts were in bad faith or were the result of active and deliberate dishonesty and were material to the applicable cause of action, or that he or she personally gained a financial profit or other advantage to which he or she was not legally entitled. The Company's certificate of incorporation also states that director of the Company shall not be liable to the Company or its shareholders for any breach of duty unless (1) a judgement or other final adjudication establishes that his or her acts or omissions involved bad faith, intentional misconduct, a knowing violation of law, or the personal gain of a financial profit or other advantage to which he or she was not legally entitled or (2) the acts involved certain declaration of dividends, purchase of Company shares, distribution of Company assets, or making of loans prohibited by the NYBCL.

Item 13:       Financial Statements and Supplementary Data

Our Consolidated Financial Statements begin on page F-1 and are incorporated in this Item 13 by reference.

Item 14:       Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 15:       Financial Statements and Exhibits

15(a) Financial Statements: The financial statements filed herewith are set forth on the Index to Consolidated Financial Statements on page F-1 of the separate financial section which accompanies this Form 10, which is incorporated herein by reference.

15(b) Exhibits: The exhibits listed in the Exhibit Index below are filed as part of this Form 10.

Exhibit Number	Description
3.1	Certificate of Incorporation of the registrant, as amended and restated (incorporated by reference from Exhibit 3.1 of the Company's Form 10-K Report for the year ended December 31, 2007).

3.2	Certificate of Amendment of the Certificate of Incorporation of the registrant (incorporated by reference from Exhibit 3.2 of the Company's Form 8-K Report filed May 15, 2008).

3.3

Certificate of Correction of Restated Certificate of Incorporation of Mechanical Technology, Incorporated as of October 17, 2016 and Certificate of Correction of Certificate of Amendment of the Certificate of Incorporation of Mechanical Technology Incorporated, as of October 17, 2016 (incorporated by reference from Exhibit 3.1 of the Company's Form 8-K Report filed October 21, 2016).

30
3.4	Amended and Restated By-Laws of the registrant (incorporated by reference from Exhibit 3.3 of the Company's Form 8-K Report filed December 14, 2007).

4.1

Rights Agreement, dated as of October 6, 2016, between Mechanical Technology, Incorporated and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference from Exhibit 4.1 of the Company's Form 8-K Report filed October 6, 2016).

4.2

Amendment No. 1 dated as of October 20, 2016, to the Rights Agreement, dated as of October 6, 2016, between Mechanical Technology, Incorporated and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference from Exhibit 4.2 of the Company's Form 8-K Report filed October 21, 2016).

10.1

Mechanical Technology, Incorporated Amended and Restated 2006 Equity Incentive Plan (incorporated by reference from Exhibit 10.1 of the Company's Form 10-K Report for the year ended December 31, 2016).+

10.2

Form of Restricted Stock Agreement for Mechanical Technology, Incorporated Amended and Restated 2006 Equity Incentive Plan (incorporated by reference from Exhibit 10.2 of the Company's Form 8-K Report filed July 11, 2011).+

10.3

Mechanical Technology, Incorporated Amended and Restated 2012 Equity Incentive Plan (incorporated by reference from Exhibit 10.3 of the Company's Form 10-K Report for the year ended December 31, 2016).+

10.4

Form of Restricted Stock Agreement Notice for Board of Directors and Employees for Mechanical Technology, Incorporated 2012 Equity Incentive Plan (incorporated by reference from Exhibit 10.2 of the Company's Form 10-Q Report for the quarter ended June 30, 2012).+

10.5

Form of Incentive Stock Option Notice for Employees for Mechanical Technology, Incorporated 2012 Equity Incentive Plan (incorporated by reference from Exhibit 10.3 of the Company's Form 10-Q Report for the quarter ended June 30, 2012).+

10.6

Form of Non-Qualified Stock Option Notice for Employees for Mechanical Technology, Incorporated 2012 Equity Incentive Plan (incorporated by reference from Exhibit 10.4 of the Company's Form 10-Q Report for the quarter ended June 30, 2012).+

10.7

Form of Non-Qualified Stock Option Notice for Board of Directors for Mechanical Technology, Incorporated 2012 Equity Incentive Plan (incorporated by reference from Exhibit 10.5 of the Company's Form 10-Q Report for the quarter ended June 30, 2012).+

10.8

Form of Restricted Stock Award Agreement under the Mechanical Technology, Incorporated Amended and Restated 2012 Equity Incentive Plan (incorporated by reference from Exhibit 10.8 of the Company's Registration Statement on Form 10 filed March 4, 2020).+

10.9

Mechanical Technology, Incorporated 2014 Equity Incentive Plan (incorporated by reference to Exhibit A to the Registrant's Proxy Statement on Schedule 14A filed with the Commission on April 25, 2014). +

10.10

Form of Restricted Stock Grant Agreement under the Mechanical Technology, Incorporated 2014 Equity Incentive Plan (incorporated by reference from Exhibit 10.10 of the Company's Registration Statement on Form 10 filed March 4, 2020).+

10.11

Form of Nonstatutory Stock Option Grant Agreement under the Mechanical Technology, Incorporated 2014 Equity Incentive Plan (incorporated by reference from Exhibit 4.3 of the Company's Registration Statement on Form S-8 (File No. 333-196989) filed with the Commission on June 24, 2014). +

10.12

Form of Incentive Stock Option Grant Agreement under the Mechanical Technology, Incorporated 2014 Equity Incentive Plan (incorporated by reference from Exhibit 4.4 of the Company's Registration Statement on Form S-8 (File No. 333-196989) filed with the Commission on June 24, 2014). +

10.13

Lease dated August 10, 1999 between Carl E. Touhey and Mechanical Technology, Inc. (incorporated by reference from Exhibit 10.38 of the Company's Form 10-K Report for the fiscal year ended September 30, 1999).

10.14

Amendment No. 1 to Lease Agreement Between Mechanical Technology Inc. and Carl E. Touhey dated September 29, 2009 (incorporated by reference from Exhibit 10.166 of the Company's Form 10-K Report for the year ended December 31, 2009).

10.15

Amendment No. 2 to Lease Agreement Between MTI Instruments Inc. and Carl E. Touhey dated May 2, 2014 (incorporated by reference from Exhibit 10.1 of the Company's Form 10-Q Report for the quarter ended March 31, 2014).

10.16	Amendment No. 3 to Lease Agreement Between MTI Instruments Inc. and CETF Properties, LLC dated January 1, 2018.*

10.17	Amendment No. 4 to Lease Agreement Between MTI Instruments Inc. and CETF Properties, LLC dated December 4, 2019.*

10.18#

Contract dated July 1, 2016 between Mechanical Technology, Incorporated and the U.S. Air Force (incorporated by reference from Exhibit 10.1 of the Company's Form 10-Q Report for the quarter ended June 30, 2016).

10.19

Securities Purchase Agreement dated as of October 21, 2016, by and between Mechanical Technology, Incorporated and Brookstone Partners Acquisition XXIV, LLC (incorporated by reference from Exhibit 10.22 of the Company's Form 8-K Report filed October 21, 2016).

10.20

Registration Rights Agreement dated as of October 21, 2016, by and between Mechanical Technology, Incorporated and Brookstone Partners Acquisition XXIV, LLC (incorporated by reference from Exhibit 10.23 of the Company's Form 8-K Report filed October 21, 2016).

10.21

Form of Option Exercise and Stock Transfer Restriction Agreement between the Company and its Chief Executive Officer, Chief Financial Officer and Non-Employee Directors (incorporated by reference from Exhibit 10.24 of the Company's Form 8-K Report filed October 21, 2016).

31
10.22

Operating and Management Agreement between Soluna Technologies, Ltd. and EcoChain, Inc. dated January 13, 2020 (incorporated by reference from Exhibit 10.20 of the Company's Registration Statement on Form 10 filed March 4, 2020).

10.23

Class A Preferred Share Purchase Agreement dated January 13, 2020, among Soluna Technologies, Ltd., Mechanical Technology, Incorporated, and the other investors set forth on Exhibit A thereto (incorporated by reference from Exhibit 10.21 of the Company's Registration Statement on Form 10 filed March 4, 2020).

10.24

Contingent Rights Agreement dated January 13, 2020, by and between Soluna Technologies, Ltd. and Mechanical Technology, Incorporated (incorporated by reference from Exhibit 10.22 of the Company's Registration Statement on Form 10 filed March 4, 2020).

10.25

Side Letter Agreement dated January 13, 2020, by and between Soluna Technologies, Ltd. and Mechanical Technology, Incorporated (incorporated by reference from Exhibit 10.23 of the Company's Registration Statement on Form 10 filed March 4, 2020).

10.26

Executive Employment Agreement, dated May 5, 2017, by and between Mechanical Technology, Incorporated and Frederick Jones (incorporated by reference from Exhibit 10.1 of the Company's Form 8-K Report filed May 5, 2017). +

10.27	Commercial Line of Credit Agreement and Note dated May 7, 2020, by and between MTI Instruments Inc. and Pioneer Bank.*

10.28	Business Loan Agreement dated May 7, 2020, by and between MTI Instruments Inc. and Pioneer Bank.*

10.29	Commercial Loan Settlement Statement dated May 7, 2020, by and between MTI Instruments Inc. and Pioneer Bank.*

10.30	Commercial Security Agreement dated May 7, 2020, by and between MTI Instruments Inc. and Pioneer Bank.*

10.31	Unlimited Continuing Guaranty dated May 7, 2020, by and between MTI Instruments Inc. and Pioneer Bank.*

10.32	Sale Order dated May 18, 2020, by and between GigaWatt, Inc. and the United States Bankruptcy Court Eastern District of Washington.*

10.33	Bill of Sale dated May 20, 2020, by and between Mark D. Waldron, as Chapter 11 Trustee and EcoChain, Inc..*

10.34	Assignment and Assumption Agreement (Tangible Property) dated May 20, 2020, by and between Mark D. Waldron, as Chapter 11 Trustee and EcoChain, Inc.*

10.35	Intellectual Property Assignment Agreement dated May 20, 2020, by and between Mark D. Waldron, as Chapter 11 Trustee and EcoChain, Inc.*

10.36	Agreement for Transfer of Responsibility for Telecommunication Services dated May 19, 2020, by and between Mark D. Waldron, as Chapter 11 Trustee and EcoChain, Inc.*

10.37

Assignment of Lease Agreements dated February 4, 2020, by and between, on the one hand, David M. Carlson, Dorrinda M. Carlson, Enterprise Focus, Inc. and, on the other hand, Mark D. Waldron, in his capacity as the Chapter 11 Trustee.*

10.38	Commercial Lease dated August 1, 2018, by and between TNT Business Complexes, LLC and Enterprise Focus, Inc. and Dave Carlson.*

10.39	Commercial Lease dated November 14, 2014, by and between TNT Business Complexes, LLC and Dave Carlson /Enterprise Focus, Inc.*

10.40	October 21, 2019 Certified Letter Regarding Option to Extend Commercial Lease dated November 14, 2014, by and between TNT Business Complexes, LLC and Dave Carlson /Enterprise Focus, Inc.*

10.41	Amendment of Commercial Lease Agreement dated January 28, 2020, by and between Mark Waldron, as Chapter 11 Trustee and TNT Business Complexes, LLC.*

21	Subsidiaries of the Registrant (Incorporated by reference from Exhibit 21 of the Company's Registration Statement on Form 10 filed March 4, 2020).

* Previously filed

# Certain portions of this exhibit have been omitted based upon a request for confidential treatment. The omitted portions have been filed with the Securities and Exchange Commission pursuant to our application for confidential treatment. The items are identified in the exhibit with "**".

+              Represents management contract or compensation plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHANICAL TECHNOLOGY, INCORPORATED

Date: November 25, 2020	By:	/s/ Michael Toporek
Michael Toporek
Chief Executive Officer

Date: November 25, 2020	By:	/s/ Jessica Thomas
Jessica Thomas
Chief Financial Officer

MECHANICAL TECHNOLOGY, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
INDEX

Mechanical Technology, Incorporated and Subsidiaries

Condensed Consolidated Balance Sheets

As of September 30, 2020 (Unaudited) and December 31, 2019

(Dollars in thousands, except per share)	September 30,	December 31,
	2020	2019
Assets
Current Assets:
Cash	$2,894	$2,510
Accounts receivable - less allowances of $0 in 2020 and 2019	1,041	745
Inventories	1,126	924
Prepaid expenses and other current assets	194	56
Total Current Assets	5,255	4,235
Other assets	302	-
Deferred income taxes, net	395	395
Equity investment	750	-
Property, plant and equipment, net	456	174
Operating lease right-of-use assets	1,280	947
Total Assets	$8,438	$5,751

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable	$159	$210
Accrued liabilities	953	761
Operating lease liability	311	171
Total Current Liabilities	1,423	1,142

Other liabilities	203	-
Operating lease liability	972	776
Total Liabilities	2,598	1,918

Commitments and Contingencies (Note 8)
Stockholders' Equity:
Common stock, par value $0.01 per share, authorized 75,000,000; 10,586,170 issued in 2020 and 2019	106	106
Additional paid-in capital	137,265	137,230
Accumulated deficit	(117,767)	(119,739)
Common stock in treasury, at cost, 1,015,493 shares in both 2020 and 2019	(13,764)	(13,764)
Total Stockholders' Equity	5,840	3,833
Total Liabilities and Stockholders' Equity	$8,438	$5,751

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Mechanical Technology, Incorporated and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

For the Three and Nine Months Ended September 30, 2020 and 2019

(Dollars in thousands, except per share)	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019

Product revenue	$3,511	$1,640	$7,484	$5,096
Cryptocurrency revenue	176	-	226	-
Total revenue	3,687	1,640	7,710	5,096
Operating costs and expenses:
Cost of product revenue	879	575	2,038	1,689
Cost of cryptocurrency revenue	172	-	248	-
Research and product development expenses	363	374	1,127	1,034
Selling, general and administrative expenses	818	689	2,384	2,000
Operating income	1,455	2	1,913	373
Other income, net	55	3	59	30
Income before income taxes	1,510	5	1,972	403
Income tax (expense) benefit	(3)	33	-	33
Net income	$1,507	$38	$1,972	$436

Income per share (Basic)	$.16	$-	$.21	$.05
Income per share (Diluted)	$.16	$-	$.20	$.05

Weighted average shares outstanding (Basic)	9,570,677	9,570,677	9,570,677	9,540,973
Weighted average shares outstanding (Diluted)	9,684,052	9,610,067	9,656,455	9,605,918

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Mechanical Technology, Incorporated and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

For the Year Ended December 31, 2019

and the Nine Months Ended September 30, 2020 (Unaudited)

(Dollars in thousands, except per share)	Common Stock				Treasury Stock
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Shares	Amount	Total Stockholders' Equity (Deficit)

January 1, 2019	10,452,670	$105	$139,067	$(118,462)	1,015,493	$(13,764)	$6,946

Net income	-	-	-	87	-	-	87

Stock based compensation	-	-	6	-	-	-	6

Issuance of shares - option exercises	133,500	1	73	-	-	-	74

Cash dividends	-	-	(1,941)	(1,600)	-	-	(3,541)

March 31, 2019	10,586,170	106	137,205	(119,975)	1,015,493	(13,764)	3,572

Net income	-	-	-	311	-	-	311

Stock based compensation	-	-	6	-	-	-	6

June 30, 2019	10,586,170	106	137,211	(119,664)	1,015,493	(13,764)	3,889

Net income	-	-	-	38	-	-	38

Stock based compensation	-	-	6	-	-	-	6

September 30, 2019	10,586,170	106	137,217	(119,626)	1,015,493	(13,764)	3,933

Net loss	-	-	-	(113)	-	-	(113)

Stock based compensation	-	-	13	-	-	-	13

December 31, 2019	10,586,170	$106	$137,230	$(119,739)	1,015,493	$(13,764)	$3,833

January 1, 2020	10,586,170	$106	$137,230	$(119,739)	1,015,493	$(13,764)	$3,833

Net loss	-	-	-	(137)	-	-	(137)

Stock based compensation	-	-	12	-	-	-	12

March 31, 2020	10,586,170	106	137,242	(119,876)	1,015,493	(13,764)	3,708

Net income	-	-	-	602	-	-	602

Stock based compensation	-	-	12	-	-	-	12

June 30, 2020	10,586,170	106	137,254	(119,274)	1,015,493	(13,764)	4,322

Net income	-	-	-	1,507	-	-	1,507

Stock based compensation	-	-	11	-	-	-	11

September 30, 2020	10,586,170	$106	$137,265	$(117,767)	1,015,493	$(13,764)	$5,840

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Mechanical Technology, Incorporated and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the Nine Months Ended September 30, 2020 and 2019

(Dollars in thousands)	Nine Months Ended September 30,
	2020	2019
Operating Activities
Net income	$1,972	$436
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	97	65
Provision for bad debts	-	1
Stock based compensation	35	18
(Recovery) provision for excess and obsolete inventories	(41)	21
Loss on disposal of equipment	3	3
Changes in operating assets and liabilities:
Accounts receivable	(296)	127
Inventories	(161)	(84)
Prepaid expenses and other current assets	(138)	13
Other assets	(302)	-
Accounts payable	(51)	(102)
Other liabilities	203	-
Operating lease, net	3	-
Accrued liabilities	192	(99)
Net cash provided by operating activities	1,516	399
Investing Activities
Purchases of equipment	(382)	(48)
Purchase of stock in equity investment	(750)	-
Net cash used in investing activities	(1,132)	(48)
Financing Activities
Cash dividends on common stock	-	(3,541)
Proceeds from stock option exercises	-	74
Net cash used by financing activities	-	(3,467)
Increase (decrease) in cash	384	(3,116)
Cash - beginning of period	2,510	5,771
Cash - end of period	$2,894	$2,655

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Notes to Condensed Consolidated Financial Statements (Unaudited)

1.             Nature of Operations

Description of Business

Mechanical Technology, Incorporated (MTI or the Company), a New York corporation, was incorporated in 1961 and is headquartered in Albany, New York. The Company's core business is conducted through MTI Instruments, Inc. (MTI Instruments), a wholly-owned subsidiary, which designs, manufactures and markets its products also at the Albany, New York location. The Company has also recently formed EcoChain, Inc. (EcoChain), a wholly-owned subsidiary, to conduct a new line of business associated with cryptocurrency mining operations, and also purchased Class A Preferred Shares of Soluna Technologies, Ltd. (Soluna), a Canadian company that develops vertically-integrated, utility-scale computing facilities focused on cryptocurrency mining and cutting-edge blockchain applications.

MTI Instruments was incorporated in New York on March 8, 2000 and is a supplier of vibration measurement and balancing systems, precision linear displacement solutions, and wafer inspection tools. Our products consist of engine vibration analysis systems for both military and commercial aircraft and electronic gauging instruments for position, displacement and vibration application within the industrial manufacturing markets, as well as in the research, design and process development markets. These systems, tools and solutions are developed for markets and applications that require consistent operation of complex machinery and the precise measurements and control of products, processes, the development and implementation of automated manufacturing and assembly.

EcoChain was incorporated in Delaware on January 8, 2020. EcoChain is establishing a new business line focused on cryptocurrency and the blockchain ecosystem. In connection with the creation of the new business line, EcoChain is developing a cryptocurrency mining facility to integrate with the bitcoin blockchain network. On May 21, 2020, EcoChain closed its acquisition of the intellectual property of Giga Watt, Inc. (GigaWatt) and certain other property and rights of GigaWatt associated with GigaWatt's operation of a crypto-mining operation located in Washington State. The total purchase price of the assets acquired in the GigaWatt transaction was $200 thousand, of which $20 thousand was charged back as per the colocation agreement with Navier, Inc. and the remaining cost of $180 thousand was recorded as a leasehold improvement. The acquired assets formed the cornerstone of EcoChain's cryptocurrency mining operation in Washington.

Liquidity

The Company has historically incurred significant losses primarily due to its past efforts to fund direct methanol fuel cell product development and commercialization programs and had a consolidated accumulated deficit of approximately $117.8 million as of September 30, 2020. As of September 30, 2020, the Company had working capital of approximately $3.8 million, no debt, no outstanding commitments for capital expenditures, and approximately $2.9 million of cash available to fund our operations.

Based on the Company's projected cash requirements for operations and capital expenditures, its current available cash of approximately $2.9 million and its projected 2020 and 2021 cash flows pursuant to management's plans, management believes it will have adequate resources to fund operations and capital expenditures for the remainder of 2020 and the year ending December 31, 2021. If cash generated from operations is insufficient to satisfy the Company's operational working capital and capital expenditure requirements, the Company may utilize the $300 thousand line of credit at MTI Instruments to fund these initiatives. The Company has no other formal commitments for funding its future needs at this time and any additional financing we may require during the remainder of 2020 or the year ending December 31, 2021, may not be available to us on acceptable terms or at all.

2.            Basis of Presentation

The Company's condensed consolidated financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair statement of the results for the periods presented in accordance with United States of America Generally Accepted Accounting Principles (U.S. GAAP). The results of operations for the interim periods presented are not necessarily indicative of results for the full year.

Certain information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These unaudited condensed consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto included in the Company's Annual Report for the year ended December 31, 2019.

The information presented in the accompanying condensed consolidated balance sheet as of December 31, 2019 has been derived from the Company's audited consolidated financial statements. All other information has been derived from the Company's unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2020 and September 30, 2019.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, MTI Instruments and EcoChain. All intercompany balances and transactions are eliminated in consolidation.

Cryptocurrency Revenue Recognition

Cryptocurrency revenue consists of revenue recognized from EcoChain's' cryptocurrency mining facility. Revenue is recognized at the cryptocurrency's realized cash value based upon the rates at cryptocurrency exchanges where we are registered. Cryptocurrencies are earned when the miners solve complex computations and cryptocurrency is issued as a result. The mined cryptocurrency is immediately paid to the Coinbase wallet. Cryptocurrency is converted to U.S. coin on a daily basis.

Equity Investment

The equity investment in Soluna is carried at the cost of investment and is $750 thousand as of September 30, 2020. The Company owns approximately 2.0% of Soluna's stock, calculated on a fully-diluted basis, as of September 30, 2020.

3.             Accounts Receivable

Accounts receivables consist of the following at:

(Dollars in thousands)	September 30, 2020	December 31, 2019

U.S. and State Government	$112	$57
Commercial	912	653
Allowance for doubtful accounts	-	-
Other	17	35
Total	$1,041	$745

For the nine months ended September 30, 2020 and 2019, the largest commercial customer represented 8.4% and 12.6%, respectively, and the largest governmental agency represented 49.4% and 19.6%, respectively, of the Company's product revenue. As of September 30, 2020 and December 31, 2019, the largest commercial receivable represented 23.4% and 22.1%, respectively, and the largest governmental receivable represented 11.0% and 8.0%, respectively, of the Company's accounts receivable.

4.             Inventories

Inventories consist of the following at:

(Dollars in thousands)	September 30, 2020	December 31, 2019

Finished goods	$277	$302
Work in process	351	279
Raw materials	498	343
Total	$1,126	$924

5.             Property, Plant and Equipment

Property, plant and equipment consist of the following at:

(Dollars in thousands)	September 30, 2020	December 31, 2019

Leasehold improvements	$219	$39
Computers and related software	1,203	1,026
Machinery and equipment	883	915
Office furniture and fixtures	39	40
	2,344	2,020
Less: Accumulated depreciation	1,888	1,846
	$456	$174

In conjunction with the May 21, 2020 acquisition of the intellectual property of GigaWatt and certain other property and rights of GigaWatt, the Company obtained $180 thousand in leasehold improvements to support and form the cornerstone of EcoChain's new cryptocurrency mining operation. EcoChain sold certain acquired equipment that was determined to be excess in nature so as to reduce EcoChain's overall transaction costs. EcoChain purchased the subject GigaWatt assets for cash consideration of $200 thousand and will be assuming certain contractual obligations of GigaWatt related to existing leases and utility power supply.

Depreciation expense was $97 thousand and $87 thousand for the nine months ended September 30, 2020 and the year ended December 31, 2019, respectively.

6.             Income Taxes

During the three and nine months ended September 30, 2020, the Company's effective income tax rate was 0%. The projected annual effective tax rate is less than the Federal statutory rate of 21%, primarily due to the change in the valuation allowance, as well as changes to estimated taxable income for 2020 and permanent differences. For the three and nine months ended September 30, 2019, the Company's effective income tax rate was 0%. Income tax expense for the three and nine months ended September 30, 2020 was $3 thousand and $0 thousand, respectively. There was no income tax expense for the three and nine months ended September 30, 2019, however the Company did recognize a $33 thousand income tax benefit during the period due to a refund associated with the repeal of the federal Alternative Minimum Tax (AMT).

The Company provides for recognition of deferred tax assets if the realization of such assets is more likely than not to occur in accordance with accounting standards that address income taxes. Significant management judgment is required in determining the period in which the reversal of a valuation allowance should occur. The Company has considered all available evidence, both positive and negative, such as historical levels of income and future forecasts of taxable income amongst other items, in determining its valuation allowance. In addition, the Company's assessment requires us to schedule future taxable income in accordance with accounting standards that address income taxes to assess the appropriateness of a valuation allowance which further requires the exercise of significant management judgment.

The Company believes that the accounting estimate for the valuation of deferred tax assets is a critical accounting estimate, because judgment is required in assessing the likely future tax consequences of events that have been recognized in our financial statements or tax returns. The Company based the estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, business plans and other expectations about future outcomes. In the event that actual results differ from these estimates or the Company adjusts these estimates in future periods, the Company may need to adjust the recorded valuation allowance, which could materially impact our financial position and results of operations. The valuation allowance at September 30, 2020 and December 31, 2019 was $10.0 million and $10.3 million, respectively. We will continue to evaluate the ability to realize our deferred tax assets and related valuation allowance on a quarterly basis.

7.             Stockholders' Equity

Common Stock

The Company has one class of common stock, par value $.01.  Each share of the Company's common stock is entitled to one vote on all matters submitted to stockholders. As of September 30, 2020 and December 31, 2019, there were 9,570,677 shares of common stock issued and outstanding.

Dividends

Dividends are recorded when declared by the Company's Board of Directors. During 2019, the Company declared and paid a special dividend of $3.5 million or $0.37 per common share. A portion of dividends were charged against paid in capital because the Company did not have sufficient retained earnings.

Reservation of Shares

The Company had reserved common shares for future issuance as follows as of September 30, 2020:

Stock options outstanding	522,680
Common stock available for future equity awards or issuance of options	51,125
Number of common shares reserved	573,805

Income (Loss) per Share

The Company computes basic income (loss) per common share by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted income (loss) per share reflects the potential dilution, if any, computed by dividing income (loss) by the combination of dilutive common share equivalents, comprised of shares issuable under outstanding investment rights, warrants and the Company's share-based compensation plans, and the weighted average number of common shares outstanding during the reporting period. Dilutive common share equivalents include the dilutive effect of in-the-money stock options, which are calculated based on the average share price for each period using the treasury stock method. Under the treasury stock method, the exercise price of a stock option and the amount of compensation cost, if any, for future service that the Company has not yet recognized are assumed to be used to repurchase shares in the current period.

Not included in the computation of earnings per share, assuming dilution, for the nine months ended September 30, 2020, were options to purchase 401,180 shares of the Company's common stock. These potentially dilutive items were excluded even though the average market price of the common stock exceeded the exercise prices for a portion of the options because the calculation of incremental shares resulted in an anti-dilutive effect. Not included in the computation of earnings per share, assuming dilution, for the three months ended September 30, 2020, were options to purchase 373,180 shares of the Company's common stock. These potentially dilutive items were excluded even though the average market price of the common stock exceeded the exercise prices for a portion of the options because the calculation of incremental shares resulted in an anti-dilutive effect.

Not included in the computation of earnings per share, assuming dilution, for the nine and three months ended September 30, 2019, were options to purchase 328,000 shares of the Company's common stock. These potentially dilutive items were excluded even though the average market price of the common stock exceeded the exercise prices for a portion of the options because the calculation of incremental shares resulted in an anti-dilutive effect.

8.             Commitments and Contingencies

Commitments:

Leases

The Company determines whether an arrangement is a lease at inception. The Company and its subsidiaries have operating leases for certain manufacturing, laboratory, office facilities and certain equipment. The leases have remaining lease terms of less than one year to less than five years. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. As of September 30, 2020 and December 31, 2019, the Company has no assets recorded under finance leases.

Lease expense for these leases is recognized on a straight-line basis over the lease term. Total lease costs were comprised of the following:

(Dollars in thousands)	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019

Operating lease cost	$93	$56	$215	$167
Short-term lease cost	-	-	2	-
Total net lease cost	$93	$56	$217	$167

Short-term leases are leases having a term of twelve months or less. The Company recognizes short-term leases on a straight-line basis and does not record a related lease asset or liability for such leases.

Supplemental cash flows information related to leases was as follows:

(Dollars in thousands)	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2020	2019	2020	2019

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$92	$56	$212	$167

Non-Cash Activity Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$118	$-	$504	$-

Supplemental balance sheet information related to leases was as follows:

(Dollars in thousands, except lease term and discount rate)	September 30, 2020	December 31, 2019

Operating leases:
Operating lease ROU asset	$1,280	$947

Current operating lease liabilities	$311	$171
Non-current operating lease liabilities	972	776
Total operating lease liabilities	$1,283	$947

Operating leases:
ROU assets	$1,470	$1,164
Less: accumulated amortization	(190)	(217)
ROU assets, net	$1,280	$947

Weighted Average Remaining Lease Term (in years):
Operating leases	3.86	4.92

Weighted Average Discount Rate:
Operating leases	5.11%	5.85%

Maturities of operating lease liabilities are as follows as of September 30:

(Dollars in thousands)
2020
2020	$369
2021	375
2022	361
2023	274
2024	41
Total lease payments	1,420
Less: imputed interest	(137)
Total lease obligations	1,283
Less: current obligations	311
Long-term lease obligations	$972

As of September 30, 2020, there were no additional operating lease commitments that had not yet commenced.

Warranties

Product warranty liabilities are included in "Accrued liabilities" in the Condensed Consolidated Balance Sheets.  Below is a reconciliation of changes in product warranty liabilities:

(Dollars in thousands)	Nine Months Ended September 30,
	2020	2019
Balance, January 1	$16	$24
Accruals for warranties issued	18	12
Settlements made (in cash or in kind)	(4)	(2)
Balance, end of period	$30	$34

Contingencies:

Legal

We are subject to legal proceedings, claims and liabilities which arise in the ordinary course of business. When applicable, we accrue for losses associated with legal claims when such losses are probable and can be reasonably estimated. These accruals are adjusted as additional information becomes available or circumstances change. Legal fees are charged to expense as they are incurred.

The Company has been named as a party in the December 19, 2019 United States Environmental Protection Agency (EPA) Demand Letter regarding the Malta Rocket Fuel Area Superfund Site (Site) located in Malta and Stillwater, New York in connection with an alleged release of hazardous materials into the environment. The EPA is seeking reimbursement of response costs from all named parties in the amount of approximately $358,000 plus interest in connection with the investigation and disposal activities associated with the various drum caches discovered at the Site, issuance of the Explanation of Significant Differences ("ESD") of the Site, and implementation of the work contemplated by the ESD. The Company considers the likelihood of a material adverse outcome to be remote and does not currently anticipate that any expense or liability it may incur as a result of these matters in the future will be material to the Company's financial condition.

9.             Related Party Transactions

MeOH Power, Inc.

On December 18, 2013, MeOH Power, Inc. and the Company executed a Senior Demand Promissory Note (the Note) in the amount of $380 thousand to secure the intercompany amounts due to the Company from MeOH Power, Inc. upon the deconsolidation of MeOH Power, Inc. Interest accrues on the Note at the Prime Rate in effect on the first business day of the month, as published in the Wall Street Journal. At the Company's option, all or part of the principal and interest due on this Note may be converted to shares of common stock of MeOH Power, Inc. at a rate of $0.07 per share. Interest began accruing on January 1, 2014. The Company recorded a full allowance against the Note. As of September 30, 2020 and December 31, 2019, $319 thousand and $312 thousand, respectively, of principal and interest are available to convert into shares of common stock of MeOH Power, Inc. Any adjustments to the allowance are recorded as miscellaneous expense during the period incurred.

Legal Services

During the three and nine months ended September 30, 2020, the Company incurred $8 thousand and $85 thousand, respectively, to Couch White, LLP for legal services associated with contract review. During the three and nine months ended September 30, 2019, the Company incurred $1 thousand and $15 thousand, respectively, to Couch White, LLP for legal services associated with contract review. A partner at Couch White, LLP is an immediate family member of one of our Directors.

Soluna Transactions

On January 8, 2020, the Company formed EcoChain as a wholly-owned subsidiary to pursue a new business line focused on cryptocurrency and the blockchain ecosystem. In connection with this new business line, EcoChain has established a facility to mine cryptocurrencies and integrate with the blockchain network. Pursuant to an Operating and Management Agreement dated January 13, 2020, by and between EcoChain and Soluna, a Canadian company that develops vertically-integrated, utility-scale computing facilities focused on cryptocurrency mining and cutting-edge blockchain applications, Soluna assisted the Company in developing, and is now operating, the cryptocurrency mining facility. The Operating and Management Agreement requires, among other things, that Soluna provide developmental and operational services, as directed by EcoChain, with respect to the cryptocurrency mining facility in exchange for EcoChain's payment to Soluna of a one-time management fee of $65 thousand and profit-based success payments in the event EcoChain achieves explicit profitability thresholds. Once aggregate earnings before interest, taxes, depreciation and amortization of the mine exceeds the total amount of funding provided by the Company to Soluna (whether pursuant to this agreement or otherwise) for the purposes of creating, developing, assembling and constructing the mine (the Threshold), Soluna is entitled to ongoing success payments of 20.0% of the earnings before interest, taxes, depreciation and amortization of the mine. As of September 30, 2020, no additional payments have been made or due, as the Threshold has not been achieved. Pursuant to the Operating and Management Agreement, during the developmental phase of the cryptocurrency mining facility, which ended on March 14, 2020, Soluna gathered and analyzed information with respect to EcoChain's cryptocurrency mining efforts and produced budgets, financial models, and technical and operational plans, including a detailed business plan, that it delivered to EcoChain in March 2020, (the "Deliverables"), all of which was designed to assist with the efficient implementation of a cryptocurrency mine. The agreement provided that, following EcoChain's acceptance of the Deliverables, which occurred on March 23, 2020, Soluna, on behalf of EcoChain, would commence operations of the cryptocurrency mine in a manner that will allow EcoChain to mine and sell cryptocurrency. In that regard, on May 21, 2020, EcoChain acquired the intellectual property of GigaWatt and certain other property and rights of GigaWatt associated with GigaWatt's operation of a crypto-mining operation located in Washington State. The acquired assets formed the cornerstone of EcoChain's cryptocurrency mining operation. EcoChain plans to sell for U.S. dollars all cryptocurrency it mines and will not be in the business of accumulating cryptocurrency on its balance sheet for speculative gains.

Simultaneously with entering into the Operating and Management Agreement with Soluna, the Company, pursuant to a purchase agreement it entered into with Soluna, made a strategic investment in Soluna by purchasing 158,730 Class A Preferred Shares of Soluna for an aggregate purchase price of $500 thousand on January 13, 2020. After acceptance of the Deliverables, as required by the terms of the purchase agreement, on March 23, 2020, the Company purchased an additional 79,365 Class A Preferred Shares of Soluna for an aggregate purchase price of $250 thousand. The Company also has the right, but not the obligation, to purchase additional equity securities of Soluna and its subsidiaries (including additional Class A Preferred Shares of Soluna) if Soluna secures certain levels or types of project financing with respect to its own wind power generation facilities. The Company has additionally entered into a Side Letter Agreement, dated January 13, 2020, with Soluna Technologies Investment I, LLC, a Delaware limited liability company that owns, on a fully diluted basis, 62.5% of Soluna and is controlled by a Brookstone Partners-affiliated director of the Company. The Side Letter Agreement provides for the transfer to the Company of additional Class A Preferred Shares of Soluna in the event Soluna issues additional equity below agreed-upon valuation thresholds.

Several of Soluna's equityholders are affiliated with Brookstone Partners, the investment firm that holds an equity interest in the Company through Brookstone Partners Acquisition XXIV, LLC. The Company's two Brookstone-affiliated directors also serve as directors and, in one case, as an officer, of Soluna and also have ownership interest in Soluna. In light of these relationships, the various transactions by and between the Company and EcoChain, on the one hand, and Soluna, on the other hand, were negotiated on behalf of the Company and EcoChain via an independent investment committee of the Company's Board of Directors and separate legal representation. The transactions were subsequently unanimously approved by both the independent investment committee and the full Board of Directors of the Company.

Three of our directors have various affiliations with Soluna.

Chief Executive Officer and Director Michael Toporek (i) owns 90% of the equity of Soluna Technologies Investment I, LLC, which owns 62.5% of Soluna and (ii) owns 100% of the equity of MJT Park Investors, Inc., which owns 3.2% of Soluna, in each case on a fully-diluted basis. Mr. Toporek does not own directly, or indirectly, equity interest in Tera Joule, LLC, which owns 3.2% of Soluna; however, as a result of his 100% ownership of Brookstone IAC, Inc., which is the manager of Tera Joule, LLC, he has dispositive power over the equity interests that Tera Joule owns in Soluna.

Director Matthew E. Lipman serves as a director and as acting Secretary and Treasurer of Soluna. Mr. Lipman does not own directly, or indirectly, equity interest in Tera Joule, LLC, which owns 3.2% of Soluna; however, as a result of his position as a director and officer of Brookstone IAC, Inc., which is the manager of Tera Joule, LLC, he has dispositive power over the equity interests that Tera Joule owns in Soluna.

As a result, the approximate dollar value of the amount of Mr. Toporek's and Mr. Lipman's interest in the Company's transactions with Soluna through September 30, 2020, are $485 thousand and $0, respectively.

The Company's investment in Soluna is carried at the cost of investment and is $750 thousand as of September 30, 2020. The Company owns approximately 2.0% of Soluna's stock, calculated on a fully-diluted basis, as of September 30, 2020.

Director William P. Phelan serves as a director of Soluna.

10.          Stock Based Compensation

Restricted Stock

On January 14, 2020, the Company awarded to members of the Company's Investment Committee and to the Company's CEO special one-time restricted stock awards totaling 68,930 shares of Common Stock (67,930 from the Company's 2012 Equity Incentive Plan and 1,000 from the Company's 2014 Equity Incentive Plan) valued at $0.99 per share based on the closing market price of the Company's common stock on the date of grant. The shares would be restricted for one year, and have a two-year total vesting, with half vesting on the first anniversary of the award date and the remainder vesting on the second anniversary of the award date.

11.          Segment Information

The Company operates in two business segments, Test and Measurement Instrumentation and Cryptocurrency. The Test and Measurement Instrumentation segment designs, manufactures, markets and services computer-based balancing systems for aircraft engines, high performance test and measurement instruments and systems, and wafer characterization tools for the semiconductor and solar industries. The Cryptocurrency segment is focused on cryptocurrency and the blockchain ecosystem. The Company's principal operations in both segments are located in North America.

The accounting policies of the Test and Measurement Instrumentation and Cryptocurrency segments are similar to those described in the summary of significant accounting policies herein and in the Company's Annual Report. The Company evaluates performance based on profit or loss from operations before income taxes, accounting changes, items management does not deem relevant to segment performance, and interest income and expense. Inter-segment sales and expenses are not significant.

Summarized financial information concerning the Company's reportable segments is shown in the following table. The "Other" column includes corporate related items and items such as income taxes or unusual items, which are not allocated to reportable segments. In addition, segments' non-cash items include any depreciation and amortization in reported profit or loss.

(Dollars in thousands)	Test and Measurement Instrumentation	Cryptocurrency	Other	Condensed Consolidated Totals
Three months ended September 30, 2020
Product revenue	$3,511	$-	$-	$3,511
Cryptocurrency revenue	-	176	-	176
Research and product development expenses	363	-	-	363
Selling, general and administrative expenses	411	46	361	818
Segment profit / (loss) from operations before income taxes	1,691	(3)	(178)	1,510
Segment profit / (loss)	1,691	(3)	(181)	1,507
Total assets	3,016	1,383	4,039	8,438
Capital expenditures	2	32	-	34
Depreciation and amortization	19	26	-	45

(Dollars in thousands)	Test and Measurement Instrumentation	Cryptocurrency	Other	Condensed Consolidated Totals
Nine months ended September 30, 2020
Product revenue	$7,484	$-	$-	$7,484
Cryptocurrency revenue	-	226	-	226
Research and product development expenses	1,127	-	-	1,127
Selling, general and administrative expenses	1,264	150	970	2,384
Segment profit / (loss) from operations before income taxes	2,650	(147)	(531)	1,972
Segment profit / (loss)	2,650	(147)	(531)	1,972
Total assets	3,016	1,383	4,039	8,438
Capital expenditures	16	366	-	382
Depreciation and amortization	62	35	-	97

The following table presents the details of "Other" segment loss:

(Dollars in thousands)	Three Months Ended September 30,	Nine Months Ended September 30,
	2020	2020
Corporate and other (expenses) income:
Salaries and benefits	(192)	(433)
Income tax (expense) benefit	(3)	-
Other income (expense), net	14	(98)
Total expense	$(181)	$(531)

12.          Line of Credit

On May 7, 2020, in connection with receipt of the $3.3 million United States Air Force delivery order, MTI Instruments obtained a $300 thousand secured line of credit from Pioneer Bank that will, among other things, assist with MTI Instruments' timely fulfillment of the delivery order. The line of credit may be drawn in the discretion of MTI Instruments and bears interest at a rate of Prime +1% per annum. Accrued interest is due monthly and principal is payable over a period of 30 days following lender's demand. The line of credit is secured by the assets of MTI Instruments and is guaranteed by the Company. As of September 30, 2020, there were no amounts outstanding under the line of credit.

13.          Effect of Recent Accounting Updates

Accounting Updates Not Yet Effective

Changes to U.S. GAAP are established by the Financial Accounting Standards Board (the FASB) in the form of accounting standard updates (ASUs) to the FASB's Accounting Standards Codification (ASC). The Company considered the applicability and impact of all ASUs. ASUs not mentioned below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial position or results of operations.

In June 2016, the FASB issued ASU 2016-13 (Financial Instruments - Credit Losses (Topic 326)) and its subsequent amendments to the initial guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02, respectively (collectively, Topic 326). Topic 326 changes how entities will measure credit losses for most financial assets and certain other instruments that are not accounted for at fair value through net income. This standard replaces the existing incurred credit loss model and establishes a single credit loss framework based on a current expected credit loss model for financial assets carried at amortized cost, including loans and held-to- maturity debt securities. The current expected loss model requires an entity to estimate credit losses expected over the life of the credit exposure upon initial recognition of that exposure when the financial asset is originated or acquired, which will generally result in earlier recognition of credit losses. This standard also requires expanded credit quality disclosures. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. This standard also simplifies the accounting model for purchased credit-impaired debt securities and loans. This standard will affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. ASU 2018-19 clarifies that receivables arising from operating leases are accounted for using lease guidance and not as financial instruments. ASU 2019-04 clarifies that equity instruments without readily determinable fair values for which an entity has elected the measurement alternative should be remeasured to fair value as of the date that an observable transaction occurred. ASU 2019-05 provides an option to irrevocably elect to measure certain individual financial assets at fair value instead of amortized cost. This standard should be applied on either a prospective transition or modified-retrospective approach depending on the subtopic. This standard will be effective for the Company for annual and interim reporting periods beginning on or after December 15, 2022, and while early adoption is permitted, the Company does not expect to elect that option. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements, including assessing and evaluating assumptions and models to estimate losses. Upon adoption of this standard on January 1, 2023, the Company will be required to record a cumulative effect adjustment to retained earnings for the impact as of the date of adoption. The impact will depend on the Company's portfolio composition and credit quality at the date of adoption, as well as forecasts at that time.

In December 2019, the FASB issued ASU 2019-12 (Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes). This standard removes exceptions to the general principles in Topic 740 for allocating tax expense between financial statement components, accounting basis differences stemming from an ownership change in foreign investments and interim period income tax accounting for year-to-date losses that exceed projected losses. The standard will be effective for the Company for annual reporting periods beginning after December 15, 2020 and interim periods within those fiscal years, and while early adoption is permitted, the Company does not expect to elect that option. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements. At this time, the Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01 (Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)). This standard clarifies certain interactions between the guidance to account for certain equity securities under Topic 321, the guidance to account for investments under the equity method of accounting in Topic 323, and the guidance in Topic 815, which could change how an entity accounts for an equity security under the measurement alternative or a forward contract or purchased option to purchase securities that, upon settlement of the forward contract or exercise of the purchased option, would be accounted for under the equity method of accounting or the fair value option in accordance with Topic 825, Financial Instruments. This standard improves current U.S. GAAP  by reducing diversity in practice and increasing comparability of the accounting for these interactions. The standard will be effective for the Company for annual reporting periods beginning after December 15, 2020 and interim periods within those fiscal years, and while early adoption is permitted, the Company does not expect to elect that option. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements. At this time, the Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

Accounting Updates Recently Adopted by the Company

On January 1, 2020, the Company adopted ASU No. 2018-18 (Collaborative Arrangements (Topic 808): Clarifying the Interaction Between Topic 808 and Topic 606). A collaborative arrangement is a contractual arrangement under which two or more parties actively participate in a joint operating activity and are exposed to significant risk and rewards that depend on the activity's commercial success. This standard clarifies when certain transactions between collaborative arrangement participants should be accounted for under ASC 606 and incorporates unit-of-account guidance consistent with ASC 606 to aid in this determination. The adoption of this standard did not have a material impact on its consolidated financial statements.

There have been no other significant changes in the Company's reported financial position or results of operations and cash flows as a result of its adoption of new accounting pronouncements or changes to its significant accounting policies that were disclosed in its consolidated financial statements for the fiscal year ended December 31, 2019.

14.          Subsequent Events

In accordance with U.S. GAAP, the Company has evaluated subsequent events for disclosure between the condensed consolidated balance sheet date of September 30, 2020 and November 23, 2020, the date the financial statements were available to be issued.

On November 5, 2020, the Company announced that its Board of Directors has named Michael Toporek, an accomplished business builder and investor, as Chief Executive Officer of the Company, effective November 2, 2020. Mr. Toporek has been a board member of the Company since 2016.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Mechanical Technology, Incorporated and Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Mechanical Technology, Incorporated and Subsidiaries (the "Company") as of December 31, 2019 and 2018, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Albany, New York

November 23, 2020

Mechanical Technology, Incorporated and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2019 and December 31, 2018

(Dollars in thousands, except per share)	December 31,	December 31,
	2019	2018
Assets
Current Assets:
Cash	$2,510	$5,771
Accounts receivable - less allowances of $0 in 2019 and $2 in 2018	745	871
Inventories	924	863
Prepaid expenses and other current assets	56	57
Total Current Assets	4,235	7,562
Deferred income taxes, net	395	395
Property, plant and equipment, net	174	181
Operating lease right-of-use assets	947	-
Total Assets	$5,751	$8,138

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable	$210	$201
Accrued liabilities	761	991
Operating lease liability	171	-
Total Current Liabilities	1,142	1,192

Operating lease liability	776	-
Total Liabilities	1,918	1,192

Commitments and Contingencies (Note 8)
Stockholders' Equity:
Common stock, par value $0.01 per share, authorized 75,000,000; 10,586,170 issued in 2019 and 10,452,670 issued in 2018	106	105
Additional paid-in capital	137,230	139,067
Accumulated deficit	(119,739)	(118,462)
Common stock in treasury, at cost, 1,015,493 shares in both 2019 and 2018	(13,764)	(13,764)
Total Stockholders' Equity	3,833	6,946
Total Liabilities and Stockholders' Equity	$5,751	$8,138

The accompanying notes are an integral part of these consolidated financial statements.

Mechanical Technology, Incorporated and Subsidiaries

Consolidated Statements of Operations

For the Years Ended December 31, 2019 and 2018

(Dollars in thousands, except per share)	Years Ended
	December 31,
	2019	2018

Product revenue	$6,571	$8,062
Operating costs and expenses:
Cost of product revenue	2,205	2,327
Research and product development expenses	1,381	1,236
Selling, general and administrative expenses	2,726	2,976
Operating income	259	1,523
Other income (expense), net	36	21
Income before income taxes	295	1,544
Income tax benefit	28	392
Net income	$323	$1,936

Income per share (Basic)	$.03	$.21
Income per share (Diluted)	$.03	$.20

Weighted average shares outstanding (Basic)	9,548,460	9,382,017
Weighted average shares outstanding (Diluted)	9,602,548	9,449,852

The accompanying notes are an integral part of these consolidated financial statements.

Mechanical Technology, Incorporated and Subsidiaries
Consolidated Statements of Changes in Equity
For the Years Ended December 31, 2019 and 2018

(Dollars in thousands, except per share)	Common Stock				Treasury Stock
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Shares	Amount	Total Stockholders' Equity (Deficit)

January 1, 2018	10,378,975	$104	$139,022	$(120,398)	1,015,493	$(13,764)	$4,964

Net income	-	-	-	1,936	-	-	1,936

Stock based compensation	-	-	6	-	-	-	6

Issuance of shares - option exercises	73,695	1	39	-	-	-	40

December 31, 2018	10,452,670	$105	$139,067	$(118,462)	1,015,493	$(13,764)	$6,946

Net income	-	-	-	323	-	-	323

Stock based compensation	-	-	31	-	-	-	31

Issuance of shares - option exercises	133,500	1	73	-	-	-	74

Cash dividends	-	-	(1,941)	(1,600)	-	-	(3,541)

December 31, 2019	10,586,170	$106	$137,230	$(119,739)	1,015,493	$(13,764)	$3,833

The accompanying notes are an integral part of these consolidated financial statements.

Mechanical Technology, Incorporated and Subsidiaries
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2019 and 2018

(Dollars in thousands)	Year Ended December 31,

	2019	2018
Operating Activities
Net income	$323	$1,936
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	87	96
Provision (recovery) for bad debts	1	-
Deferred income taxes	-	(395)
Stock based compensation	31	6
Provision (recovery) for excess and obsolete inventories	33	(82)
Loss on disposal of equipment	3	-
Changes in operating assets and liabilities:
Accounts receivable	125	535
Inventories	(94)	(87)
Prepaid expenses and other current assets	1	33
Accounts payable	9	(124)
Accrued liabilities	(230)	78
Net cash provided by operating activities	289	1,996
Investing Activities
Purchases of equipment	(83)	(93)
Net cash used in investing activities	(83)	(93)
Financing Activities
Cash dividends on common stock	(3,541)	-
Proceeds from stock option exercises	74	40
Net cash (used) provided by financing activities	(3,467)	40
(Decrease) increase in cash	(3,261)	1,943
Cash - beginning of period	5,771	3,828
Cash - end of period	$2,510	$5,771

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1.                   Nature of Operations

Description of Business

Mechanical Technology, Incorporated (MTI or the Company), a New York corporation, was incorporated in 1961. The Company's core business is conducted through MTI Instruments, Inc. (MTI Instruments), a wholly-owned subsidiary.

MTI Instruments was incorporated in New York on March 8, 2000 and is a supplier of precision linear displacement solutions, vibration measurement and balancing systems, and wafer inspection tools. Our products consist of electronic gauging instruments for position, displacement and vibration application within the industrial manufacturing markets, as well as in the research, design and process development markets, and engine vibration analysis systems for both military and commercial aircraft. These tools, systems and solutions are developed for markets and applications that require the precise measurements and control of products, processes, and the development and implementation of automated manufacturing, assembly, and consistent operation of complex machinery.

Liquidity

The Company has historically incurred significant losses primarily due to its past efforts to fund direct methanol fuel cell product development and commercialization programs and had a consolidated accumulated deficit of approximately $119.7 million as of December 31, 2019. As of December 31, 2019, the Company had working capital of approximately $3.1 million, no debt, $6 thousand in outstanding commitments for capital expenditures, and approximately $2.5 million of cash available to fund our operations.

Based on the Company's projected cash requirements for operations and capital expenditures, its current available cash of approximately $2.5 million and its projected 2020 cash flow pursuant to management's plans, management believes it will have adequate resources to fund operations and capital expenditures for the year ending December 31, 2020 and through the end of the first quarter of 2021. If cash generated from operations is insufficient to satisfy the Company's operational working capital and capital expenditure requirements, the Company may be required to obtain credit facilities, if available, to fund these initiatives. The Company has no other formal commitments for funding future needs of the organization at this time and any additional financing during 2020, if required, may not be available to us on acceptable terms or at all.

2.                   Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, MTI Instruments. All intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventories

Inventories are valued at the lower of cost (first-in, first-out) or net realizable value. The Company periodically reviews inventory quantities on hand and records a provision for excess, slow moving and obsolete inventory based primarily on our estimated forecast of product demand, as well as based on historical usage. The Company also provides estimated inventory allowances for inventory whose carrying value is in excess of net realizable value. Demand and usage for products and materials can fluctuate significantly. A significant decrease in demand for our products could result in a short-term increase in the cost of inventory purchases and an increase of excess inventory quantities on hand. Although the Company makes every effort to assure the accuracy of our forecasts of future product demand, any significant unanticipated changes in demand could have a significant impact on the value of our inventory and our reported operating results. If changes in market conditions result in reductions in the estimated net realizable value of our inventory below our previous estimate, the Company would increase our reserve in the period in which we made such a determination and record a charge to cost of product revenue.

Property, Plant, and Equipment

Property, plant and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives as follows:

Leasehold improvements	Lesser of the life of the lease or the useful life of the improvement
Computers and related software	3 to 5 years
Machinery and equipment	3 to 10 years
Office furniture, equipment and fixtures	2 to 10 years

Significant additions or improvements extending assets' useful lives are capitalized; normal maintenance and repair costs are expensed as incurred. The costs of fully depreciated assets remaining in use are included in the respective asset and accumulated depreciation accounts. When items are sold or retired, related gains or losses are included in net (loss) income.

Income Taxes

The Company is subject to income taxes in the U.S. (federal and state). As part of the process of preparing our consolidated financial statements, the Company calculates income taxes for each of the jurisdictions in which the Company operates. This involves estimating actual current taxes due together with assessing temporary differences resulting from differing treatment for tax and accounting purposes that are recorded as deferred tax assets and liabilities, loss carryforwards and tax credit carryforwards, for which income tax benefits are expected to be realized in future years. A valuation allowance has been established to reduce deferred tax assets, if it is more likely than not that all, or some portion, of such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date.

Significant management judgment is required in determining the Company's provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against the Company's net deferred tax assets. The Company considers all available evidence, both positive and negative, such as historical levels of income and future forecasts of taxable income amongst other items in determining the Company's valuation allowance. In addition, the Company's assessment requires the Company to schedule future taxable income in accordance with accounting standards that address income taxes to assess the appropriateness of a valuation allowance, which further requires the exercise of significant management judgment.

The Company accounts for taxes in accordance with the asset and liability method of accounting for income taxes. Under this method, the Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The impact of the Company's reassessment of its tax positions for these standards did not have a material impact on its results of operations, financial condition, or liquidity.

The Company is currently subject to audit in various jurisdictions, and these jurisdictions may assess additional income tax liabilities against us. Developments in an audit, litigation, or in applicable laws, regulations, administrative practices, principles, and interpretations could have a material effect on the Company's operating results or cash flows in the period or periods in which such developments occur, as well as for prior and in subsequent periods.

Tax laws, regulations, and administrative practices in various jurisdictions may be subject to significant change, with or without notice, due to economic, political, and other conditions, and significant judgment is required in evaluating and estimating the Company's provision and accruals for these taxes. There are many transactions that occur during the ordinary course of business for which the ultimate tax determination is uncertain. The Company's effective tax rates could be affected by numerous factors, such as intercompany transactions, earnings being lower than anticipated in jurisdictions where the Company has lower statutory rates and higher than anticipated in jurisdictions where the Company has higher statutory rates, the applicability of special tax regimes, losses incurred in jurisdictions for which the Company is not able to realize the related tax benefit, changes in foreign currency exchange rates, entry into new businesses and geographies, changes to its existing businesses and operations, acquisitions and investments and how they are financed, changes in the Company's stock price, changes in its deferred tax assets and liabilities and their valuation, and changes in the relevant tax, accounting, and other laws, regulations, administrative practices, principles, and interpretations.

Equity Method Investments

The Company's consolidated net income (loss) will include our proportionate share, if any, of the net income or loss of our equity method investee. When the Company records its proportionate share of net income, it increases equity income (loss), net in our consolidated statements of operations and our carrying value in that investment. Conversely, when the Company records its proportionate share of a net loss, it decreases equity income (loss), net in our consolidated statements of operations and our carrying value in that investment. When the Company's carrying value in an equity method investee company has been reduced to zero, no further losses are recorded in the Company's financial statements unless the Company guaranteed obligations of the investee company or has committed additional funding. When the investee company subsequently reports income, the Company will not record its share of such income until it equals the amount of its share of losses not previously recognized.

The Company records its investment in MeOH Power, Inc. using the equity method of accounting. The fair value of the Company's interest in MeOH Power, Inc. has been determined to be $0 as of December 31, 2019 and December 31, 2018, based on MeOH Power, Inc.'s net position and expected cash flows. As of December 31, 2019, the Company retained its ownership of approximately 47.5% of MeOH Power, Inc.'s outstanding common stock, or 75,049,937 shares. The number of shares of MeOH Power, Inc.'s common stock authorized for issuance is 240,000,000 as of December 31, 2019.

Fair Value Measurement

The estimated fair value of certain financial instruments, including cash, accounts receivable and short-term debt approximates their carrying value due to their short maturities and varying interest rates. "Fair value" is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation methods, the Company is required to provide the following information according to the fair value accounting standards. These standards established a fair value hierarchy as specified that ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities are classified and disclosed in one of the following three categories:

Level 1:       Quoted market prices in active markets for identical assets or liabilities, which includes listed equities.

Level 2:       Observable market-based inputs or unobservable inputs that are corroborated by market data. These items are typically priced using models or other valuation techniques. These models are primarily financial industry-standard models that consider various assumptions, including the time value of money, yield curves, volatility factors, as well as other relevant economic measures.

Level 3:       These use unobservable inputs that are not corroborated by market data. These values are generally estimated based upon methodologies utilizing significant inputs that are generally less observable from objective sources.

Revenue Recognition, Accounts Receivable and Allowance for Doubtful Accounts

Product revenue consists of revenue recognized from MTI Instruments' product lines. In general, the Company determines revenue recognition by: (1) identifying the contract, or contracts, with the customer; (2) identifying the performance obligations in the contract; (3) determining the contract price; (4) allocating the transaction price to performance obligations in the contract: and (5) recognizing revenue when, or as, the performance obligations are satisfied by transferring the promised goods or services.  Based on past experience, the Company reasonably estimates its returns and warranty reserves.  Revenue is presented net of discounts and allowances, which are determined when the sale is negotiated.  The nature of the Company's contracts do not give rise to variable consideration. The Company enters into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations.

If the product requires that the Company provide installation, all revenue related to the product is deferred and recognized upon the completion of the installation. If the product requires specific customer acceptance criteria, such as on-site customer acceptance and/or acceptance after install, then revenue is deferred until customer acceptance occurs or the acceptance provisions lapse, unless the Company can objectively and reliably demonstrate that the criteria specified in the acceptance provisions is satisfied. The Company may also record unearned revenues, which include payments for other offerings for which we have been paid in advance. The resulting revenue would be earned when we transfer control of the product or service. As of December 31, 2019 and December 31, 2018, the Company had no deferred or unearned revenue.

MTI Instruments currently has distributor agreements in place for the international sale of general instrument and semiconductor products in certain global regions. Such agreements grant a distributor the right of first refusal to act as distributor for such products in the distributor's territory. In return, the distributor agrees to not market other products which are considered by MTI Instruments to be in direct competition with MTI Instruments' products. The distributor is allowed to purchase MTI Instruments' equipment at a price which is discounted off the published domestic/international list prices. Such list prices can be adjusted by MTI Instruments during the term of the distributor agreement. Generally, payment terms with the distributor are standard net 30 days; however, on occasion, extended payment terms have been granted. Title and risk of loss of the product passes to the distributor upon delivery to the independent carrier (standard "free-on-board" factory), and the distributor is responsible for any required training and/or service with the end-user. The sale (and subsequent payment) between MTI Instruments and the distributor is not contingent upon the successful resale of the product by the distributor. Distributor sales are covered by MTI Instruments' standard one-year warranty and there are no special return policies for distributors.

The Company's contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require significant judgment. The Company determines the standalone selling price (SSP) for each distinct performance obligation. Since the Company sells products and services separately, the SSP is directly observable.

Trade accounts receivable are stated at the invoiced amount billed to customers and do not bear interest. An allowance for doubtful accounts, if necessary, represents the Company's best estimate of the amount of probable credit losses in its existing accounts receivable. The Company determines the allowance based on historical write-off experience and current exposures identified. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by type of receivable. Account balances are charged off against the allowance when the Company believes it is probable the receivable will not be recovered. The Company does not have any off-balance-sheet credit exposure related to its customers. The Company's allowance for doubtful accounts was $0 at December 31, 2019 and $2 thousand December 31, 2018.

Payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 days. In instances where the timing of revenue recognition differs from the timing of invoicing, we have determined our contracts generally do not include a significant financing component. The primary purpose of the Company's invoicing terms is to provide customers with simplified and predictable ways of purchasing our products and services, not to receive financing from its customers.

The Company recognizes an asset for the incremental costs of obtaining a contract with a customer, if the Company expects the benefit of those costs to be longer than one year. As of December 31, 2019 and December 31, 2018, the Company has recorded no capitalized costs to obtain a contract.

The Company applies the practical expedient to expense costs as incurred for costs to obtain a contract when the amortization period would have been one year or less. These costs include our internal sales force compensation programs as we have determined annual compensation is commensurate with annual sales activities.

Cost of Product Revenue

Cost of product revenue includes material, labor, overhead and shipping and handling costs.

Warranty

The Company accrues a warranty liability at the time product revenue is recorded based on historical experience. The liability is reviewed during the year and is adjusted, if appropriate, to reflect new product offerings or changes in experience. Actual warranty claims are tracked by product line. Warranty liability was $16 thousand and $24 thousand at December 31, 2019 and 2018, respectively. Warranty expense was $1 thousand and $33 thousand for 2019 and 2018, respectively.

Long-Lived Assets

The Company accounts for impairment or disposal of long-lived assets in accordance with accounting standards that address the financial accounting and reporting for the impairment or disposal of long-lived assets, specify how impairment will be measured, and how impaired assets will be classified in the consolidated financial statements. On a quarterly basis, the Company analyzes the status of its long-lived assets at each subsidiary for potential impairment. As of December 31, 2019, the Company does not believe that any of its long-lived assets have suffered any type of impairment that would require an adjustment to that asset's recorded value.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid short-term investments with original maturities of less than three months.

Net Income (Loss) per Share

The Company computes basic income (loss) per common share by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted income (loss) per share reflects the potential dilution, if any, computed by dividing income (loss) by the combination of dilutive common share equivalents, comprised of shares issuable under outstanding investment rights, warrants and the Company's share-based compensation plans, and the weighted average number of common shares outstanding during the reporting period. Dilutive common share equivalents include the dilutive effect of in-the-money stock options, which are calculated based on the average share price for each period using the treasury stock method. Under the treasury stock method, the exercise price of a stock option and the amount of compensation cost, if any, for future service that the Company has not yet recognized are assumed to be used to repurchase shares in the current period.

Share-Based Payments

The Company grants options to purchase our common stock and award restricted stock to our employees and directors under our equity incentive plans. The benefits provided under these plans are share-based payments and the Company accounts for stock-based awards exchanged for employee service in accordance with the appropriate share-based payment accounting guidance. Stock-based compensation represents the cost related to stock-based awards granted to employees and directors. The Company measures stock-based compensation cost at grant date based on the estimated fair value of the award, and recognizes the cost as expense on a straight-line basis in accordance with the vesting of the options (net of estimated forfeitures) over the option's requisite service period. The Company estimates the fair value of stock-based awards on the grant date using a Black- Scholes valuation model. The Company uses the fair value method of accounting with the modified prospective application, which provides for certain changes to the method for valuing share-based compensation. The valuation provisions apply to new awards and to awards that are outstanding on the effective date and subsequently modified. Under the modified prospective application, prior periods are not revised for comparative purposes. Stock-based compensation expense is recorded in the lines titled "Cost of product revenue," "Selling, general and administrative expenses" and "Research and product development expenses" in the Consolidated Statements of Operations based on the employees' respective functions.

The Company records deferred tax assets for awards that potentially can result in deductions on the Company's income tax returns based on the amount of compensation cost that would be recognized upon issuance of the award and the Company's statutory tax rate. All income tax effects of awards, including excess tax benefits, recognized on stock-based compensation expense are reflected in the Consolidated Statements of Operations as a component of the provision for income taxes on a prospective basis.

The determination of the fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of complex and subjective variables. These variables include the Company's expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate, and expected dividends.

Theoretical valuation models and market-based methods are evolving and may result in lower or higher fair value estimates for share-based compensation. The timing, readiness, adoption, general acceptance, reliability, and testing of these methods is uncertain. Sophisticated mathematical models may require voluminous historical information, modeling expertise, financial analyses, correlation analyses, integrated software and databases, consulting fees, customization, and testing for adequacy of internal controls.

For purposes of estimating the fair value of stock options granted using the Black-Scholes model, the Company uses the historical volatility of its stock for the expected volatility assumption input to the Black-Scholes model, consistent with the accounting guidance. The risk-free interest rate is based on the risk-free zero-coupon rate for a period consistent with the expected option term at the time of grant. The Company paid a special dividend during the year ended December 31, 2019 and did not pay any dividends during the year ended December 31, 2018. The Company is required to assume a dividend yield as an input to the Black-Scholes model. Since the 2019 dividend was a special dividend and the Company does not anticipate paying any cash dividends in the foreseeable future, the Company therefore uses an expected dividend yield of zero in the option valuation model. The expected option term is calculated based on our historical forfeitures and cancellation rates.

Concentration of Credit Risk

Financial instruments that subject the Company to concentrations of credit risk principally consist of cash equivalents and trade accounts receivable. The Company's trade accounts receivable are primarily from sales to commercial customers, the U.S. government and state agencies. The Company does not require collateral and has not historically experienced significant credit losses related to receivables from individual customers or groups of customers in any particular industry or geographic area.

The Company has cash deposits in excess of federally insured limits but does not believe them to be at risk.

Research and Development Costs

The Company expenses research and development costs as incurred. The Company incurred research and development costs of approximately $1.4 million and $1.2 million, which was entirely related to MTI Instruments, for the years ended December 31, 2019 and 2018, respectively.

Advertising Costs

The Company expenses advertising costs as incurred. The Company incurred advertising costs of approximately $45 and $33 thousand, which was entirely related to MTI Instruments, for the years ended December 31, 2019 and 2018, respectively.

Other Comprehensive Income

The Company had no other comprehensive income (loss) items for the years ended December 31, 2019 and 2018.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets and operating lease liability on our condensed consolidated balance sheets. The Company did not have any finance leases as of December 31, 2019 or December 31, 2018.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU assets also include any lease payments made and excludes lease incentives and initial direct costs incurred. The Company's lease terms may include options to extend or terminate its leases when it is reasonably certain that the Company will exercise those options. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

The Company has lease agreements with lease and non-lease components, which are generally accounted for separately. For real estate leases, the Company accounts for lease components together with non-lease components (e.g. common-area maintenance).

Accounting Updates Not Yet Effective

Changes to U.S. GAAP are established by the Financial Accounting Standards Board (the FASB) in the form of accounting standard updates (ASUs) to the FASB's Accounting Standards Codification (ASC). The Company considered the applicability and impact of all ASUs. ASUs not mentioned below were assessed and determined to be either not applicable or are expected to have minimal impact on our consolidated financial position or results of operations.

In June 2016, the FASB issued ASU 2016-13 (Financial Instruments - Credit Losses (Topic 326)) and its subsequent amendments to the initial guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10 and ASU 2019-11, respectively (collectively, Topic 326). Topic 326 changes how entities will measure credit losses for most financial assets and certain other instruments that are not accounted for at fair value through net income. This standard replaces the existing incurred credit loss model and establishes a single credit loss framework based on a current expected credit loss model for financial assets carried at amortized cost, including loans and held-to- maturity debt securities. The current expected loss model requires an entity to estimate credit losses expected over the life of the credit exposure upon initial recognition of that exposure when the financial asset is originated or acquired, which will generally result in earlier recognition of credit losses. This standard also requires expanded credit quality disclosures. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. This standard also simplifies the accounting model for purchased credit-impaired debt securities and loans. This standard will affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. ASU 2018-19 clarifies that receivables arising from operating leases are accounted for using lease guidance and not as financial instruments. ASU 2019-04 clarifies that equity instruments without readily determinable fair values for which an entity has elected the measurement alternative should be remeasured to fair value as of the date that an observable transaction occurred. ASU 2019-05 provides an option to irrevocably elect to measure certain individual financial assets at fair value instead of amortized cost. This standard should be applied on either a prospective transition or modified-retrospective approach depending on the subtopic. This standard will be effective for the Company for annual and interim reporting periods beginning on or after December 15, 2022, and while early adoption is permitted, the Company does not expect to elect that option. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements, including assessing and evaluating assumptions and models to estimate losses. Upon adoption of this standard on January 1, 2023, the Company will be required to record a cumulative effect adjustment to retained earnings for the impact as of the date of adoption. The impact will depend on the Company's portfolio composition and credit quality at the date of adoption, as well as forecasts at that time.

In November 2018, the FASB issued ASU No. 2018-18 (Collaborative Arrangements (Topic 808): Clarifying the Interaction Between Topic 808 and Topic 606). A collaborative arrangement is a contractual arrangement under which two or more parties actively participate in a joint operating activity and are exposed to significant risk and rewards that depend on the activity's commercial success. This standard clarifies when certain transactions between collaborative arrangement participants should be accounted for under ASC 606 and incorporates unit-of-account guidance consistent with ASC 606 to aid in this determination. The standard will be effective for the Company for annual reporting periods beginning after December 15, 2019 and interim periods within those fiscal years. At this time, the Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12 (Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes). This standard removes exceptions to the general principles in Topic 740 for allocating tax expense between financial statement components, accounting basis differences stemming from an ownership change in foreign investments and interim period income tax accounting for year-to-date losses that exceed projected losses. The standard will be effective for the Company for annual reporting periods beginning after December 15, 2020 and interim periods within those fiscal years, and while early adoption is permitted, the Company does not expect to elect that option. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements. At this time, the Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

Accounting Updates Recently Adopted by the Company

On January 1, 2019, the Company adopted ASU 2016-02 (Leases (Topic 842)) and its subsequent amendments to the initial guidance within ASU 2018-01, ASU 2018-10, ASU 2018-11 and ASU 2018-20, ASU 2019-01, respectively (collectively, Topic 842). Topic 842 was issued to increase transparency and comparability among organizations by requiring lessees to recognize most leases on the balance sheet (other than leases that meet the definition of a short-term lease). Most prominent among the changes in the standard is the recognition of ROU assets and lease liabilities by lessees for those leases classified as operating leases. For income statement purposes, this standard retains a dual model similar to ASC 840, requiring leases to be classified as either operating or finance. For lessees, operating leases will result in straight-line expense (similar to current accounting by lessees for operating leases under ASC 840) while finance leases will result in a front-loaded expense pattern (similar to current accounting by lessees for capital leases under ASC 840). Topic 842 includes disclosures that are required to meet the objective of enabling users of financial statements to assess the amount, timing and uncertainty of cash flows arising from leases. The Company elected the available practical expedients and adopted this standard on a cumulative effect adjustment approach, which required prospective application at the adoption date. As of January 1, 2019, the impact on the consolidated balance sheet was the recognition of operating ROU asset of $198 thousand and operating lease liabilities of $198 thousand. The adoption of this standard did not change the recognition, measurement or presentation of lease expense within the Company's consolidated statements of operations or the consolidated statements of cash flows.

The Company did not have any finance leases as of December 31, 2019 or December 31, 2018. See Note 12 for further information.

There have been no other significant changes in the Company's reported financial position or results of operations and cash flows as a result of its adoption of new accounting pronouncements or changes to its significant accounting policies that were disclosed in its consolidated financial statements for the fiscal year ended December 31, 2018.

3.                   Accounts Receivable

Accounts receivables consist of the following at:

(Dollars in thousands)	December 31, 2019	December 31, 2018

U.S. and State Government	$57	$69
Commercial	653	804
Allowance for doubtful accounts	-	(2)
Other	35	-
Total	$745	$871

4.                   Inventories

Inventories consist of the following at:

(Dollars in thousands)	December 31, 2019	December 31, 2018

Finished goods	$302	$285
Work in process	279	241
Raw materials	343	337
Total	$924	$863

5.                   Property, Plant and Equipment

Property, plant and equipment consist of the following at:

(Dollars in thousands)	December 31, 2019	December 31, 2018

Leasehold improvements	$39	$39
Computers and related software	1,026	1,025
Machinery and equipment	915	912
Office furniture and fixtures	40	34
	2,020	2,010
Less: Accumulated depreciation	1,846	1,829
	$174	$181

Depreciation expense was $87 thousand and $96 thousand for the years ended December 31, 2019 and 2018, respectively. Repairs and maintenance expense was $18 thousand and $21 thousand for the years ended December 31, 2019 and 2018, respectively.

6.                   Income Taxes

Income tax benefit (expense) for each of the years ended December 31 consists of the following:

(Dollars in thousands)	2019	2018

Federal	$33	$-
State	(5)	(3)
Deferred	-	395
Total	$28	$392

The significant components of deferred income tax benefit (expense) from operations for each of the years ended December 31 consists of the following:

(Dollars in thousands)	2019	2018

Deferred tax (expense) benefit	$(101)	$(420)
Net operating loss carry forward	(74)	(320)
Valuation allowance	175	1,135
	$-	$395

The Company's effective income tax rate from operations differed from the Federal statutory rate for each of the years ended December 31 as follows:

	2019	2018
Federal statutory tax rate	21%	21%
Change in valuation allowance	(54)	(74)
State taxes, net of federal benefit	1	-
Expiration of stock option	14	2
Federal tax benefits, R&D	9	25
Tax rate	(9)%	(26)%

Deferred Tax Assets:

Deferred tax assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates. Temporary differences, net operating loss carryforwards and tax credit carryforwards that give rise to deferred tax assets and liabilities are summarized as follows as of December 31:

(Dollars in thousands)	2019	2018

Deferred tax assets:
Inventory valuation	$43	$49
Inventory capitalization	-	1
Vacation pay	22	18
Warranty and other sale obligations	3	5
Deferred revenue	10	-
Allowance for related party note receivable	65	63
Net operating loss	10,518	10,592
Property, plant and equipment	(10)	(18)
Stock options	72	106
Research and development tax credit	32	60
Alternative minimum tax credit	-	54
	10,755	10,930
Valuation allowance	(10,360)	(10,535)
Net deferred tax assets	$395	$395

Valuation Allowance:

The Company believes that the accounting estimate for the valuation of deferred tax assets is a critical accounting estimate, because judgment is required in assessing the likely future tax consequences of events that have been recognized in our financial statements or tax returns. The Company based the estimate of deferred tax assets and liabilities on current tax laws and rates and, in certain cases, business plans and other expectations about future outcomes.

As a result of its assessment in 2018, the Company released a portion of its valuation allowance against its deferred tax assets. The partial release of the valuation allowance caused an incremental tax benefit of $395 thousand to be recognized in the fourth quarter of 2018. The release of a portion of the valuation allowance was based upon the Company's recent cumulative income history causing the Company to evaluate what portion of the Company's deferred tax assets it believes are more likely than not to be realized. The Company has determined that it will generate sufficient levels of pre-tax earnings in the future to realize the net deferred tax assets recorded on the balance sheet as of December 31, 2019. The Company has projected such pre-tax earnings utilizing a combination of historical and projected results, taking into consideration existing levels of permanent differences, non-deductible expense and the reversal of significant temporary differences.

The valuation allowance at December 31, 2019 and 2018 was $10.4 million and $10.5 million, respectively. Activity in the valuation allowance for deferred tax assets is as follows as of December 31:

(Dollars in thousands)	2019	2018

Valuation allowance, beginning of year	$10,535	$11,670
Allowance for related party note receivable	3	3
Inventory	(7)	(12)
Net operating (loss) income	(74)	(323)
Property, plant and equipment	7	-
Stock options	(35)	(20)
Research and development credit carryforward	(82)	(390)
Deductions resulting in income tax benefit	-	(395)
Warranty and other sales obligations	(2)	-
Deferred revenue	10	-
Accrued compensation	5	2
Valuation allowance, end of year	$10,360	$10,535

Net operating losses:

At December 31, 2019, the Company has unused Federal net operating loss carryforwards of approximately $50 million. Of these, approximately $300 thousand will expire in 2020, with the remainder expiring through 2035.

The Company's and/or its subsidiaries' ability to utilize their net operating loss carryforwards may be significantly limited by Section 382 of the IRC of 1986, as amended, if the Company or any of its subsidiaries undergoes an "ownership change" as a result of changes in the ownership of the Company's or its subsidiaries' outstanding stock pursuant to the exercise of the warrants or otherwise.

Unrecognized tax benefits:

The Company has $824 thousand unrecognized tax benefits at December 31, 2019 and 2018. These unrecognized tax benefits relate to former subsidiaries of the Company and a prior investment in a partnership.

In future periods, if these unrecognized benefits become supportable, the Company may not recognize a change in its effective tax rate as long as it remains in a partial valuation allowance position. Additionally, the Company does not have uncertain tax positions that it expects will increase or decrease within twelve months of this reporting date. The Company recognizes interest and penalties related to uncertain tax positions as a component of tax expense. The Company did not recognize any interest or penalties in 2019 and 2018.

The Company files income tax returns, including returns for its subsidiaries, with federal and state jurisdictions. The Company is no longer subject to IRS or state examinations for any periods prior to 2016, although carryforward attributes that were generated prior to 2016 may still be adjusted upon examination by the IRS if they either have been or will be used in a future period.

7.                   Accrued Liabilities

Accrued liabilities consist of the following at:

(Dollars in thousands)	December 31, 2019	December 31, 2018

Salaries, wages and related expenses	$238	$334
Liability to shareholders for previous acquisition	363	363
Legal and professional fees	65	53
Warranty and other sale obligations	16	24
Commissions	3	40
Other	76	177
Total	$761	$991

8.                   Stockholders' Equity

Common Stock

The Company has one class of common stock, par value $.01. Each share of the Company's common stock is entitled to one vote on all matters submitted to stockholders. As of December 31, 2019 and 2018, there were 9,570,677 and 9,437,177 shares of common stock issued and outstanding, respectively.

Dividends

Dividends are recorded when declared by the Company's Board of Directors. During 2019, the Company declared and paid a special dividend of $3.5 million or $0.37 per common share. A portion of dividends are charged against paid in capital because the Company does not have sufficient retained earnings.

Reservation of Shares

The Company had reserved common shares for future issuance as follows as of December 31, 2019:

Stock options outstanding	527,875
Common stock available for future equity awards or issuance of options	68,930
Number of common shares reserved	596,805

9.                   Retirement Plan

The Company maintains a voluntary savings and retirement plan under IRC Section 401(k) covering substantially all employees. Employees must complete six months of service and have attained the age of twenty-one prior to becoming eligible for participation in the plan. The Company plan allows eligible employees to contribute a percentage of their compensation on a pre-tax basis and the Company matches employee contributions, on a discretionary basis, currently in an amount equal to 100% of the first 3% and 50% of the next 2% of the employee's salary, subject to annual tax deduction limitations. Effective January 1, 2017, Company matching contributions are vested immediately. Company matching contributions were $81 thousand and $83 thousand for 2019 and 2018, respectively. The Company may also make additional discretionary contributions in amounts as determined by management and the Board of Directors. There were no additional discretionary contributions by the Company for the years 2019 or 2018.

10.                Income (Loss) per Share

The following table sets forth the reconciliation of the numerators and denominators of the basic and diluted per share computations for continuing operations for the years ended December 31:

(Dollars in thousands, except shares)	2019	2018

Numerator:
Net income	$323	$1,936
Denominator:
Basic EPS:
Common shares outstanding, beginning of period	9,437,177	9,363,482
Weighted average common shares issued during the period	111,283	18,535
Denominator for basic earnings per common shares -
Weighted average common shares	9,548,460	9,382,017

Diluted EPS:
Common shares outstanding, beginning of period	9,437,177	9,363,482
Common stock equivalents - options	54,088	67,835
Weighted average common shares issued during the period	111,283	18,535
Denominator for diluted earnings per common shares -
Weighted average common shares	9,602,548	9,449,582

Not included in the computation of earnings per share, assuming dilution, for the year ended December 31, 2019, were options to purchase 313,000 shares of the Company's common stock. These potentially dilutive items were excluded even though the average market price of the common stock exceeded the exercise prices for a portion of the options because the calculation of incremental shares resulted in an anti-dilutive effect.

Not included in the computation of earnings per share, assuming dilution, for the year ended December 31, 2018, were options to purchase 430,749 shares of the Company's common stock. These potentially dilutive items were excluded even though the average market price of the common stock exceeded the exercise prices for a portion of the options because the calculation of incremental shares resulted in an anti-dilutive effect.

11.                Stock Based Compensation

Stock-based incentive awards are provided to employees and directors under the terms of the Company's 2006 Equity Incentive Plan (2006 Plan), which was amended and restated effective June 30, 2011, September 16, 2009 and October 20, 2016, 2012 Equity Incentive Plan (the 2012 Plan), which was amended and restated as of October 20, 2016, and 2014 Equity Incentive Plan (the 2014 Plan) (collectively, the Plans). Awards under the Plans have generally included at-the-money options and restricted stock grants.

Stock options are awards which allow holders to purchase shares of the Company's common stock at a fixed price. Stock options issued to employees and non-employee members of the MTI Board of Directors generally vest at a rate of 25% on each of the first four anniversaries of the date of the award. Certain options granted may be fully or partially exercisable immediately, may vest on other than a four year schedule or vest upon attainment of specific performance criteria. Restricted stock awards generally vest one year after the date of grant; however, certain awards may vest immediately or vest upon attainment of specific performance criteria. Option exercise prices are generally equivalent to the closing market price of the Company's common stock on the date of grant. Unexercised options generally terminate either seven or ten years after date of grant.

The 2006 Plan was adopted by the Company's Board of Directors on March 16, 2006 and approved by stockholders on May 18, 2006. The 2006 Plan was amended and restated by the Board of Directors effective September 16, 2009, June 30, 2011 and October 20, 2016. The September 16, 2009 amendment increased the initial aggregate number of 250,000 shares of common stock that may be awarded or issued to 600,000, the June 30, 2011 amendment increased the aggregate number of shares of common stock that may be awarded or issued under the 2006 Plan to 1,200,000, and the October 2016 amendment allowed for the award agreement or another agreement entered into between the Company and the award grantee to vary the method of exercise of options issued under the 2006 Plan and the provisions governing expiration of options or other awards under the 2006 Plan following termination of the award recipient. The number of shares that may be awarded under the 2006 Plan and awards outstanding has been adjusted for stock splits and other similar events. Under the 2006 Plan, the Board of Directors is authorized to issue stock options, stock appreciation rights, restricted stock, and other stock-based incentives to officers, employees and others. In connection with seeking stockholder approval of the 2012 Plan, the Company agreed not to make further awards under the 2006 Plan.

The 2012 Plan was adopted by the Company's Board of Directors on April 14, 2012 and approved by its stockholders on June 14, 2012. The 2012 Plan was amended and restated by the Board of Directors effective October 20, 2016. The October 2016 amendment allowed for the award agreement or another agreement entered into between the Company and the award grantee to vary the method of exercise of options issued under the 2012 Plan and an agreement entered into between the Company and the award grantee to vary the provisions governing expiration of options or other awards under the 2012 Plan following termination of the award recipient. The 2012 Plan provides an initial aggregate number of 600,000 shares of common stock that may be awarded or issued. The number of shares that may be awarded under the 2012 Plan and awards outstanding may be subject to adjustment on account of any recapitalization, reclassification, stock split, reverse stock split and other dilutive changes in our common stock. Under the 2012 Plan, the Board of Directors is authorized to issue stock options (incentive and nonqualified), stock appreciation rights, restricted stock, restricted stock units and other stock-based awards to employees, officers, directors, consultants and advisors of the Company and its subsidiaries. Incentive stock options may only be granted to employees of the Company and its subsidiaries.

The 2014 Plan was adopted by the Company's Board of Directors on March 12, 2014 and approved by its stockholders on June 11, 2014. The 2014 Plan provides an initial aggregate number of 500,000 shares of common stock that may be awarded or issued. The number of shares that may be awarded under the 2014 Plan and awards outstanding may be subject to adjustment on account of any stock dividend, spin-off, stock split, reverse stock split, split-up, recapitalization, reclassification, reorganization, combination or exchange of shares, merger, consolidation, liquidation, business combination, exchange of shares or the like. Under the 2014 Plan, the Board-appointed administrator of the 2014 Plan is authorized to issue stock options (incentive and nonqualified), stock appreciation rights, restricted stock, restricted stock units, phantom stock, performance awards and other stock-based awards to employees, officers and directors of, and other individuals providing bona fide services to or for, the Company or any affiliate of the Company. Incentive stock options may only be granted to employees of the Company and its subsidiaries.

In connection with the sale of shares of common stock to Brookstone, the Company entered into an Option Exercise and Stock Transfer Restriction Agreement (collectively, the Option and Transfer Agreements) with its Chief Executive Officer, its Chief Financial Officer and each of its non-employee directors (collectively, the Insiders). The Option and Transfer Agreements amend the stock option grant agreements between the Company and each Insider with respect to an option granted under, and modify the terms of any option to purchase Common Stock held by each such Insider (collectively, Options) granted under, the Plans. The Option and Transfer Agreements restrict the aggregate amount of shares of Common Stock for which the Insiders may exercise Options during calendar years 2016, 2017, 2018 and 2019, and provide for a modified procedure for exercising Options in order to ensure the limit on the aggregate amount of Options that may be exercised in any such year is not exceeded. Such amendments and modifications also operate to, except with respect to the termination of Options in connection with an Insider's termination of employment or service in connection with misconduct as described in the Option and Transfer Agreements, (i) remove all references to an expiration of the exercisability of such Options within a special, delineated time period following the termination of service to or employment by the Company, and (ii) provide that all vested Options are exercisable by the Insider until default expiration under the applicable Plan (i.e., ten years from the date of grant). If an Option and Transfer Agreement is terminated, the limitations on Option exercises described above will terminate, but the exercisability of the Insider's vested Options until default expiration under the applicable Plan and stock option agreement (i.e., ten years from the date of grant) will survive indefinitely.

During 2019, the Company granted options to purchase 15,000 shares of the Company's common stock from the 2014 Plan, which generally vest 25% on each of the first four anniversaries of the date of the award. The exercise price of these options is $0.83 per share and was based on the closing market price of the Company's common stock on the day prior to the date of grant. Using a Black-Scholes Option Pricing Model, the weighted average fair value of these options is $0.66 per share and was estimated at the date of grant.

During 2018, the Company granted options to purchase 85,000 shares of the Company's common stock from the 2014 Plan, which generally vest 25% on each of the first four anniversaries of the date of the award. The exercise price of these options is $0.90 per share and was based on the closing market price of the Company's common stock on the date of grant. Using a Black-Scholes Option Pricing Model, the weighted average fair value of these options is $0.74 per share and was estimated at the date of grant.

During 2018, the Company granted options to purchase 75,000 shares of the Company's common stock from the 2012 Plan, which generally vest 25% on each of the first four anniversaries of the date of the award. The exercise price of these options is $0.90 per share and was based on the closing market price of the Company's common stock on the date of grant. Using a Black-Scholes Option Pricing Model, the weighted average fair value of these options is $0.74 per share and was estimated at the date of grant.

Stock-based compensation expense for the years ended December 31, 2019 and 2018 was generated from stock option awards. Stock options are awards that allow holders to purchase shares of the Company's common stock at a fixed price. Under the 2014 and 2012 Plans, stock options issued to employees generally vest 25% over four years. Options issued to non-employee members of the MTI Board of Directors generally vest 25% over four years. Certain options granted may be fully or partially exercisable immediately, may vest on other than a four year schedule or vest upon attainment of specific performance criteria. Restricted stock awards generally vest one year after the date of grant, although certain awards may vest immediately or vest upon attainment of specific performance criteria. Option exercise prices are generally equivalent to the closing market value price of the Company's common stock on the date of grant. Unexercised options generally terminate ten years after date of grant.

The following table presents the weighted-average assumptions used for options granted under the 2014 Plan:

	2019	2018
Option term (years)	6.26	6.25
Volatility	99.99%	102.79%
Risk-free interest rate	1.37%	2.77%
Dividend yield	0%	0%
Weighted-average fair value per option granted	$0.66	$0.74

The following table presents the weighted-average assumptions used for options granted under the 2012 Plan:

2018
Option term (years)	6.25
Volatility	102.79%
Risk-free interest rate	2.77%
Dividend yield	0%
Weighted-average fair value per option granted	$0.74

Share-based compensation expense recognized in the Consolidated Statements of Operations is based on awards ultimately expected to vest, therefore, awards are reduced for estimated forfeitures. The revised accounting standard requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Total share-based compensation expense, related to all of the Company's share-based awards, recognized for the years ended December 31, was comprised as follows:

	2019	2018
(Dollars in thousands)
Cost of product revenue	$1	$-
Research and product development	4	1
Selling, general and administrative	26	5
Share-based compensation expense	$31	$6

Total unrecognized compensation costs related to non-vested awards as of December 31, 2019 and December 31, 2018 is $96 thousand and $93 thousand, respectively, and is expected to be recognized over a weighted-average remaining vesting period of approximately 3.02 years and 3.94 years, respectively.

Presented below is a summary of the Company's stock option plans' activity for the years ended December 31:

	2019	2018
Shares under option, beginning	720,624	766,339
Granted	15,000	160,000
Exercised	(133,500)	(73,695)
Forfeited	-	-
Expired/canceled	(74,249)	(132,020)
Shares under option, ending	527,875	720,624
Options exercisable	392,375	559,624
Remaining shares available for granting of options	68,930	24,681

The weighted average exercise price for the Plans is as follows for each of the years ended December 31:

	2019	2018
Shares under option, beginning	$ 0.86	$ 0.82
Granted	$ 0.83	$ 0.90
Exercised	$ 0.56	$ 0.54
Forfeited	-	-
Expired/canceled	$ 1.15	$ 0.90
Shares under option, ending	$ 0.89	$ 0.86
Options exercisable, ending	$ 0.89	$ 0.84

The following table summarizes information for options outstanding and exercisable for the Plans as of December 31, 2019:

Outstanding Options				Options Exercisable
		Weighted Average	Weighted		Weighted
Exercise		Remaining	Average		Average
Price Range	Number	Contractual Life	Exercise Price	Number	Exercise Price
$0.29 - $1.08	453,875	6.17	$0.84	318,375	$0.81
$1.09 - $1.20	74,000	5.17	$1.20	74,000	$1.20

	527,875	6.03	$0.89	392,375	$0.89

The aggregate intrinsic value (i.e. the difference between the closing stock price and the price to be paid by the option holder to exercise the option) is $10 thousand for the Company's outstanding options and $10 thousand for the exercisable options as of December 31, 2019. The amounts are based on the Company's closing stock price of $.67 as of December 31, 2019.

There were no unvested restricted stock grants for the year ended December 31, 2019 and 2018.

Non-vested options activity is as follows for the year ended December 31:

	2019 Options	2019 Weighted Average Exercise Price
Non-vested options balance, beginning January 1	161,000	$0.90
Non-vested options granted	15,000	$0.83
Vested options	(40,500)	$0.90
Non-vested options forfeited	-	-
Non-vested options balance, ending December 31	135,500	$0.89

12.                Commitments and Contingencies

Commitments:

Leases

The Company determines whether an arrangement is a lease at inception. The Company and its subsidiary have operating leases for certain manufacturing, laboratory, office facilities and certain equipment. The leases have remaining lease terms of less than one year to less than five years. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. As of December 31, 2019 and December 31, 2018, the Company has no assets recorded under finance leases.

Lease expense for these leases is recognized on a straight-line basis over the lease term. For the twelve months ended December 31, 2019, total lease costs is comprised of the following:

(Dollars in thousands)
2019
Operating lease cost	$222
Short-term lease cost	-
Total net lease cost	$222

Short-term lease cost represents leases that were not capitalized as the lease term as of January 1, 2019 was less than 12 months.

Other information related to leases for the twelve months ended December 31 was as follows:

(Dollars in thousands, except lease term and discount rate)
2019
Supplemental Balance Sheet Information:
Operating leases:
Operating lease ROU asset	$947

Current operating lease liabilities	$171
Non-current operating lease liabilities	776
Total operating lease liabilities	$947

Operating leases:
ROU assets	$1,164
Asset lease expense	(217)
ROU assets, net	$947

Weighted Average Remaining Lease Term (in years):
Operating leases	4.92

Weighted Average Discount Rate:
Operating leases	5.85%

Supplemental Cash Flows Information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$222

Non-Cash Activity Right-of-use assets obtained in exchange for lease obligations:
Operating leases	966

Maturities of lease liabilities are as follows for the year ending December 31:

(Dollars in thousands)
2019
2020	$222
2021	222
2022	222
2023	222
2024	204
Total lease payments	1,092
Less: imputed interest	(145)
Total lease obligations	947
Less: current obligations	171
Long-term lease obligations	$776

As of December 31, 2019, there were no additional operating lease commitments that had not yet commenced.

Future minimum lease payments under leases that had initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2018, based on the former accounting guidance for leases, were: $5 thousand in 2019 and $3 thousand in 2020. The Company incurred operating lease expense of $226 thousand for the year ended December 31, 2018.

Warranties

Product warranty liabilities are included in "Accrued liabilities" in the Consolidated Balance Sheets. Below is a reconciliation of changes in product warranty liabilities:

(Dollars in thousands)	Twelve Months Ended December 31,
	2019	2018
Balance, January 1	$24	$14
Accruals for warranties issued	16	33
Accruals for pre-existing warranties	(15)	-
Settlements made (in cash or in kind)	(9)	(23)
Balance, end of period	$16	$24

Employment Agreement

On May 5, 2017, the Company entered into an employment agreement with one employee. The agreement provides for an initial term ending December 31, 2018, and, unless either party provides written notice that the agreement will not be renewed, is renewed for an additional year on December 31, 2018 and each subsequent December 31; such non-renewal may be for any or for no stated reason. The agreement provides for certain payments upon termination of employment under certain circumstances. As of December 31, 2019, the Company's potential minimum obligation to this employee was approximately $212 thousand.

Contingencies:

Legal

We are subject to legal proceedings, claims and liabilities which arise in the ordinary course of business. When applicable, we accrue for losses associated with legal claims when such losses are probable and can be reasonably estimated. These accruals are adjusted as additional information becomes available or circumstances change. Legal fees are charged to expense as they are incurred.

The Company has been named as a party in the December 19, 2019 United States Environmental Protection Agency (EPA) Demand Letter regarding the Malta Rocket Fuel Area Superfund Site (Site) located in Malta and Stillwater, New York in connection with an alleged release of hazardous materials into the environment. The EPA is seeking reimbursement of response costs from all named parties in the amount of approximately $358,000 plus interest in connection with the investigation and disposal activities associated with the various drum caches discovered at the Site, issuance of the Explanation of Significant Differences ("ESD") of the Site, and implementation of the work contemplated by the ESD. The Company considers the likelihood of a material adverse outcome to be remote and does not currently anticipate that any expense or liability it may incur as a result of these matters in the future will be material to the Company's financial condition.

13.                Related Party Transactions

MeOH Power, Inc.

On December 18, 2013, MeOH Power, Inc. and the Company executed a Senior Demand Promissory Note (the Note) in the amount of $380 thousand to secure the intercompany amounts due to the Company from MeOH Power, Inc. upon the deconsolidation of MeOH Power, Inc. Interest accrues on the Note at the Prime Rate in effect on the first business day of the month, as published in the Wall Street Journal. At the Company's option, all or part of the principal and interest due on this Note may be converted to shares of common stock of MeOH Power, Inc. at a rate of $0.07 per share. Interest began accruing on January 1, 2014. The Company recorded a full allowance against the Note. As of December 31, 2019 and December 31, 2018, $312 thousand and $298 thousand, respectively, of principal and interest are available to convert into shares of common stock of MeOH Power, Inc. Any adjustments to the allowance are recorded as miscellaneous expense during the period incurred.

Legal Services

During the years ended December 31, 2019 and December 31, 2018, the Company incurred $54 thousand and $10 thousand, respectively, to Couch White, LLP for legal services associated with contract review. A partner at Couch White, LLP is an immediate family member of one of our Directors.

14.                Geographic and Segment Information

The Company sells its products on a worldwide basis with its principal markets listed in the table below where information on product revenue is summarized by geographic area for the Company as a whole for each of the years ended December 31:

(Dollars in thousands)	2019	2018

Product revenue:
United States	$4,248	$5,540
Association of South East Asian Nations (ASEAN)	1,714	2,015
Europe, the Middle East and Africa (EMEA)	463	384
North America	129	120
South America	17	3

Total product revenue	$6,571	$8,062

Revenues are attributed to regions based on the location of customers. In 2019 and 2018, approximately 35.3% and 31.3%, respectively, of our product revenues was from customers outside of the United States.

Long-lived assets of $174 thousand and $181 thousand at December 31, 2019 and 2018, respectively consist of property, plant and equipment all located within the United States.

At MTI Instruments, the largest commercial customer in 2019 was U.S. manufacturer of support solutions to the aerospace and energy markets, which accounted for 11.0% of total product revenue. At MTI Instruments, the largest commercial customer in 2018 was a manufacturer of semiconductor equipment in Asia, which accounted for 11.1% of total product revenue. The U.S. Air Force continues to be the largest government customer, accounting for 20.8% and 28.0% of total product revenue in 2019 and 2018, respectively.

The Company operates in one segment and therefore segment information is not presented.

15.                Subsequent Events

In accordance with U.S. GAAP, the Company has evaluated subsequent events for disclosure between the consolidated balance sheet date of December 31, 2019 and November 23, 2020, the date the financial statements were available to be issued.

On March 11, 2020, the World Health Organization declared COVID-19 to be a global pandemic and recommended containment and mitigation measures. On March 13, 2020, the United States declared a national emergency concerning the outbreak. Along with these declarations, extraordinary and wide-ranging actions have been taken by international, federal, state and local public health and governmental authorities to contain and combat the outbreak and spread of COVID-19 across the United States. These actions include quarantines, social distancing and "stay-at-home" orders, travel restrictions, mandatory business closures and other mandates that have substantially restricted individuals' daily activities and curtailed or ceased many business' normal operations. In response to these actions, the Company began implementing changes to its business in March 2020 to protect its employees and customers by implementing social distancing and other health and safety protocols. The Company implemented procedures to support a flexible workforce based on business needs and provided flexible work arrangements. While these measures have been necessary and appropriate, they may result in additional costs and may adversely impact the Company's business and financial performance. As the Company's response to the pandemic evolves, the Company may incur additional costs and will potentially experience adverse impacts to its business, each of which are uncertain at this time.

On January 17, 2020, the Company announced the formation of a new wholly-owned subsidiary named EcoChain and its entry into the cryptocurrency and blockchain ecosystem. The Company is forming a new business line focusing on cryptocurrency mining and in connection with that has entered into a long-term strategic relationship with Soluna Technologies, Ltd. (Soluna), a Canadian company focused on powering the blockchain economy with clean, low-cost renewable energy. Soluna develops vertically integrated, utility-scale computing facilities focused on cryptocurrency mining and cutting-edge blockchain applications. The Company made a strategic investment in Soluna and formed EcoChain as a wholly-owned subsidiary to own and operate the Company's renewable-energy powered cryptocurrency mining operations. Soluna will construct and operate EcoChain's facilities. The Company will also have the ability to elect to make additional equity investments in Soluna and its projects on a go-forward basis. In addition, William P. Phelan, a member of the Company's Board of Directors, will join Soluna's Board of Directors.

Effective January 13, 2020, EcoChain and Soluna entered into an Operating and Management Agreement providing that, in exchange for a one-time fee and revenue-based payments, Soluna will assist EcoChain with developing means to efficiently and effectively mine cryptocurrency.

The Company invested $500,000 in Soluna through the purchase of Class A Preferred Shares of Soluna. The Company also entered into a Contingent Rights Agreement with Soluna pursuant to which the Company (i) is obligated to purchase an additional $250,000 worth of Soluna Class A Preferred Shares following Soluna's achievement of certain development milestones with respect to EcoChain, and (ii) has the option to purchase additional Class A Preferred Shares following Soluna's securing of certain levels of project financing with respect to wind power generation facilities it is developing.

Several of Soluna's equity holders are affiliated with Brookstone Partners, the investment firm that holds an equity interest in the Company through Brookstone Partners Acquisition XXIV, LLC. Certain Brookstone-affiliated directors that serve on the board of directors of the Company also serve as directors or officers of Soluna. The various transactions described above were negotiated on behalf of the Company and EcoChain via an independent investment committee of the Company's board of directors and the separate legal representation of Couch White, LLP, a New York-based law firm, and Dentons, an international law firm with offices in Canada. The transactions were subsequently unanimously approved by both the independent investment committee and the full board of directors of the Company.